As filed with the Securities and Exchange Commission on February 6, 2004
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Barrier Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	22-3828030
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

600 College Road East, Suite 3200

Princeton, New Jersey 08540
(609) 945-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Geert Cauwenbergh, Ph.D.

Chief Executive Officer
Barrier Therapeutics, Inc.
600 College Road East, Suite 3200
Princeton, New Jersey 08540
(609) 945-1200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven M. Cohen, Esq. Joanne R. Soslow, Esq. Morgan, Lewis & Bockius LLP 502 Carnegie Center Princeton, New Jersey 08540 (609) 919-6600	David E. Redlick, Esq. Stuart R. Nayman, Esq. Hale and Dorr LLP 300 Park Avenue New York, New York 10022 (212) 937-7200

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed	Amount of the
Title of Each Class of	Maximum Aggregate	Registration
Securities to Be Registered	Offering Price(1)	Fee(2)

Common Stock, $0.0001 par value	$86,250,000	$10,928

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer is not permitted.

PROSPECTUS (Subject to Completion)

Issued February 6, 2004

                                    Shares

COMMON STOCK

Barrier Therapeutics, Inc. is offering                     shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $          and $          per share.

We have applied to have our common stock approved for quotation on the NASDAQ National Market under the symbol “BTRX.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

PRICE $            A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Barrier

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional                      shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                , 2004.

MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC
JPMORGAN

                    , 2004

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are offering to sell shares of common stock, and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

      Until                , 2004, 25 days after the commencement of this offering, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

      This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

BARRIER THERAPEUTICS, INC.

      We are a biopharmaceutical company focused on the discovery, development and commercialization of a portfolio of innovative pharmaceutical products to address major medical needs in the field of dermatology. We currently have multiple product candidates in clinical development, with four of these candidates in or entering Phase III clinical trials. We believe that there exists significant commercial opportunity for a company focused specifically on the treatment of dermatological diseases, given the relatively fragmented nature of the dermatology market and the clinical limitations of currently approved treatments. Finally, we believe that we will be able to effectively commercialize our products, if approved, using a focused, specialty sales force.

Our Product Development Pipeline

      Our product pipeline includes eight product candidates in various stages of clinical development for the treatment of a range of dermatological conditions. We also have a number of products in preclinical development, one of which we expect will enter clinical development in 2005. In addition, we have rights to two other products that are marketed by third parties in some countries outside the United States and Europe, which we plan to reformulate prior to initiating clinical trials.

      Our four most advanced product candidates are Sebazole, Zimycan, Hyphanox and Liarozole.

      Sebazole. Sebazole is a topical formulation of 2.0% ketoconazole, an antifungal agent, in a waterless gel that we are developing as a once daily treatment for seborrheic dermatitis. Seborrheic dermatitis is an inflammation of the skin that is characterized by a red, scaly, itchy rash primarily occurring on the face, scalp, behind the ears and in the middle of the chest, which affects approximately 8.5 to 14.3 million people in the United States. The most commonly used prescription drugs for the treatment of seborrheic dermatitis typically must be used at least twice daily for four to six weeks to be effective in treating this condition. If approved, we believe that Sebazole would have favorable attributes, including a dosing regimen of once daily treatment for two weeks, a fast onset of action and a lower likelihood of recurrence of symptoms in comparison with steroid treatment. In November 2003, we completed two Phase III clinical trials for the treatment of seborrheic dermatitis in which Sebazole achieved the primary efficacy endpoint with statistical significance.

      Zimycan. Zimycan is a topical ointment of 0.25% miconazole, an antifungal agent, in a zinc oxide and petrolatum base. We are developing Zimycan for the treatment of infants with Candida-associated diaper dermatitis, which is an inflammatory disease in which an infant’s diaper rash is complicated with an infection by a fungus called Candida. Diaper dermatitis is one of the most common skin conditions in infants and is observed in approximately one million pediatric outpatient visits each year. Based on multiple published reports, we believe that more than 40% of all diaper dermatitis involves Candida. In the United States, there currently is no prescription drug approved to treat Candida-associated diaper dermatitis. If approved, we believe that Zimycan would have favorable attributes, including a formulation without a steroid that is specifically designed for Candida-associated diaper dermatitis. In the first quarter of 2003, we commenced a Phase III pivotal clinical trial for the use of Zimycan in the treatment of infants with proven Candida-associated diaper dermatitis to support a new drug application in the United States. In June 2003, we filed a marketing authorization application for Zimycan in the treatment of Candida-associated diaper dermatitis under the European Union’s mutual recognition procedure.

      Hyphanox. Hyphanox is an oral formulation of itraconazole, an antifungal agent, that we are developing for the treatment of various fungal infections, including vaginal candidiasis, commonly known as vaginal yeast infection, tinea pedis, commonly known as athlete’s foot, and onychomycosis, commonly known as nail fungus. Vaginal candidiasis, tinea pedis and onychomycosis are commonly occurring fungal infections and we believe that treatments for these diseases represent a significant market opportunity. Itraconazole is effective in treating these fungal infections. We recently commenced a Phase III pivotal clinical trial for the use of a single day, single dose treatment of two 200 mg tablets of Hyphanox in the treatment of vaginal candidiasis. This trial will compare Hyphanox to Diflucan, the most widely prescribed oral treatment for this disease. In the second quarter of 2004, we plan to initiate a Phase III pivotal clinical trial for tinea pedis and, in early 2005, we plan to initiate Phase III pivotal clinical trials for onychomycosis. Janssen Pharmaceutica Products, L.P. and a number of other Johnson & Johnson companies currently market different formulations of itraconazole, under Sporanox and other brand names, in various countries. In addition, Janssen has an exclusive option to acquire the right to commercialize Hyphanox on a region-by-region basis. It is possible that this option will become exercisable during 2004.

      Liarozole. Liarozole is our first product candidate based on a class of molecules known as retinoic acid metabolism blocking agents, or RAMBAs. We are developing Liarozole as an oral treatment for congenital ichthyosis. Congenital ichthyosis is a rare genetic disease, affecting one in 6,000 people in the United States, characterized by severe dryness and scaling of the skin with the scaling often occurring over large areas of the body. There is no oral prescription drug currently approved in the United States that is indicated for the treatment of congenital ichthyosis. Liarozole has been granted orphan drug status in Europe for the treatment of congenital ichthyosis and we recently filed an application for orphan drug status for Liarozole for this indication in the United States. We expect to commence a Phase III clinical trial for Liarozole by the end of 2004.

      Our four product candidates in earlier stages of clinical development are Rambazole, Azoline, Hivenyl and Atopik. Our product candidate in preclinical development which we expect will enter clinical development in 2005 is Ecalcidene.

      Rambazole. Rambazole is our second product candidate based on the RAMBA class of molecules. We are developing an oral formulation of Rambazole for the treatment of psoriasis and severe acne. Preclinical studies suggest that Rambazole is more selective and more active than first generation RAMBA-based product candidates, such as Liarozole. We intend to initiate two pilot clinical studies using oral Rambazole in Europe in the first half of 2004 to determine safety and preliminary indications of effectiveness in the treatment of both psoriasis and severe acne.

      Azoline. Azoline is an antifungal agent that we are developing as a short course oral treatment for skin and mucosal fungal infections. We have completed a Phase I clinical trial for Azoline, which indicated that at the doses tested, Azoline has a half-life in the body which is nearly three times longer than that of itraconazole. In 2004, we intend to pursue additional pilot clinical studies in Europe for the use of Azoline in treating various types of dermatological fungal infections.

      Hivenyl. Hivenyl is an antihistamine that we are developing as an oral treatment for allergic reactions of the skin, such as hives, which will not cause sedation typically associated with antihistamines. The results of two Phase I clinical trials suggest that Hivenyl inhibits allergic reactions, has a fast onset of action and does not cause sedation.

      Atopik. Atopik is a PDE4 inhibitor that we are developing as a topical treatment for eczema, which is an inflammatory skin condition. In a pilot clinical study, Atopik reduced inflammatory response to stimuli that cause dermatitis.

      Ecalcidene. Ecalcidene is an orally available vitamin D3 derivative that we are developing for the treatment of psoriasis. Based on preclinical studies, we believe that Ecalcidene may offer benefits over natural vitamin D3 in the treatment of psoriasis. It has demonstrated the potential to become the first vitamin D3 derivative that can be taken orally on a routine basis.

Our Business Strategy

      Our strategy is to develop a portfolio of innovative products that address major medical needs in the treatment of dermatological diseases and disorders in order to become a global leader in the discovery, development and commercialization of prescription pharmaceutical products in the field of dermatology. To achieve our goal, we intend to:

•	aggressively pursue the development and regulatory approval of our product candidates;

•	commercialize our products directly through our own sales organization in the United States and through collaborations with third parties outside the United States;

•	maintain a diverse portfolio of product candidates at various stages of preclinical and clinical development; and

•	expand our product portfolio through a combination of internal development efforts and selective in-licensing of additional compounds.

Johnson & Johnson Relationship

      We were founded in 2001 by Geert Cauwenbergh, our Chief Executive Officer, who identified a portfolio of dermatological product candidates and intellectual property within the Johnson & Johnson family of companies that he believed could form the basis for an independent pharmaceutical company focused on dermatology. In May 2002, we acquired these assets through licenses from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., each a Johnson & Johnson company, in exchange for an equity interest in us.

Early-Stage Company

      We have a limited operating history, have not completed the development of any of our product candidates and have not yet received marketing authorization for any of our product candidates. We have not been profitable in any quarter since inception. For the nine months ended September 30, 2003, our net loss was $13.3 million and, as of that date, we had a deficit accumulated during the development stage of $51.9 million. Even if we succeed in developing and commercializing one or more of our product candidates, we may never achieve sufficient sales revenue to achieve or maintain profitability. We expect to incur operating losses for the foreseeable future.

      We were incorporated under the laws of the State of Delaware in September 2001 as “Barrier Health Technologies, Inc.” We changed our name to “Barrier Therapeutics, Inc.” in April 2002. Our principal executive offices are located at 600 College Road East, Suite 3200, Princeton, New Jersey 08540. Our telephone number is (609) 945-1200. Our website address is www.barriertherapeutics.com. The information on our website is not a part of this prospectus. We have included our website address in this document as an inactive textual reference only.

      We are seeking U.S. trademark registrations for our proposed trademarks Barrier TherapeuticsTM, SebazoleTM, ZimycanTM, RambazoleTM and HivenylTM. Each of the other trademarks, trade names or service marks appearing in this prospectus belongs to its respective holder.

      In this prospectus, unless otherwise stated or the context otherwise requires, references to “Barrier,” “we,” “us,” “our” and similar references refer to Barrier Therapeutics, Inc. In addition, in this prospectus, the information attributed to IMS Health is based on our independent analysis of the data provided to us from IMS Health.

THE OFFERING

Common stock offered by Barrier	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	For advancing our product candidates through preclinical studies and clinical trials, the commercialization of our product candidates, if and when approved, and general corporate purposes, including working capital needs and potential product acquisitions or in-licensing opportunities. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	BTRX

      The number of shares of our common stock that will be outstanding immediately after this offering includes 1,645,000 shares of common stock outstanding as of December 31, 2003 and 31,921,809 shares of common stock issuable upon conversion of all currently outstanding shares of series A, series B and series C convertible preferred stock upon the completion of this offering. This calculation excludes:

•	1,757,166 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2003 at a weighted average exercise price of $0.44 per share, of which, options to purchase 316,308 shares were exercisable; and

•	1,097,834 shares of common stock available for future grant under our 2002 equity compensation plan as of December 31, 2003.

      Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise by the underwriters of their over-allotment option; and

•	the conversion, on a one-for-one basis, of all outstanding shares of series A, series B and series C convertible preferred stock into 31,921,809 shares of common stock upon completion of this offering.

SUMMARY FINANCIAL DATA

      The following tables summarize our consolidated financial data. You should read the summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included in this prospectus.

      The pro forma net loss per share data reflect our issuance on October 23, 2003 of 8,205,140 shares of our series C convertible preferred stock and the automatic conversion of all outstanding shares of our series A, series B and series C convertible preferred stock into 31,921,809 shares of common stock upon the completion of this offering, as if the conversion had occurred at the date of the original issuance.

      The pro forma balance sheet data reflect our October 23, 2003 series C convertible preferred stock issuance and the automatic conversion of our series A, series B and series C convertible preferred stock into 31,921,809 shares of common stock upon the completion of this offering. The pro forma as adjusted balance sheet data further reflect our sale of          shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and offering expenses.

	Period from				Period from
	September 17,				September 17,
	2001		Nine Months Ended		2001
	(inception) to	Year Ended	September 30,		(inception) to
	December 31,	December 31,			September 30,
	2001	2002	2002	2003	2003

					(unaudited)
	(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Grant revenue	$—	$—	$—	$203	$203

Operating expenses:
Research and development	—	3,543	878	11,439	14,982
General and administrative	20	1,531	902	2,373	3,924
In-process research and development	—	25,000	25,000	—	25,000

Total operating expenses	20	30,074	26,780	13,812	43,906

Loss from operations	(20)	(30,074)	(26,780)	(13,609)	(43,703)
Interest income	—	275	177	267	542
Interest expense	(1)	(5)	(4)	—	(6)

Net loss	(21)	(29,804)	(26,607)	(13,342)	(43,167)
Preferred stock accretion	—	(3,392)	(2,058)	(5,376)	(8,768)

Net loss attributable to common stockholders	$(21)	$(33,196)	$(28,665)	$(18,718)	$(51,935)

Basic and diluted net loss per share	$—	$(120.37)	$(130.67)	$(30.43)

Weighted average shares used in computing basic and diluted net loss per share		275,777	219,376	615,217

Unaudited pro forma basic and diluted net loss per share		$(3.00)		$(.89)

Unaudited weighted average shares used in computing pro forma basic and diluted net loss per share		11,078,664		20,990,006

	As of
	September 30, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(unaudited)

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$27,830	$59,750	$
Working capital	26,809	58,729
Total assets	29,845	61,765
Redeemable convertible preferred stock	79,286	—
Deficit accumulated during the development stage	(51,935)	(51,935)
Total stockholders’ (deficit) equity	(51,795)	59,411

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and all other information contained in this prospectus before you decide whether to purchase our common stock.

Risks Related to Our Financial Results and Need for Additional Financing

              We have incurred losses since inception and anticipate that we will continue to incur losses for the foreseeable future.

      Since our inception in September 2001, we have incurred significant operating losses and, as of September 30, 2003, we had a deficit accumulated during the development stage of $51.9 million. We have not yet completed the development of any of our product candidates, and none are ready for commercialization. As a result, to date, we have generated no revenues from the sale of our products. We expect to continue to incur significant operating expenses and capital expenditures and anticipate that our expenses may increase substantially in the foreseeable future as we:

•	conduct clinical trials;

•	conduct research and development on existing and new product candidates;

•	seek regulatory approvals for our product candidates;

•	commercialize our product candidates, if approved;

•	hire additional clinical, scientific, sales and marketing and management personnel;

•	add operational, financial and management information systems; and

•	identify and in-license additional compounds or product candidates.

      We need to generate significant revenue to achieve and maintain profitability. Even if we succeed in developing and commercializing one or more of our product candidates, we may never achieve sufficient sales revenue to achieve or maintain profitability. We expect to incur operating losses for the foreseeable future.

              We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

      At September 30, 2003, we had cash, cash equivalents and marketable securities of $27.8 million. We believe that the net proceeds from this offering, the proceeds of approximately $32 million from our series C convertible preferred stock financing that we completed in October 2003, our other cash resources and interest on these funds will be sufficient to meet our projected operating requirements through the end of 2005. We currently have no additional commitments or arrangements for any additional financing to fund the research and development and commercial launch of our product candidates. We will require additional funding in order to continue our research and development programs, including preclinical studies and clinical trials of our product candidates, pursue regulatory approvals for our product candidates, pursue the commercial launch of our product candidates and for general corporate purposes. Our future capital requirements will depend on many factors, including:

•	the success of our development and commercialization of our product candidates;

•	the scope and results of our clinical trials;

•	advancement of other product candidates into clinical development;

•	potential acquisition or in-licensing of other products or technologies;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	the costs of manufacturing activities;

•	the costs of commercialization activities, including product marketing, sales and distribution;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property-related costs, including any possible litigation costs; and

•	our ability to establish and maintain collaborative and other strategic arrangements.

      Adequate financing may not be available on terms acceptable to us, if at all. We may continue to seek additional capital through public or private equity offerings, debt financings or collaborative arrangements and licensing agreements.

      If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve restrictive covenants. Any debt financing that we raise or additional equity we may sell may contain terms that are not favorable to us or our common stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it will be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that may not be favorable to us.

      Lack of funding could adversely affect our ability to pursue our business. For example, if adequate funds are not available, we may be required to curtail significantly or eliminate one or more of our product development programs.

Risks Related to Development of Product Candidates

              We will not be able to commercialize our product candidates if our preclinical studies do not produce successful results or if our clinical trials do not demonstrate safety and efficacy in humans.

      We are currently not authorized to market any of our product candidates. Before obtaining regulatory approval for the sale of our product candidates, we must conduct, at our own expense, extensive preclinical studies and clinical trials to demonstrate the safety and efficacy in humans of our product candidates. Preclinical studies and clinical trials are expensive, can take many years and have uncertain outcomes. Our success will depend on the success of our currently ongoing clinical trials and subsequent clinical trials that have not yet begun. It may take several years to complete the clinical trials of a product, and a failure of one or more of our clinical trials can occur at any stage of testing. If clinical trial difficulties and failures arise, our product candidates may never be approved for sale or become commercially viable.

      There are a number of difficulties and risks associated with clinical trials. These difficulties and risks may result in the failure to receive regulatory approval to sell our product candidates or the inability to commercialize any of our product candidates. The possibility exists that:

•	we may discover that a product candidate does not exhibit the expected therapeutic results in humans, may cause harmful side effects or have other unexpected characteristics that may delay or preclude regulatory approval or limit commercial use if approved;

•	the results from early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded, advanced clinical trials;

•	institutional review boards or regulators, including the Food and Drug Administration, or FDA, may hold, suspend or terminate our clinical research or the clinical trials of our product candidates for various reasons, including noncompliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks;

•	subjects may drop out of our clinical trials;

•	our preclinical studies or clinical trials may produce negative, inconsistent or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials; and

•	the cost of our clinical trials may be greater than we currently anticipate.

      For example, in November 2003, we completed two Phase III clinical trials that were designed primarily to analyze the use of one of our proposed product candidates, Seboride, for the treatment of seborrheic dermatitis. We have decided not to seek regulatory approval for Seboride because the results of these clinical trials did not exhibit the expected therapeutic results.

      With respect to a number of our product candidates, we expect to rely on the results of clinical trials that were performed by or on behalf of affiliates of Johnson & Johnson prior to our acquisition of these product candidates. It is possible that these trial results may not be predictive of the results of the clinical trials that we conduct for our product candidates. In addition, the results of these prior clinical trials may not be acceptable to the FDA because the data may be incomplete, outdated or not otherwise acceptable for inclusion in our regulatory approvals.

      If we do not receive regulatory approval to sell our product candidates or cannot successfully commercialize our product candidates, we would not be able to generate any initial revenues or grow revenues in future periods, which would result in significant harm to our financial position and adversely impact our stock price.

              If our clinical trials for our product candidates are delayed, we would be unable to commercialize our product candidates on a timely basis, which would materially harm our business.

      Planned clinical trials may not begin on time or may need to be restructured after they have begun. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	obtaining an effective investigational new drug application, or IND, or regulatory approval to commence a clinical trial;

•	negotiating acceptable clinical trial agreement terms with prospective trial sites;

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site;

•	recruiting subjects to participate in a clinical trial;

•	competition in recruiting clinical investigators;

•	shortage or lack of availability of clinical trial drugs;

•	the need to repeat clinical trials as a result of inconclusive results or poorly executed testing;

•	the placement of a clinical hold on a study;

•	the failure of third parties conducting and overseeing the operations of our clinical trials to perform their contractual or regulatory obligations in a timely fashion; and

•	exposure of clinical trial subjects to unexpected and unacceptable health risks or noncompliance with regulatory requirements, which may result in suspension of the trial.

      For example, for a number of our product candidates there have been no clinical trials conducted in the United States to date. Prior to commencing clinical trials in the United States, we will need to have an IND declared effective by the FDA.

      If we have significant delays in or termination of clinical trials, our financial results and the commercial prospects for our product candidates or any other products that we may develop will be adversely impacted. In addition, our product development costs would increase and our ability to generate revenue could be impaired.

              If we are wrong in our assessment of the stages of clinical development of our initial product candidates, we may need to perform preclinical studies or clinical trials that we did not anticipate, which would result in additional product development costs for us and delays in filing for regulatory approval for our product candidates.

      We acquired the rights to our initial product candidates from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., each a

Johnson & Johnson company. Prior to this acquisition, they had conducted preclinical studies and clinical trials on several of our product candidates. For our product candidates for which we are not currently conducting a clinical trial, we have made an assessment as to whether the next clinical trial that we will perform will be a Phase I, Phase II or Phase III clinical trial based on the results of these preclinical studies and clinical trials. We may be wrong in our assessment of the stages of clinical development of our initial product candidates for several reasons, including that the data we obtained from the previous trials may be outdated or otherwise no longer acceptable for our purposes or to the FDA or similar regulatory authorities in connection with applications that we may file for regulatory approval. If our current assessments prove to be inaccurate, we will likely have to perform additional preclinical studies or clinical trials, which will require us to expend additional resources and may delay filing for regulatory approval for that product.

Risks Related to Our Dependence on Third Parties

              Because we have no manufacturing capabilities, we will contract with third-party contract manufacturers whose performance may be substandard or not in compliance with regulatory requirements, which could increase the risk that we will not have adequate supplies of our product candidates and harm our ability to commercialize our product candidates.

      We do not have any manufacturing experience or facilities. We rely on third-party contract manufacturers to produce the product candidates that we use in our clinical trials. We expect to continue to rely on third parties to manufacture any products that we commercialize. If we are unable to retain our current, or engage additional, contract manufacturers, we will not be able to conduct our clinical trials or sell any products for which we receive regulatory approval. The risks associated with our reliance on contract manufacturers include the following:

•	Contract manufacturers may encounter difficulties in achieving volume production, quality control and quality assurance and also may experience shortages in qualified personnel. As a result, our contract manufacturers might not be able to meet our clinical development schedules or adequately manufacture our products in commercial quantities when required.

•	Changing manufacturers may be difficult because the number of potential manufacturers for some of our product candidates is limited and, in some cases, there is only a single source of supply. For example, our product candidate Hyphanox is manufactured using a process that is proprietary to our contract manufacturer. It may be difficult or impossible for us to find a qualified replacement manufacturer quickly or on terms acceptable to us, the FDA and corresponding foreign regulatory agencies, or at all.

•	If we need to change manufacturers, the FDA and corresponding foreign regulatory agencies must approve these manufacturers in advance, which will involve testing and pre-approval inspections to ensure compliance with FDA and foreign regulations and standards.

•	Our contract manufacturers are subject to ongoing periodic, unannounced inspection by the FDA and corresponding state and foreign agencies or their designees to ensure strict compliance with current Good Manufacturing Practices, or cGMPs, and other governmental regulations and corresponding foreign standards. Other than through contract, we do not have control over compliance by our contract manufacturers with these regulations and standards. Our present or future contract manufacturers may not be able to comply with cGMPs and other FDA requirements or similar regulatory requirements outside the United States. Failure of our contract manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

•	Our contract manufacturers may breach our manufacturing agreements because of factors beyond our control or may terminate or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient for us.

      We may compete with other drug developers for access to manufacturing facilities for our current and future product candidates. If we are not able to obtain adequate supplies of our product candidates, it will be more difficult for us to develop our product candidates and compete effectively. In addition, we do not have a license to the melt extrusion technology used by our contract manufacturer to make the Hyphanox tablets. As a result, if this manufacturer cannot provide adequate supplies of Hyphanox, we cannot sublicense the melt extrusion technology to a third party to act as our supplier. Dependence upon third parties for the manufacture of our product candidates may reduce our profit margins, if any, or the sale of our products and may limit our ability to develop and deliver products on a timely and competitive basis.

              If third parties on whom we rely do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.

      We depend on independent clinical investigators and contract research organizations to conduct our clinical trials. Contract research organizations also assist us in the collection and analysis of trial data. The investigators and contract research organizations are not our employees, and we cannot control, other than by contract, the amount of resources, including time, that they devote to our product candidates. However, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial that have been approved by regulatory agencies. Furthermore, the FDA requires us to comply with standards, commonly referred to as good clinical practice, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected.

      In connection with our reliance on our independent clinical investigators and contract research organizations, our clinical trials may be extended, delayed, suspended or terminated, including as a result of:

•	the failure of these investigators and research organizations to comply with good clinical practice or to meet their contractual duties;

•	the failure of our independent investigators to devote sufficient resources to the development of our product candidates or to perform their responsibilities at a sufficiently high level;

•	our need to replace these third parties for any reason, including for performance reasons or if these third parties go out of business; or

•	the existence of problems in the quality or accuracy of the data they obtain due to the failure to adhere to clinical protocols or regulatory requirements or for other reasons.

      Extensions, delays, suspensions or terminations of our clinical trials as a result of the performance of our independent clinical investigators and contract research organizations will delay, and make more costly, regulatory approval for any product candidates that we may develop.

              We expect to be dependent upon collaborative arrangements to complete the development or commercialization of some of our product candidates. These collaborative arrangements may place the development or commercialization of our product candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

      We may not be successful in entering into collaborative arrangements with third parties. Our failure to enter into collaborative arrangements on favorable terms could delay or impair our ability to develop or commercialize our product candidates and could increase our costs of development or commercialization. Dependence on collaborative arrangements to complete the development or commercialization of some of our product candidates will subject us to a number of risks, including:

•	we may not be able to control the amount and timing of resources that our collaborators may devote to the commercialization or development of our product candidates;

•	our collaborators may experience financial difficulties;

•	we may be required to relinquish important rights, such as marketing and distribution rights;

•	should a collaborator fail to develop or commercialize one of our compounds or product candidates, we may not receive any future milestone payments and will not receive any royalties for this compound or product candidate;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•	a collaborator could independently move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which would delay the product’s development and may increase the cost of developing our product candidates.

Risks Related to Intellectual Property

              There are limitations on our patent rights relating to our product candidates that may affect our ability to exclude third parties from competing against us if we receive approval to market these product candidates.

      The patent rights that we own or have licensed relating to our product candidates are limited in ways that may affect our ability to exclude third parties from competing against us if we receive regulatory approval to market these product candidates. In particular:

•	We do not hold composition of matter patents covering the active pharmaceutical ingredients of most of our later stage product candidates. Composition of matter patents on active pharmaceutical ingredients are the strongest form of intellectual property protection for pharmaceutical products as they apply without regard to any method of use or other type of limitation. The active ingredients of most of these product candidates are off patent. As a result, competitors who obtain the requisite regulatory approval can offer products with the same active ingredients as our products so long as the competitors do not infringe any method of use or formulation patents that we may hold. Examples include Sebazole, Zimycan and Hyphanox, for which the active pharmaceutical ingredients, ketoconazole, miconazole and itraconazole, are all off patent. The United States patent covering the active ingredient in Liarozole expires in 2006.

•	We do not hold composition of matter patents covering the formulations of many of our later stage product candidates. Composition of matter patents on formulations can provide protection for pharmaceutical products to the extent that the specifically covered formulations are important. For our product candidates for which we do not hold composition of matter patents covering the formulation, competitors who obtain the requisite regulatory approval can offer products with the same formulations as our products so long as the competitors do not infringe any active pharmaceutical ingredient or method of use patents that we may hold. The United States patent covering the formulation of miconazole and zinc oxide in Zimycan expires in 2007.

•	For some of our product candidates, the principal patent protection that covers, or that we expect will cover, our product candidate is a method of use patent. This type of patent only protects the product when used or sold for the specified method. However, this type of patent does not limit a competitor from making and marketing a product that is identical to our product for an indication that is outside of the patented method. Moreover, physicians may prescribe such a competitive identical product for off-label indications that are covered by the applicable patents. Although such off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

•	Our patent licenses from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc. are limited to the field of dermatology. As a result, with some exceptions, Johnson & Johnson, its affiliates or its licensees could manufacture and market products identical to our products outside of this field. This also could result in off-label use of these competitive products for dermatological indications.

These limitations on our patent rights may result in competitors taking product sales away from us, which would reduce our revenues and harm our business.

                  If we fail to comply with our obligations in the agreements under which we license development or commercialization rights to products or technology from third parties, we could lose license rights that are important to our business.

      All of our eight current product candidates in clinical development are based on intellectual property that we have licensed from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc. We depend, and will continue to depend, on these license agreements. The terms of these licenses are set out in two license agreements. These license agreements may be terminated on a product-by-product basis, if, by dates specified in the license agreements, we are not conducting active clinical development of the particular product or if we do not obtain regulatory approval for that product. Either of the license agreements may also be terminated if we breach that license agreement and do not cure the breach within 90 days or in the event of our bankruptcy or liquidation.

      We are a party to one other license agreement and expect to enter into additional licenses in the future. This other license agreement imposes various obligations on us, including milestone payment requirements and royalties. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license.

      Disputes may arise with respect to our licensing agreements regarding manufacturing, development and commercialization of any products relating to this intellectual property. These disputes could lead to delays in or termination of the development, manufacture and commercialization of our product candidates or to litigation.

Various aspects of our Johnson & Johnson license agreements may adversely affect our business.

      Under our principal license agreements, neither Johnson & Johnson nor any of its affiliates is restricted from developing or acquiring products that may address similar indications as our products or otherwise compete with our products. We have the sole right to commercialize any product candidate based on intellectual property licensed to us under these agreements that we elect to commercialize ourselves or with the assistance of a contract sales organization. In other circumstances, however, Johnson & Johnson and any of its affiliates has a right of first negotiation for the commercialization of our product candidates based on such intellectual property. The rights of first negotiation for the commercialization of our product candidates can be exercised on a territory-by-territory basis. This negotiation may extend for up to 180 days, which may delay our commercialization efforts or hinder our ability to enter into distribution agreements.

      Under the license agreements, Janssen has an exclusive option to acquire the right to commercialize Hyphanox on a geographic region-by-region basis. Janssen has 90 days to exercise this option from the date that we provide notice that we are able to manufacture Hyphanox batches that are reproducible and bioequivalent or that we have proven clinical efficacy in subsequent Phase III clinical trials. It is possible that this option will become exercisable during 2004. Depending on whether or not Janssen exercises its option and the regions for which it chooses to exercise its option, our business may be either favorably or adversely affected.

      The license agreements also permit each of Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., to abandon its maintenance of any patents or the prosecution of any patent applications included in the licensed intellectual property for any reason. If any of these companies abandon these activities, we have the option to undertake their maintenance and prosecution if we decide to prevent their abandonment. To date, we have assumed the maintenance and prosecution for all of the patents and patent applications relating to our Sebazole and Zimycan product candidates. If we are required to undertake these activities for any additional product candidates, our operating costs will increase.

      In addition, our license agreements limit our use of our product candidates to the specific field of dermatology as defined in the license agreements. As so defined, dermatology consists of applications for the treatment or prevention of diseases of human skin, hair, nails and oral and genital mucosa, but excludes treatments for skin cancer. Furthermore, we have not been granted the right to sell the following products in the following countries:

•	Zimycan in Argentina, Australia, Belgium, Denmark, Germany, Indonesia, Luxembourg, Mexico, New Zealand, Peru and Venezuela;

•	Ketanserin in Mexico, Central America and the Caribbean, other than Cuba; and

•	Oxatomide in Japan, Italy, Mexico and much of Central America.

      These field of use and geographic restrictions limit our ability to market our products worldwide and, therefore, limit the potential market size for our products.

                  If we are unable to obtain and maintain patent protection for our intellectual property, our competitors could develop and market products similar or identical to ours, which may reduce demand for our product candidates.

      Our success will depend in part on our ability to obtain and maintain patent protection for our proprietary technologies and product candidates and our ability to prevent third parties from infringing our proprietary rights. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. We may not be able to obtain additional issued patents relating to our technology or products. Even if issued, patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

      Because of the substantial length of time and expense associated with bringing new products through the development and regulatory approval processes in order to reach the marketplace, the pharmaceutical industry places considerable importance on patent protection for new technologies, products and processes. Accordingly, we expect to seek patent protection for our new proprietary technologies and some of our product candidates. The risk exists, however, that new patents may be unobtainable and that the breadth of the claims in a patent, if obtained, may not provide adequate protection for our proprietary technologies or product candidates.

      Although we own or otherwise have rights to a number of patents, these patents may not effectively exclude competitors, the issuance of a patent is not conclusive as to its validity or enforceability and third parties may challenge the validity or enforceability of our patents. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our issued United States patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in the foreign patents or patent applications. It is possible that a competitor may successfully challenge our patents or that challenges will result in the elimination or narrowing of patent claims and, therefore, reduce our patent protection.

      Moreover, competitors may infringe our patents or successfully avoid them through design innovation. To prevent infringement or unauthorized use, we may need to file infringement lawsuits, which are expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, may narrow our patent claims or may refuse to stop the other party from using the technology at issue on the ground that our patents do not cover its technology. Interference proceedings brought in the United States Patent and Trademark Office may be necessary to determine whether our patent applications or those of our collaborators are entitled to priority of invention relative to third parties. Litigation, interference or opposition proceedings may result in adverse rulings and, even if successful, may result in substantial costs and be a distraction to our management. We may not be able to prevent misappropriation of our respective proprietary rights, particularly in countries where the laws may not protect our rights as fully as in the United States.

                  If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology may be adversely affected.

      In addition to patent protection, we rely upon trade secrets relating to unpatented know-how and technological innovations to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and consultants. We also have confidentiality and invention or patent assignment agreements with our employees and our consultants. If our employees or consultants breach these agreements, we may not have adequate remedies for any of these breaches. In addition, our trade secrets may otherwise become known to or be independently developed by our competitors.

                  If the development of our product candidates infringes the intellectual property of our competitors or other third parties, we may be required to pay license fees or cease our development activities and pay damages, which could significantly harm our business.

      Even if we have our own patents which protect our products, our product candidates may nonetheless infringe the patents or violate the proprietary rights of third parties. In these cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to develop and commercialize our product candidates. We may not, however, be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we were able to obtain rights to a third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors potential access to the same intellectual property.

      Third parties may assert patent or other intellectual property infringement claims against us, or our collaborators, with respect to technologies used in potential product candidates. Any claims that might be brought against us relating to infringement of patents may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. In addition, any patent claims brought against our collaborators could affect their ability to carry out their obligations to us.

      Furthermore, as a result of a patent infringement suit brought against us, or our collaborators, the development, manufacture or potential sale of product candidates claimed to infringe a third party’s intellectual property may have to stop or be delayed. Ultimately, we may be unable to commercialize some of our product candidates or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Risks Related to Regulatory Approval of Our Product Candidates

                  We may not receive regulatory approvals for our product candidates or approvals may be delayed, either of which could materially harm our business.

      Government authorities in the United States and foreign countries extensively regulate the development, testing, manufacture, distribution, marketing and sale of our product candidates and our ongoing research and development activities. All of our product candidates are in various stages of development, and we are currently not authorized to market any of our product candidates.

      The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon the type, complexity and novelty of the product candidates involved. According to the FDA, a Phase I clinical trial typically takes several months to complete, a Phase II clinical trial typically takes several months to two years to complete and a Phase III clinical trial typically takes one to four years to complete. Industry sources report that the preparation and submission of new drug applications, or NDAs, which are required for regulatory approval, generally take six months to one year to complete after completion of a pivotal clinical trial. Industry sources also report that approximately 10 to 15% of all NDAs accepted for filing by the FDA are rejected and that FDA approval, if granted, usually takes approximately one year after submission, although it may take longer if additional information is required by the FDA. In addition, the Pharmaceutical Research and Manufacturers of America reports that only one out of five product candidates that enter clinical trials will ultimately be approved by the FDA for commercial sale.

      In particular, human therapeutic products are subject to rigorous preclinical studies, clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. Securing FDA approval requires the submission of extensive preclinical and clinical data, information about product manufacturing processes and inspection of facilities and supporting information to the FDA for each therapeutic indication to establish the product candidate’s safety and efficacy. Varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. For example, the FDA has previously issued three not approvable letters for Zimycan in 1986, 1999 and 2000. Changes in the FDA approval process during the development period or changes in regulatory review for each submitted product application, may also cause delays in the approval or result in rejection of an application. The FDA has substantial discretion in the approval process and may reject our data or disagree with our interpretations of our clinical trial data, which also could cause delays of an approval or the rejection of an application. The approval process may take many years to complete and may involve ongoing requirements for post-marketing studies. Any FDA or other regulatory approval of our product candidates, once obtained, may be withdrawn, including for failure to comply with regulatory requirements or if clinical or manufacturing problems follow initial marketing. If our product candidates are marketed abroad, they will also be subject to extensive regulation by foreign governments.

      Any failure to receive the regulatory approvals necessary to commercialize our product candidates would severely harm our business. The process of obtaining these approvals and the subsequent compliance with appropriate domestic and foreign statutes and regulations require spending substantial time and financial resources. If we fail to obtain or maintain, or encounter delays in obtaining or maintaining, regulatory approvals, it could adversely affect the marketing of any product candidate we develop, our ability to receive product or royalty revenues and our liquidity and capital resources.

                  We may not be able to obtain or maintain orphan drug exclusivity for our product candidates for the treatment of rare dermatological diseases, and our competitors may obtain orphan drug exclusivity prior to us, which could significantly harm our business.

      Some jurisdictions, including Europe and the United States, may designate drugs for relatively small patient populations as orphan drugs. The Commission for the European Community granted Liarozole orphan drug status for its use in the treatment of congenital ichthyosis, and we filed an application for orphan drug status for Liarozole in the United States. Orphan drug designation must be requested before submitting an application for marketing authorization. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process, but does make the product eligible for orphan drug exclusivity and specific tax credits in the United States. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity means that another application to market the same drug for the same indication may not be approved, except in limited circumstances, for a period of up to ten years in Europe and for a period of seven years in the United States. Obtaining orphan drug designations and orphan drug exclusivity for our product candidates for the treatment of rare dermatological diseases may be critical to the success of these product candidates. Our competitors may obtain orphan drug exclusivity for products competitive with our product candidates before we do, in which case we would be excluded from that market. Even if we obtain orphan drug exclusivity for any of our product candidates, we may not be able to maintain it. For example, if a competitive product is shown to be clinically superior to our product, any orphan drug exclusivity we have obtained will not block the approval of such competitive product.

                  If we fail to comply with regulatory requirements, regulatory agencies may take action against us, which could significantly harm our business.

      Any products for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for these products, will be subject to continual requirements and review by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product.

      In addition, regulatory authorities subject a marketed product, its manufacturer and the manufacturing facilities to continual review and periodic inspections. We will be subject to ongoing FDA requirements, including required submissions of safety and other post-market information and reports, registration requirements, cGMP regulations, requirements regarding the distribution of samples to physicians and recordkeeping requirements. The cGMP regulations include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. If we engage contract manufacturers, we will rely on their compliance with cGMP regulations and other regulatory requirements relating to the manufacture of products, if any. We also will be subject to state laws and registration requirements covering the distribution of our products. Regulatory agencies may change existing requirements or adopt new requirements or policies. We may be slow to adapt or may not be able to adapt to these changes or new requirements. Because many of our products contain ingredients that also are marketed in over the counter drug products, there is a risk that the FDA or an outside third party at some point would propose that our products be distributed over the counter rather than by prescription potentially affecting third party and government reimbursement for our products.

      Later discovery of previously unknown problems with our products, manufacturing processes or failure to comply with regulatory requirements, may result in any of the following:

•	restrictions on our products or manufacturing processes;

•	warning letters;

•	withdrawal of the products from the market;

•	voluntary or mandatory recall;

•	fines;

•	suspension or withdrawal of regulatory approvals;

•	suspension or termination of any of our ongoing clinical trials;

•	refusal to permit the import or export of our products;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

                  We have only limited experience in regulatory affairs, which may affect our ability or the time we require to obtain necessary regulatory approvals

      We have only limited experience in filing the applications necessary to gain regulatory approvals. Moreover, some of the products that are likely to result from our product development, licensing and acquisition programs may be based on new technologies that have not been extensively tested in humans. The regulatory requirements governing these types of products may be less well defined or more rigorous than for conventional products. As a result, we may experience a longer regulatory process in connection with obtaining regulatory approvals of any products that we develop, license or acquire.

                  If we fail to obtain regulatory approval in foreign jurisdictions, we would not be able to market our products abroad, and the growth of our revenues, if any, would be limited.

      We intend to have our products marketed outside the United States. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and jurisdictions and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or jurisdictions or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The failure to obtain these approvals could materially adversely affect our business, financial condition and results of operations.

Risks Related to Commercialization

      If any of our product candidates for which we receive regulatory approval do not achieve broad market acceptance, the revenues that we generate from their sales will be limited.

      The commercial success of our product candidates for which we obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of these products by the medical community and reimbursement of them by third party payors, including government payors. Safety, efficacy, convenience and cost-effectiveness, particularly as compared to competitive products, are the primary factors that affect market acceptance. Even if a potential product displays a favorable efficacy and safety profile in clinical trials, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

      If we are unable to establish a domestic sales and marketing infrastructure or enter into agreements with third parties to perform these functions in territories outside the United States and Canada, we will not be able to commercialize our product candidates.

      We currently have no sales or distribution capabilities and we have only limited marketing capabilities. In order to commercialize any of our product candidates, we must either acquire or internally develop sales, marketing and distribution capabilities, or make arrangements with third parties to perform these services for us.

      In the United States and Canada, we plan to build our own sales force to market our products directly to dermatologists and other target physicians. The acquisition or development of a sales and distribution infrastructure for our domestic operations will require substantial resources, which may divert the attention of our management and key personnel and negatively impact our product development efforts. Moreover, we may not be able to hire a sales force that is sufficient in size or adequate in expertise.

      We are currently in the process of negotiating marketing and distribution agreements for some of our later stage products with potential third party collaborators and distributors for the major countries outside the United States and Canada in addition to less significant markets. We intend to market our products globally and not just in the United States and Europe. We plan to begin negotiating similar marketing and distribution agreements for our earlier stage products when and if we determine that these products have progressed to later stages of development. The identification of and negotiation with potential third-party collaborators is a time-consuming and expensive process. To the extent we enter into marketing and distribution agreements for our operations outside the United States and Canada, our product revenues are likely to be lower than if we directly marketed and sold our product candidates, and any revenue we receive will depend upon the efforts of third parties, which may not be successful.

      If third-party payors do not reimburse customers for any of our product candidates that are approved for marketing, they might not be used or purchased, and our revenues and profits will not develop or grow.

      Our revenues and profits depend heavily upon the availability of reimbursement for the use of our products candidates that are approved for marketing from third-party health care and government payors, both in the United States and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

      Since reimbursement approval for a product is required from each third-party and government payor individually, seeking this approval is a time-consuming and costly process. Third-party payors may require cost-benefit analysis data from us in order to demonstrate the cost-effectiveness of any product we might bring to market. We may not be able to provide data sufficient to gain acceptance with respect to reimbursement. There also exists substantial uncertainty concerning third-party reimbursement for the use of any drug product incorporating new technology. In addition, as a result of actions by these third-party payors, the health care industry is experiencing a trend toward containing or reducing costs through various means, including lowering reimbursement rates, limiting therapeutic class coverage and negotiating reduced payment schedules with service providers for drug products.

      New federal legislation will increase the pressure to reduce price of pharmaceutical products paid for by Medicare, which will adversely affect our revenues, if any.

      The Medicare Prescription Drug Improvement and Modernization Act of 2003 reforms the way Medicare will cover and reimburse for pharmaceutical products. The legislation expands Medicare coverage for drug purchases by the elderly and eventually will introduce a new reimbursement methodology based on average sales prices for drugs. In addition, the new legislation provides authority for limiting the number of drugs that will be covered in any therapeutic class. As a result of the new legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These costs initiatives and other provisions of this legislation could decrease the coverage and price that we receive for our products and could seriously harm our business.

      Foreign governments tend to impose strict price controls, which may adversely affect our revenues, if any.

      In some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our business could be materially harmed.

      We face potential product liability exposure, and, if successful claims are brought against us, we may incur substantial liability for a product and may have to limit its commercialization.

      The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers, pharmaceutical companies or others selling our products. If we cannot successfully defend ourselves against these claims, we may incur substantial losses or expenses, be required to limit the commercialization of our product candidates and face adverse publicity. We have obtained limited product liability insurance coverage for our clinical trials with a $10 million annual aggregate coverage limit, and our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash.

      If our competitors develop and market products faster than we do or if the products of our competitors are considered more desirable than ours, revenues for any of our product candidates that are approved for marketing will not develop or grow.

      The pharmaceutical industry, and the dermatology segment in particular, is highly competitive and includes a number of established, large and mid-sized pharmaceutical companies, as well as smaller emerging companies, whose activities are directly focused on our target markets and areas of expertise. We face and will continue to face competition in the discovery, in-licensing, development and commercialization of our product candidates, which could severely impact our ability to generate revenue or achieve significant market acceptance of our product candidates. Furthermore, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, occur in the pharmaceutical industry at a rapid pace. These developments may render our product candidates or technologies obsolete or noncompetitive.

      Compared to us, many of our competitors and potential competitors have substantially greater:

•	capital resources;

•	research and development resources, including personnel and technology;

•	regulatory experience;

•	preclinical study and clinical trial experience; and

•	manufacturing, distribution and sales and marketing experience.

      As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than us. Our competitors may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates or technologies. Our competitors may also develop drugs that are more effective, useful and less costly than ours and may also be more successful than us in manufacturing and marketing their products.

      Many of the products that we are developing will face significant competition from already approved products with well-known brand names that are accepted by physicians and patients and are distributed and marketed by large pharmaceutical companies with significant commercialization capabilities. For example, Janssen has retained the right to continue to market and sell its Sporanox product, which is competitive with our Hyphanox product candidate, which could reduce the revenue that we may receive from Hyphanox.

Risks Related to Employees and Growth

      If we are not able to retain our current senior management team or attract and retain qualified scientific, technical and business personnel, our business will suffer.

      We are dependent on the members of our senior management team, in particular, our Chief Executive Officer, Dr. Geert Cauwenbergh, our Chief Operating Officer, Charles Nomides and our Chief Scientific Officer, Dr. Marcel Borgers, for our business success. Dr. Cauwenbergh, Mr. Nomides and Dr. Borgers have a long history and association with our current product candidates and intellectual property. Our employment agreements with these and our other executive officers are terminable on short notice or no notice. The loss of any one of these three individuals would result in a significant loss in the knowledge and experience that we, as an organization, possess and could cause significant delays, or outright failure, in the development and approval of our product candidates. In addition, our growth will require us to hire a significant number of qualified scientific, commercial and administrative personnel. However, there is intense competition for human resources, including management in the technical fields in which we operate, and we may not be able to attract and retain qualified personnel necessary for the successful development and commercialization of our product candidates. The loss of the services of Drs. Cauwenbergh or Borgers, Mr. Nomides or other key personnel or the inability to attract new employees when needed could severely harm our business. We do not carry key man life insurance on the lives of any of our personnel.

Risks Related To This Offering

      As a result of prior sales of our equity securities at prices lower than the price in this offering, you will incur immediate and substantial dilution of your investment.

      Purchasers of our common stock in this offering will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities and the per share price paid by our existing stockholders and by persons who exercise currently outstanding options to acquire our common stock. Accordingly, assuming an initial public offering price of $     per share, you will experience immediate and substantial dilution of approximately $     per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of our common stock in this offering will have contributed approximately      % of the aggregate price paid by all purchasers of our common stock but will own only approximately      % of our common stock outstanding after this offering.

      Our stock price is likely to be volatile, and the market price of our common stock after this offering may drop below the price you pay.

      Prior to this offering, there has been no public market for our common stock, and an active public market for our common stock may not develop or continue after this offering. If you purchase shares of our common stock in this offering, you will not pay a price established in a public marketplace. Rather, you will pay the price that we negotiate with the underwriters, which may not be indicative of market prices.

      Market prices for securities of biopharmaceutical and specialty pharmaceutical companies have been particularly volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	results of our clinical trials or those of our competitors;

•	the regulatory status of our product candidates;

•	whether or not Janssen exercises its option to commercialize Hyphanox;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	developments concerning our competitors and their products;

•	success of competitive products and technologies;

•	regulatory developments in the United States and foreign countries;

•	developments or disputes concerning our patents or other proprietary rights;

•	our ability to manufacture any products to commercial standards;

•	public concern over our drugs;

•	litigation involving our company or our general industry or both;

•	future sales of our common stock;

•	changes in the structure of health care payment systems, including developments in price control legislation;

•	departure of key personnel;

•	period-to-period fluctuations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	investors’ general perception of us; and

•	general economic, industry and market conditions.

      If any of these risks occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

      After this offering, our executive officers, directors and major stockholders will maintain the ability to control all matters submitted to stockholders for approval.

      When this offering is completed, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before the completion of this offering, will, in the aggregate, beneficially own shares representing approximately      % of our capital stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

      An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price or at a time that is acceptable to you.

      Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock quoted on the NASDAQ National Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. Investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

      Provisions in our certificate of incorporation and bylaws and under Delaware law may prevent or frustrate a change in control or a change in management that stockholders believe is desirable.

      Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors.

      The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

      In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

              We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

      Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates.

              A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

      Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding                      shares of common stock based on the number of shares outstanding as of December 31, 2003. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. The remaining                      shares, or        % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below.

Number of Shares and	Date Available for Sale
% of Total Outstanding	Into Public Market

shares, or %	181 days after the date of this prospectus due to lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.
shares, or %	Between 181 and 365 days after the date of this prospectus, depending on the requirements of the federal securities laws.

      Moreover, after this offering, holders of an aggregate of                      shares of our common stock as of December 31, 2003, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriters.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. While we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and projections of the future, about which we cannot be certain. Many factors affect our ability to achieve our objectives and to successfully develop and commercialize our product candidates including our ability to:

•	obtain substantial additional funds;

•	obtain and maintain all necessary patents or licenses;

•	demonstrate the safety and efficacy of product candidates at each stage of development;

•	meet applicable regulatory standards and file for or receive required regulatory approvals;

•	meet obligations and required milestones under our license and other agreements; and

•	produce drug candidates in commercial quantities at reasonable costs and compete successfully against other products and companies.

      In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other factors that may cause our actual results to differ materially from those implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all.

      You should read this prospectus completely. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. We may not update these forward-looking statements, even though our situation may change in the future.

      We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

USE OF PROCEEDS

      We estimate that the net proceeds from our sale of                      shares of our common stock in this offering will be approximately $           million, or approximately $           million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $          per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

      We intend to use the net proceeds of this offering approximately as follows:

•	% to advance our product candidates through preclinical studies and clinical trials;

•	% to commercialize our product candidates if and when approved; and

•	% for general corporate purposes, including working capital needs and potential acquisitions as described below.

      Our potential use of net proceeds for acquisitions may include the acquisition or in-licensing of rights to potential new products or product candidates. Although we periodically evaluate acquisition and in-licensing opportunities, we currently have no commitments or agreements with respect to any specific acquisition or license.

      Pending the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term investment grade, interest-bearing securities.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock or preferred stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion and restrictions imposed by lenders, if any.

CAPITALIZATION

      The following table describes our capitalization as of September 30, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect to our issuance on October 23, 2003 of 8,205,140 shares of series C convertible preferred stock and the conversion of all outstanding shares of series A, series B, and series C convertible preferred stock into an aggregate of 31,921,809 shares of common stock upon completion of this offering; and

•	on a pro forma as adjusted basis to give further effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and offering expenses.

      You should read this capitalization table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included in this prospectus.

	As of September 30, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
	(unaudited)
Redeemable convertible preferred stock, $.0001 par value per share:
Series A, 8,333,333 shares authorized, issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted	$28,926	$—
Series B, 15,383,336 shares authorized, issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted	50,360	—
Series C, 8,205,140 shares authorized, issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $.0001 par value per share, 28,216,669 shares authorized, 1,645,000 shares issued and outstanding, actual; 40,000,000 shares authorized, 33,566,809 shares issued and outstanding pro forma; and 100,000,000 shares authorized and shares issued and outstanding pro forma as adjusted	—	3
Preferred stock, $.0001 par value per share, none authorized, issued or outstanding, actual and pro forma; 10,000,000 shares authorized and no shares issued or outstanding pro forma as adjusted
Additional paid-in capital	373	111,576
Deficit accumulated during the development stage	(51,935)	(51,935)
Deferred compensation	(237)	(237)
Other comprehensive income	4	4

Total stockholders’ (deficit) equity	(51,795)	59,411

Total capitalization	$27,491	$59,411

      The preceding table excludes:

•	1,757,166 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2003 at a weighted average exercise price of $0.44 per share, of which, options to purchase 316,308 shares were exercisable; and

•	1,097,834 shares of common stock available for future grant under our 2002 equity compensation plan as of December 31, 2003.

DILUTION

      The historical net tangible book value of our common stock as of September 30, 2003 was approximately $           million, or $          per share, based on 1,645,000 shares of common stock outstanding as of September 30, 2003. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of outstanding shares of our common stock. As of September 30, 2003, we had a pro forma net tangible book value of approximately $           million or $          per share. Pro forma net tangible book value per share is equal to our pro forma total tangible assets less total liabilities, divided by the pro forma number of shares of our outstanding common stock, counting as outstanding the 31,921,809 shares of common stock underlying our outstanding preferred stock. After giving effect to our issuance of                      shares of common stock at an assumed initial public offering price of $          per share, after deducting estimated underwriting discounts and commissions and offering expenses, our pro forma net tangible book value as adjusted as of September 30, 2003, will be approximately $           million, or approximately $          per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $          per share to our existing stockholders and an immediate dilution of $          per share to new investors in this offering. If the initial public offering price is higher or lower than $          per share, the dilution to new stockholders will be higher or lower. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share	$
Increase attributable to the conversion of the convertible preferred stock

Pro forma net tangible book value per share before this offering
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

      Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. If any shares are issued in connection with outstanding options or the underwriters’ over-allotment option, you will experience further dilution.

      The following table summarizes, on a pro forma basis as of September 30, 2003, the difference between existing stockholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid and the average price per share paid. The table assumes that the initial public offering price will be $          per share.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders	33,566,809	%	$103,211,453	%	$3.07
New investors

Total		100%		100%

      The share data in the table above is based on shares outstanding as of September 30, 2003, counting as outstanding the 31,921,809 shares of common stock underlying all outstanding preferred stock, and excludes:

•	1,757,166 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2003 at a weighted average exercise price of $0.44 per share, of which, options to purchase 316,308 shares were exercisable; and

•	1,097,834 shares of common stock available for future grant under our 2002 equity compensation plan as of December 31, 2003.

      If the underwriters’ over-allotment option is exercised in full, the shares held by existing stockholders will decrease to      % of the total number of shares of common stock outstanding after this offering, and the number of shares held by new investors will increase to      , or      %, of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL DATA

      You should read the following selected financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial data included in this prospectus.

      We have derived the statement of operations information for the period from our inception to December 31, 2001, for the year ended December 31, 2002 and the balance sheet information as of December 31, 2001 and 2002 from our audited consolidated financial statements which are included in this prospectus. We have derived the statement of operations information for the period from our inception to September 30, 2003 and for the nine months ended September 30, 2002 and 2003 and the balance sheet information as of September 30, 2003 from our unaudited consolidated financial statements which are included in this prospectus. Our unaudited consolidated financial statements include, in the opinion of our management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of those statements. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period. The pro forma net loss per share data is computed using the weighted average number of common shares outstanding, after giving pro forma effect to our issuance on October 23, 2003 of 8,205,140 shares of our series C convertible preferred stock and the automatic conversion of all outstanding shares of our series A, series B and series C convertible preferred stock into 31,921,809 shares of common stock upon the completion of this offering, as if the conversion had occurred at the date of the original issuance.

	Period from				Period from
	September 17,				September 17,
	2001		Nine Months Ended		2001
	(inception) to	Year Ended	September 30,		(inception) to
	December 31,	December 31,			September 30,
	2001	2002	2002	2003	2003

	(in thousands, except share and per share data)
					(unaudited)
			(unaudited)
Consolidated Statement of Operations Data:
Grant revenue	$—	$—	$—	$203	$203

Operating expenses:
Research and development	—	3,543	878	11,439	14,982
General and administrative	20	1,531	902	2,373	3,924
In-process research and development	—	25,000	25,000	—	25,000

Total operating expenses	20	30,074	26,780	13,812	43,906

Loss from operations	(20)	(30,074)	(26,780)	(13,609)	(43,703)
Interest income	—	275	177	267	542
Interest expense	(1)	(5)	(4)	—	(6)

Net loss	(21)	(29,804)	(26,607)	(13,342)	(43,167)
Preferred stock accretion	—	(3,392)	(2,058)	(5,376)	(8,768)

Net loss attributable to common stockholders	$(21)	$(33,196)	$(28,665)	$(18,718)	$(51,935)

Basic and diluted net loss per share	$—	$(120.37)	$(130.67)	$(30.43)

Weighted average shares used in computing basic and diluted net loss per share		275,777	219,376	615,217

Unaudited pro forma basic and diluted net loss per share		$(3.00)		$(.89)

Unaudited weighted average shares used in computing pro forma basic and diluted net loss per share		11,078,664		20,990,006

			As of
	As of December 31,		September 30,

	2001	2002	2003

		(in thousands)	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$89	$18,144	$27,830
Working capital	62	17,475	26,809
Total assets	107	19,296	29,845
Redeemable convertible preferred stock	—	50,910	79,286
Deficit accumulated during the development stage	(21)	(33,217)	(51,935)
Total stockholders’ deficit	(20)	(33,198)	(51,795)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

      We are a biopharmaceutical company focused on the discovery, development and commercialization of pharmaceutical products in the field of dermatology. Our goal is to develop a portfolio of innovative products that address major medical needs in the treatment of dermatological diseases and disorders. Our product pipeline includes eight product candidates in various stages of clinical development. Our four most advanced product candidates are the following:

•	Sebazole—a gel for the treatment of seborrheic dermatitis, a disease characterized by inflammation and scaling of the skin, principally of the scalp, face and chest.

•	Zimycan—an ointment for the treatment of infants with Candida-associated diaper dermatitis, an inflammatory disease characterized by diaper rash complicated with an infection by a fungus called Candida.

•	Hyphanox—an oral therapeutic for the treatment of fungal infections, including vaginal candidiasis, commonly known as vaginal yeast infection, tinea pedis, commonly known as athlete’s foot, and onychomycosis, commonly known as nail fungus.

•	Liarozole—an oral therapeutic for the treatment of congenital ichthyosis, a rare genetic disease characterized by dryness and scaling of the skin.

      We were incorporated in September 2001 and commenced active operations in May 2002. To date, we have not generated any product revenues. We have financed our operations and internal growth almost entirely through private placements of preferred stock. We are a development stage enterprise and have incurred significant losses since our inception in 2001, as we have devoted substantially all of our efforts to research and development activities, including clinical trials. As of September 30, 2003, we had a deficit accumulated during the development stage of $51.9 million. Our deficit accumulated during the development stage has resulted primarily from our acquisition of the rights to our product candidates and our research and development activities.

      We expect to continue to spend significant amounts, including clinical trial costs, on the development of our product candidates. We plan to seek marketing approvals for our products in various countries throughout the world, particularly in the United States and Europe. We expect our costs to increase significantly as we continue to develop and ultimately commercialize our product candidates. While we will be focusing on the clinical development of our later stage product candidates in the near term, we expect to increase our spending on earlier stage clinical candidates as well. We also plan to identify and develop, either internally or through collaborative agreements, additional product candidates that address major needs in dermatology through acquisitions or licenses of rights to potential new products and product candidates that would fit within our growth strategy. Accordingly, we will need to generate significant revenues to achieve, and then maintain, profitability.

      Research and development expenses and purchased in-process research and development expense, in the aggregate, represented approximately 83% of our total operating expenses for the nine months ended September 30, 2003 and 95% of our total operating expenses for the year ended December 31, 2002. Research and development expenses consist primarily of costs incurred for the conduct of our clinical trials, manufacturing development costs related to our later stage product candidates, personnel costs related to our product development activities and outside professional fees related to clinical development and regulatory matters. Due to the variability in the length of time necessary to develop a product, the uncertainties related to the estimated cost of the development projects and ultimate ability to obtain governmental approval for commercialization, accurate and meaningful estimates of the ultimate cost to bring our product candidates to market are not available.

      Purchased in-process research and development expense represents costs incurred for the acquisition of our product candidates. During 2002, we expensed $25.0 million for in-process research and development solely as a result of our entering into our principal license agreements. Pursuant to these agreements, we obtained exclusive licenses to a portfolio of patents and non-exclusive licenses to related know-how, to make, use and sell our initial product candidates in the field of dermatology in many countries throughout the world. This transaction was accounted for as an acquisition of assets and consisted of several projects at various stages of development as well as access to the classes of compounds claimed in the patents licensed to us, which we can screen in our search for new product candidates in the field of dermatology. We acquired these assets under licenses from affiliates of Johnson & Johnson in exchange for the issuance of 8,333,333 shares of our series A convertible preferred stock.

      General and administrative expenses consist primarily of salaries and related expenses and costs of general corporate activities, including legal and accounting fees and consulting costs. Salaries and related benefits represented approximately 43% of our total general and administrative expenses for the nine months ended September 30, 2003 and 32% of our total general and administrative expenses for the nine months ended September 30, 2002. We anticipate that general and administrative expenses will increase in support of our expanding research and development operations as well as our initial marketing and commercialization efforts. Although we are currently not authorized to market any of our product candidates, we will begin to incur sales and marketing expenses at such time, if any, as we receive any such marketing authorization or approval. We expect to incur sales and marketing expenses in 2004 as we prepare to launch our first product, subject to obtaining requisite marketing approvals. We expect these costs to increase, subject to receiving regulatory approval, as we launch more products. We expect these costs to include marketing expenses to prepare for the launch of our products, expenses related to a sales organization for those regions in which we decide to market our products ourselves and costs for marketing efforts to support third parties with whom we may collaborate in the future in regions where we do not market directly.

      We expect to continue to incur net losses over the next several years as we continue our clinical development, apply for regulatory approvals, enter into arrangements with third parties for manufacturing and distribution services and, if approved, market our products. We have a limited history of operations and anticipate that our quarterly results of operations will fluctuate for several reasons, including:

•	the timing and extent of our research and development efforts;

•	the timing and extent of our adding new employees and infrastructure;

•	the timing of any milestone, license fee or royalty payments that we may receive or be required to make; and

•	the timing and outcome of our applications for regulatory approvals.

Critical Accounting Policies and Significant Judgments and Estimates

      Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results.

In-process Research and Development

      The amount of any in-process research and development expense is generally determined based on an analysis using risk-adjusted cash flows expected to be generated by products that may result from in-process technologies that have been acquired. We review the project rights that we acquire to determine the stage of their development, the achievement of technological feasibility and product risk factors inherent in the drug development process. The product specific risk factors include the type of drug under development, likelihood of regulatory approval, manufacturing process capability, scientific rationale, preclinical safety and efficacy data, target product profile and development plans. The valuation used to estimate in-process research and development expense requires us to use significant estimates and assumptions that, if changed, may result in a different valuation for in-process technology.

      In connection with our license agreements with Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., each a Johnson & Johnson company, we reviewed the project rights that we acquired to determine the stage of their development, the achievement of technological feasibility and the technical milestones needed to be reached before commercialization is possible. We determined as of the acquisition date that each project had significant technical risk associated with achieving the technological feasibility needed for FDA approval and each project had significant milestones to reach before commercialization. We also determined that all of the projects had no alternative future uses if they were not successful. Accordingly, we classified each product as in-process research and development and expensed their acquisition costs immediately.

      We valued the assets acquired based on the value of the consideration that the affiliates of Johnson & Johnson received in the transaction. Concurrent with the transaction, we issued for cash 15,333,336 shares of our series B convertible preferred stock, with similar characteristics to our series A convertible preferred stock, to investors not related to us or Johnson & Johnson. Based on the value of our series B convertible preferred stock, we valued the in-process research and development at $25.0 million.

Stock-based Compensation Charges

      Stock-based compensation charges represent the difference between the exercise price of options granted to employees and directors and the fair value of our common stock on the date of grant for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. We recognize this compensation charge over the vesting periods of the shares purchasable upon exercise of options. Should our assumptions of fair value change, the amount recorded as intrinsic value will increase or decrease in the future.

      We recorded deferred stock-based compensation related to stock options granted to employees of $301,000 and related amortization of $64,000 during the nine-month period ended September 30, 2003. We are applying a graded vesting amortization policy for our deferred compensation. This accelerated vesting method provides for vesting of portions of the overall award at interim dates and results in higher compensation expense in earlier years than straight-line amortization. Had we chosen to apply the straight line method of amortization of deferred compensation, our stock compensation charge would have been $45,000 lower for the nine-month period ended September 30, 2003.

      Stock-based compensation charges also represent the periodic revaluation of stock options that we have granted to non-employee consultants in accordance with the provisions of Statement of Financial Accounting Standards No. 123 and Emerging Issues Task Force No. 96-18. Pursuant to this accounting literature, equity instruments, such as options, are required to be recorded at the fair value of the consideration received, or the fair value of the equity instrument issued, whichever may be more readily measured. For grants to our non-employee consultants, the fair value of the equity instrument issued is more readily measured and we assign value to the options using a Black-Scholes methodology. As required, we revalue these options over the period when earned in accordance with their respective terms. Should our input assumptions change, for example, fair value of common stock at the measurement date, the fair value of our non-employee consultant compensation will change.

      We recorded stock-based compensation expense totaling $17,000 for the year ended December 31, 2002 and $34,000 for the nine months ended September 30, 2003 in connection with the grant of stock options to our non-employee consultants. We may be required to record additional expense on a quarterly basis based upon increases in the fair value of our common stock.

Recent Accounting Pronouncements

      During 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” or FIN 46, which is an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 requires that if an entity has a controlling interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003.

      We will implement the provision of FIN 46 for our financial statements for the year ending December 31, 2003 for any variable interest entitles created before February 1, 2003. We believe that the adoption of FIN 46 will not have a material effect on our financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS 150. This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable convertible preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the interim period commencing July 1, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The adoption of SFAS 150 did not have a material effect on our financial position or results of operations.

Results of Operations

Nine Months Ended September 30, 2003 and September 30, 2002

      We began operations in May 2002 following the closing of our sale of our series A and series B convertible preferred stock. This comparison of results of operations for the nine months ended September 30, 2003 and September 30, 2002, is therefore a comparison of nine months of full operations for 2003 to the initial five-month period of our operations in 2002.

      Revenue. We did not recognize any revenue in 2002. We recognized grant revenue of $0.2 million in the first nine months of 2003. This represents income that we received under a grant from a Belgian governmental agency promoting technology in the Flemish region of Belgium through research grants. Pursuant to the terms of the grant, we will receive € 1.8 million, or approximately $2.0 million, over a three-year period, to fund research on early stage, preclinical programs and compound screening. We are recognizing revenue as we perform qualifying work under this grant and the revenue is earned.

      Research and Development Expenses. Research and development expenses increased from $0.9 million in the first nine months of 2002 to $11.4 million in the first nine months of 2003. The increase in research and development expenses of $10.5 million resulted primarily from the commencement in 2003 of our Phase III clinical trials for Seboride, which clinical trials included Sebazole and became fully enrolled in September 2003, the Zimycan Phase III clinical trial, which was partially enrolled as of September 30, 2003, and the manufacturing of product for initial bioequivalence testing for Hyphanox, which began in the third quarter of 2002 and continued throughout 2003. Another factor contributing to the increase in research and development expenses is the addition in 2003 of nine research and development personnel, who are focused on the clinical and manufacturing development of our lead and earlier stage products in clinical trials. During the nine months ended September 30, 2003, we incurred approximately $8.1 million in research and development expenses in connection with the research and development efforts for our later stage product candidates and approximately $0.6 million in connection with our research and development efforts for our earlier stage clinical candidates, preclinical development and other product candidates. We do not allocate or budget personnel, consulting or other miscellaneous costs related to our research and development efforts by product. Therefore, these dollar amounts do not include these costs. We anticipate that research and development expenses will continue to increase as we further advance our product pipeline through clinical development and begin to devote additional resources to our earlier stage research and development projects.

      In-process Research and Development Expense. During the first nine months of 2002, we expensed $25.0 million for in-process research and development solely as a result of our entering into our two principal license agreements.

      General and Administrative Expenses. General and administrative expenses increased from $0.9 million in the first nine months of 2002 to $2.4 million in the first nine months of 2003. The increase resulted from increased management, personnel and related expenses of $0.7 million, due to incurring a full nine months of expense during 2003 and an increase in the number of our employees. In 2003, we hired seven additional administrative employees in areas such as finance, business development and information technology. The increase also reflects increased rent of $0.2 million and other support costs of $0.2 million, such as professional and consulting fees, necessary for the expansion of our operations. We expect general and administrative costs to continue to increase as we add more personnel necessary for the management of our business. The costs associated with being a public company will also increase our general and administrative expenses.

      Interest Income. Interest income increased from $0.2 million in the first nine months of 2002 to $0.3 million in the first nine months of 2003. The increase was due to our higher balances of cash and cash equivalents in 2003 compared to 2002, resulting from the $22.4 million in net cash proceeds that we received from our issuance of series B convertible preferred stock in May 2002 and $23.0 million in net cash proceeds that we received from our issuance of series B convertible preferred stock in May 2003.

Year Ended December 31, 2002 and Period From Inception Through December 31, 2001

      We began operations in May 2002 following the closing of our sale of our series A and series B convertible preferred stock. This comparison of results of operations for the year ended December 31, 2002 and the period from inception through December 31, 2001, is therefore a comparison of the initial five-month period of our operations in 2002 to no operations for 2001.

      Research and Development Expense. Research and development expense was $3.5 million for the year ended December 31, 2002. We had no research and development expense in 2001. The increase was primarily due to the addition of 16 research and development employees in 2002 and the incurrence of other costs necessary to commence our product development activities. During the year ended December 31, 2002, we incurred approximately $2.4 million in research and development expenses in connection with the research and development efforts for our later stage product candidates. We do not allocate or budget personnel, consulting or other miscellaneous costs related to our research and development efforts by product and therefore these dollar amounts do not include these costs.

      In-process Research and Development Expense. During 2002, we expensed $25.0 million for in-process research and development solely as a result of our entering into our two principal license agreements.

      General and Administrative Expenses. General and administrative expenses increased to $1.5 million in 2002 from $20,000 in 2001. The increase was primarily attributable to commencing operations and the costs related to doing so, including adding management, professional fees and rent and other facilities costs.

      Interest Income. Interest income was $275,000 in 2002. We had no interest income in 2001. The increase was due to higher balances of cash and cash equivalents in 2002 resulting from the $22.4 million in net cash proceeds received from our issuance of series B convertible preferred stock in May 2002.

Liquidity and Capital Resources

      We have funded our operations principally from issuances of our convertible preferred stock and convertible promissory notes. Since our inception, we have issued preferred stock for aggregate net cash proceeds of approximately $77.3 million, $31.9 million of which was raised through our sale of series C convertible preferred stock in October 2003, $23.0 million of which was raised through our sale of series B convertible preferred stock in May 2003 and $22.4 million of which was raised through our sale of series B convertible preferred stock in May 2002. Issuances of convertible promissory notes resulted in proceeds of $100,000 in 2001 and $50,000 in 2002. These notes were subsequently converted into shares of our series B convertible preferred stock in accordance with their terms.

      In September 2003, we obtained a $750,000 secured line of credit to fund the purchase of office furniture, computer equipment and software. This line of credit bears interest at the rate of 6.4% plus a fluctuating mark-up based on market rates that is set at the time of funding. At September 30, 2003, we had no borrowings under this line of credit.

      At September 30, 2003, we had cash, cash equivalents and marketable securities totaling $27.8 million and working capital of $26.8 million.

      We used cash in operations for the nine months ended September 30, 2003 of $12.8 million. Cash used in operations for the year ended December 31, 2002 was $4.1 million. The increase in 2003 was attributable to the increased funding requirements of our operations, which began in May 2002. Our only operating cash inflow through September 30, 2003 has been the receipt in 2003 of approximately $550,000 in a research grant from a Belgian governmental entity.

      We used cash in investing activities for the nine months ended September 30, 2003 of $7.0 million and $12.4 million for the year ended December 31, 2002. Our investing activities reflect purchases of equipment necessary for operations and investments in marketable securities.

      Cash provided by financing activities for the nine months ended September 30, 2003 was $23.1 million, primarily from our receipt of $23.0 million in May 2003 upon the second closing of the series B convertible preferred stock financing. Cash provided by financing activities for the year ended December 31, 2002 was $22.4 million, primarily from the receipt of net cash proceeds in May 2002 through our first issuance of series B convertible preferred stock. Cash provided by financing activities for the year ended December 31, 2001 was $100,000 as a result of the sale of convertible promissory notes in the fourth quarter of 2001.

      We believe that our existing cash and cash equivalents, and the net proceeds of this offering, will be sufficient to fund our anticipated operating expenses, debt obligations and capital requirements through at least the end of 2005. Our future capital requirements will depend on many factors, including:

•	the success of our development and commercialization of our product candidates;

•	the scope and results of our clinical trials;

•	advancement of other product candidates into clinical development;

•	potential acquisition or in-licensing of other products or technologies;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	the costs of manufacturing activities;

•	the costs of commercialization activities, including product marketing, sales and distribution;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property-related costs, including any possible litigation costs; and

•	our ability to establish and maintain collaborative and other strategic arrangements.

      Our capital requirements are likely to increase. As a result, we may require additional funds and may attempt to raise additional funds through public or private equity offerings or debt financings, collaborative agreements with corporate partners or from other sources.

      The following table summarizes our material contractual commitments as of September 30, 2003:

	Payments Due by Period

		Fourth	One to
		Quarter	Three	Four to	After Five
Contractual Obligation	Total	2003	Years	Five Years	Years

Lease obligations	$2,588,000	$37,000	$1,049,000	$787,000	$715,000
Other contractual obligations	9,679,000	2,347,000	4,332,000	1,500,000	1,500,000

Total	$12,267,000	$2,384,000	$5,381,000	$2,287,000	$2,215,000

      The other contractual obligations reflected in the table include obligations to purchase product candidate materials contingent on the delivery of the materials and to fund various clinical trials contingent on the performance of services. These obligations also include long-term obligations, including milestone payments that may arise under agreements that we may terminate prior to the milestone payments being due. The table excludes contingent royalty payments that we may be obligated to pay in the future.

Income Taxes

      We incurred net operating losses for the period from inception to December 31, 2001, the year ended December 31, 2002 and the nine months ended September 30, 2003, and consequently did not pay federal, state or foreign income taxes. As of December 31, 2002, we had federal net operating loss carryforwards of approximately $4.7 million. Pursuant to Section 382 of the Internal Revenue Code of 1986, the annual utilization of a company’s net operating loss carryforwards may be limited if the company experiences a change in ownership of more than 50% within a three-year period. As a result of this offering, we may experience such an ownership change. Accordingly, our net operating loss carryforwards available to offset future federal taxable income arising before such ownership changes may be limited. For financial reporting purposes, we have recorded a valuation allowance to fully offset the deferred tax asset related to these carryforwards because realization of the benefit was uncertain.

Quantitative and Qualitative Disclosures about Market Risks

      Our exposure to market risk is limited to our cash, cash equivalents and marketable securities. We invest in high-quality financial instruments, primarily money market funds, federal agency notes, corporate debt securities and United States treasury notes, with the effective duration of the portfolio less than one year, which we believe are subject to limited credit risk. We currently do not hedge interest rate exposure. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.

      Most of our transactions are conducted in United States dollars, although we do have some agreements with vendors located outside the United States. Transactions under some of these agreements are conducted in United States dollars, subject to adjustment based on significant fluctuations in currency exchange rates. Transactions under other of these agreements are conducted in the local foreign currency. We have a wholly-owned subsidiary, Barrier Therapeutics, N.V., which is located in Geel, Belgium. Except for funding being received under our grant from a Belgian governmental agency, which is denominated in Euros and locally earned interest income, all research costs incurred by Barrier Therapeutics, N.V. are funded under a service agreement with Barrier Therapeutics, Inc. from investments denominated in dollars. Therefore, we are subject to currency fluctuations and exchange rate gains and losses on these transactions. If the exchange rate undergoes a change of 10%, we do not believe that it would have a material impact on our results of operations or cash flows.

BUSINESS

Overview

      We are a biopharmaceutical company focused on the discovery, development and commercialization of pharmaceutical products in the field of dermatology. Our goal is to develop a portfolio of innovative products that address major medical needs in the treatment of dermatological diseases and disorders. Our product pipeline includes eight product candidates in various stages of clinical development. Our four most advanced product candidates are the following:

•	Sebazole—a gel for the treatment of seborrheic dermatitis, a disease characterized by inflammation and scaling of the skin, principally of the scalp, face and chest.

•	Zimycan—an ointment for the treatment of infants with Candida-associated diaper dermatitis, an inflammatory disease characterized by diaper rash complicated with an infection by a fungus called Candida. We have filed a marketing authorization application, or MAA, for Zimycan in Europe, and we are currently conducting a Phase III pivotal clinical trial for Zimycan to support a new drug application, or NDA, in the United States.

•	Hyphanox—an oral therapeutic for the treatment of fungal infections, including vaginal candidiasis, commonly known as vaginal yeast infection, tinea pedis, commonly known as athlete’s foot, and onychomycosis, commonly known as nail fungus. We are currently conducting a Phase III pivotal clinical trial for Hyphanox for the treatment of vaginal candidiasis to support applications for marketing approval in the United States and Europe.

•	Liarozole—an oral therapeutic for the treatment of congenital ichthyosis, a rare genetic disease characterized by dryness and scaling of the skin. We expect to commence a Phase III clinical trial for Liarozole by the end of 2004.

      We have four other product candidates in earlier stages of clinical development for the treatment of a range of dermatological conditions, including acne, psoriasis, fungal infections, allergies and dermatitis. Our product pipeline also includes product candidates in preclinical development, one of which we expect will enter clinical development in 2005. We have rights to two other products that are marketed by third parties in some countries outside the United States and Europe, which we plan to reformulate prior to initiating clinical trials. In addition, we have access to the classes of compounds claimed in the patents licensed to us under our license agreements with affiliates of Johnson & Johnson, which we can screen in our search for new product candidates in the field of dermatology.

      Our management team consists of a number of experienced pharmaceutical industry executives and recognized experts in dermatological drug discovery, development and commercialization. We were founded in 2001 by Geert Cauwenbergh, our Chief Executive Officer, who identified a portfolio of dermatological product candidates and intellectual property within the Johnson & Johnson family of companies that he believed could form the basis for an independent pharmaceutical company focused on dermatology. In May 2002, we acquired these assets through licenses from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., each a Johnson & Johnson company, in exchange for an equity interest in us. In this prospectus, we refer to Janssen Pharmaceutica Products, L.P. and its affiliates as Janssen.

Dermatology Overview

      Dermatology is the field of medicine concerned with the study and treatment of disorders and diseases of the skin. Skin is a vital organ of the human body. Skin functions as a barrier, protecting organs and tissues in the body from injury and invasion by foreign organisms that may cause infections or other damage. It helps regulate body temperature and sense external stimuli. The condition of one’s skin also has a significant impact on an individual’s overall health and appearance.

      Skin is a complex system composed of three major layers:

•	the epidermis is a protective layer and contains melanin, which is the pigment that gives skin its color and protects it against the harmful effects of the sun;

•	the dermis contains nerves, blood vessels, hair follicles and many of the functional glands of the skin, including sweat glands and oil producing glands, known as sebaceous glands; and

•	the subcutaneous tissue is a layer of fat that helps insulate the body from heat and cold.

      Dermatological diseases and disorders may result from a number of factors, including aging, sun damage, immunological diseases, genetic background, viral, fungal or bacterial infections, allergic reactions and emotional or seasonal factors. These diseases and disorders can have a significant impact on an individual’s physical and mental health and his or her social acceptance.

      According to IMS Health, or IMS, in 2002, the worldwide market for prescription dermatological products, measured in terms of direct and indirect sales from manufacturers to wholesalers, was approximately $12 billion. Including three major oral antifungal drugs that are used to treat onychomycosis and vaginal candidiasis, the worldwide market in 2002 for prescription dermatological products exceeded $14 billion, with approximately $6 billion in the United States. Treatments for fungal infections, acne, dermatitis, psoriasis and wound healing comprised the largest portions of this worldwide market.

      Despite the significant sales of prescription products for treatment of diseases of the skin, we believe that many serious limitations remain in the treatment of these diseases. Diseases of the skin are typically persistent. Existing treatments are often inadequate for reasons of efficacy, toxicity or patient noncompliance. Many of the drugs currently used to treat dermatological diseases originally were developed to treat diseases of other parts of the body. For example, many of the oral antifungal drugs used today to treat dermatological infections first were developed as treatments for fungal infections of other parts of the anatomy. We believe that our focus on understanding the molecular basis for diseases of the skin may yield more convenient and effective drugs with fewer harmful side effects.

Our Business Strategy

      Our strategy is to develop a portfolio of innovative products that address major medical needs in the treatment of dermatological diseases and disorders in order to become a global leader in the discovery, development and commercialization of prescription pharmaceutical products in the field of dermatology. To achieve our goal, we intend to:

      Aggressively pursue the development and regulatory approval of our product candidates. We are committing substantial resources towards completing development of, and obtaining regulatory approvals for, our product candidates in the United States and in other markets worldwide.

      Commercialize our products directly through our own sales organization in the United States and through collaborations with third parties outside the United States. We plan to build our own sales force to market our products directly to dermatologists and other target physicians in the United States. To accelerate global market penetration of our products, we plan to collaborate with third parties outside the United States.

      Maintain a diverse portfolio of product candidates. We are developing a product portfolio that includes product candidates at various stages of preclinical and clinical development and is not based on a single technology. We believe that the diversity in our product development pipeline increases the probability of our long-term commercial success.

      Expand our product portfolio through a combination of internal development efforts and selective in-licensing of additional compounds. We intend to continue expanding our product development pipeline by screening compounds to which we have access under our principal license agreements. We plan to supplement these efforts by licensing or otherwise acquiring additional compounds that we believe to be potentially superior to currently marketed products.

Product Development Pipeline

      We have eight product candidates in various stages of clinical development and expect to advance one of our preclinical product candidates to clinical development in 2005. In addition, we have rights to two other products that are marketed by third parties in some countries outside the United States and Europe, which we plan to reformulate prior to initiating clinical trials.

      We have based our assessment of the stage of development of our product candidates on our ongoing development efforts and on the clinical trials that were performed by or on behalf of affiliates of Johnson & Johnson prior to our acquisition of these product candidates in May 2002. Depending upon the scope and adequacy of the data from these trials, directions or feedback we receive from regulatory agencies and our product development strategy, we may need to perform additional preclinical studies and clinical trials before proceeding to the next stage of clinical development or seeking regulatory approval. Many of the previously performed clinical trials were conducted in Europe, where an investigational new drug application, or IND, or its foreign equivalent, was not a prerequisite to performing pilot studies or Phase I clinical trials. We have INDs for Zimycan and for Hyphanox for the treatment of vaginal candidiasis and tinea pedis. We will need to file INDs with the FDA prior to performing clinical trials in the United States for our other product candidates or for other indications.

      The following table summarizes our product candidates, all of which we plan to develop as prescription drugs.

	Active Ingredient or	Method of		Stage of
Product	Class of Molecule	Administration	Indications	Development

Sebazole	ketoconazole	Topical	seborrheic dermatitis	Phase III

Zimycan	miconazole	Topical	Candida-associated diaper dermatitis	Phase III/MAA filed

Hyphanox	itraconazole	Oral	vaginal candidiasis tinea pedis	Phase III Phase III planned

Liarozole	RAMBA class	Oral	congenital ichthyosis	Phase III

Rambazole	RAMBA class	Oral	severe acne psoriasis	Phase I Phase I

		Topical	severe acne psoriasis	Phase I Phase I

Azoline	triazole antifungal	Oral	fungal infections	Phase I

Hivenyl	H1 antihistamine	Oral	dermatological allergies	Phase I

Atopik	PDE4 inhibitor	Topical	atopic dermatitis	Pilot Study

Ecalcidene	vitamin D 3 derivative	Oral	psoriasis	Preclinical

Later Stage Product Candidates

      Sebazole. Sebazole is a topical formulation of 2.0% ketoconazole, an antifungal agent, in a waterless gel that we are developing as a once daily treatment for seborrheic dermatitis. Seborrheic dermatitis is an inflammation of the skin that is characterized by a red, scaly, itchy rash primarily occurring on the face, scalp, behind the ears and in the middle of the chest. The condition often recurs, thereby requiring retreatment over time. Ketoconazole has potent pharmacological effects against P. ovale, which is the fungus that is considered to be one of the main causes of seborrheic dermatitis. Ketoconazole quickly suppresses this type of fungal infection and also exhibits anti-inflammatory effects that help to reduce redness in affected areas. We have designed Sebazole to deliver the benefits of ketoconazole with the advantages of our waterless gel.

      Market Opportunity. Seborrheic dermatitis affects approximately 3% to 5% of the United States population, or approximately 8.5 to 14.3 million people. In 2002, the IMS diagnosis value of drug sales to treat seborrheic dermatitis was approximately $231 million worldwide, with approximately $83 million in the United States. The diagnosis value of drug sales for a specific indication is derived by IMS from physician prescribing patterns. This IMS information generally does not include prescriptions written in hospitals or clinics associated with hospitals.

      The most commonly used prescription drugs for the treatment of seborrheic dermatitis are antifungal agents and steroids. The most commonly prescribed antifungal products are Nizoral and other ketoconazole creams. These products typically must be used at least twice daily for four to six weeks to be effective in treating seborrheic dermatitis. The most commonly prescribed steroid product is Desowen, which contains the steroid desonide. Steroids generally have a faster onset of action than antifungal agents but are often not recommended for frequent use because of their potential risk of harmful side effects. Steroid therapy side effects include abnormal skin color lightening, skin thinning and complications arising from systemic absorption of steroids in inflamed or broken skin. Frequent use of steroids can also result in tolerance development and may elicit a recurrence of seborrheic dermatitis after stopping therapy.

      If approved, we believe that Sebazole would have the following favorable features for the treatment of seborrheic dermatitis:

•	fast onset of action, meaning that patients may experience noticeable reduction in symptoms in as little as three days following the start of treatment;

•	once daily treatment for two weeks;

•	less irritation than ketoconazole cream;

•	lower likelihood of recurrence of symptoms following the end of treatment in comparison with treatment with a steroid such as desonide; and

•	a gel formulation that may be cosmetically preferred by patients.

      Product Background. We are developing Sebazole as part of our program to develop a once daily treatment for seborrheic dermatitis using our waterless gel. The program initially focused primarily on the gel containing a combination of 2.0% ketoconazole and 0.05% of the steroid desonide, a formulation which we refer to as Seboride.

      Clinical Development. In November 2003, we completed two blinded, placebo controlled Phase III clinical trials which enrolled more than 900 patients in approximately 50 locations in the United States and Europe. Each trial compared the safety and efficacy of Sebazole, Seboride, 0.05% of the steroid desonide in our waterless gel, and a placebo consisting of our gel with no active ingredients. Patients were treated once daily for a period of two weeks. The primary efficacy endpoint in these trials was the proportion of patients that were effectively treated at day 28, which was 14 days following the end of treatment. Effectively treated for the purpose of these Phase III clinical trials means a patient was cleared or almost cleared of seborhheic dermatitis.

      We initially designed the trials primarily for Seboride and, as a result, we conducted the trials following FDA regulations for combination product development. However, based on the results of these clinical trials, we determined that Sebazole was the stronger product candidate. In both studies, Sebazole achieved the primary efficacy endpoint versus the placebo gel with statistical significance as measured by p-value. P-value is a measure of statistical significance based on a widely used, conventional statistical method. Under this method, a p-value of 0.05 or less represents statistical significance. We found Sebazole to be comparable to our waterless gel containing desonide and to Seboride, the combination of ketoconazole with desonide, suggesting that adding a steroid to the topical regimen does not provide additional benefit at 14 days following treatment. In these studies, Sebazole was well tolerated, with no serious drug-related adverse events reported. The results of the primary efficacy endpoint from these trials are summarized in the table below:

	Percentage of Patients Effectively Treated at Day 28
	(14 Days after the End of Treatment)

			p-value
			(Sebazole
			versus		0.05%
Study Location	Sebazole	Placebo	Placebo)	Seboride	desonide

United States	28%	7%	< 0.001	22%	13%
Europe	37%	22%	0.021	41%	36%

      In addition to the primary endpoint, we also assessed an overall measure of clinical benefit in these Phase III clinical trials. We performed this assessment by measuring the overall reduction of symptoms, including redness, scaling and itch. In both studies, Sebazole achieved an overall reduction of symptoms versus the placebo gel with statistical significance as measured by p-value. In addition, Sebazole generally maintained good symptom suppression for the 14-day period following the end of treatment. The results from this assessment of clinical benefit are summarized in the table below:

	Overall Percentage Reduction of Symptoms at Day 28
	(14 Days after the End of Treatment) Compared to Baseline

			p-value
			(Sebazole
			versus		0.05%
Study Location	Sebazole	Placebo	Placebo)	Seboride	desonide

United States	58%	38%	<0.001	55%	37%
Europe	68%	53%	0.015	67%	66%

Additionally, we recently completed a cumulative irritation patch study in volunteers in which we observed that Sebazole was approximately five times less irritating than a ketoconazole cream.

      Regulatory Strategy. We have scheduled a meeting with the FDA to discuss the findings of our two Phase III clinical trials and to discuss our next steps in pursuing marketing approval.

      Proprietary Rights. We have an exclusive, royalty-free license in the field of dermatology to a United States patent application claiming specific formulations of ketoconazole in a waterless gel. Any patent issued in the United States from this application would expire in 2018. We also have an exclusive, royalty-free license to corresponding patent applications in Europe, Japan and other foreign countries. Any patents issued from the patent applications in Europe, Japan and other foreign countries would expire in 2019. The active ingredient of Sebazole, ketoconazole, is off patent.

      Zimycan. Zimycan is a topical ointment with an active ingredient of 0.25% miconazole, an antifungal agent, in a zinc oxide and petrolatum base. We are currently conducting a Phase III pivotal clinical trial in the United States and Latin America for the use of Zimycan in the treatment of infants with Candida-associated diaper dermatitis, which is an inflammatory disease in which an infant’s diaper rash is complicated with an infection by a fungus called Candida. Candida thrive in the warm, moist conditions typically found in an infant’s diaper. Miconazole is an antifungal agent that treats fungal infections such as those caused by Candida. In the United States, there currently is no prescription drug approved to treat Candida-associated diaper dermatitis.

      Market Opportunity. Diaper dermatitis is one of the most common skin conditions in infants. We estimate that there are approximately 8.0 million infants under two years of age in the United States. Diaper dermatitis is observed in approximately one million pediatric outpatient visits each year. Based on multiple published reports, we believe that more than 40% of all diaper dermatitis involves Candida. The risk of developing a Candida infection increases with the clinical severity of diaper dermatitis. A Candida infection often develops when diaper dermatitis persists for more than three days.

      Over the counter conventional diaper rash creams, such as Desitin, are often used to treat Candida-associated diaper dermatitis. Many of these over the counter treatments contain zinc oxide and petrolatum, which form the base of Zimycan, but none contains an antifungal agent. These diaper rash creams are palliative treatments that soothe symptoms but do not effect a cure for Candida fungal infections. Typically, these rashes persist if not treated with an antifungal agent such as miconazole.

      There is no FDA approved prescription treatment for Candida-associated diaper dermatitis and no over the counter drugs are indicated specifically for this use. However, physicians often prescribe prescription drugs on an off-label basis and recommend over the counter drugs to treat this condition. These drugs include topical steroids, such as hydrocortisone, topical antifungals, such as ointments and creams containing nystatin, and antifungal and steroid combinations, such as Mycolog II. Based on IMS data, approximately 24% of all products currently being prescribed for diaper dermatitis contain a steroid. The use of steroids in infants is generally avoided due to potential side effects. Moreover, when used without an antifungal agent, a steroid-based treatment may aggravate bacterial and fungal infections.

      If approved, we believe that Zimycan would have the following favorable features for the treatment of Candida-associated diaper dermatitis:

•	specific design for Candida-associated diaper dermatitis;

•	non-steroidal, thereby eliminating the risk of steroid-associated side effects; and

•	one-eighth the concentration of other miconazole-based topical formulations, such as Monistat Derm, that are sometimes used to treat this condition.

In addition, a study conducted in human subjects suggests that Zimycan may minimize the loss of fluids through the skin, which may further reduce the inflammation associated with Candida-associated diaper dermatitis.

      Product Background. Affiliates of Johnson & Johnson have received regulatory approval for this product for the treatment of diaper dermatitis and market it under the brand names Daktozin and Bebektin in a number of countries outside the United States, including Australia, Mexico and Venezuela.

      In August 1998, an NDA for marketing approval of Zimycan for the broad indication of diaper dermatitis, without the restriction to Candida-associated diaper dermatitis, was filed with the FDA. In connection with its review, the FDA issued not approvable letters for the broad indication of diaper dermatitis and requested an additional clinical trial focused specifically on infants with Candida-associated diaper dermatitis. We are now conducting the additional Phase III clinical trial requested by the FDA.

      Prior to the NDA filing, three Phase III clinical trials for the use of Zimycan in the treatment of diaper dermatitis were conducted. These trials were not limited to Candida-associated diaper dermatitis. Infants in the trials were treated either with Zimycan or with a placebo consisting solely of the zinc oxide and petrolatum base. These trials were conducted in the United States and Australia and enrolled an aggregate of more than 500 subjects. These trials measured the performance of Zimycan based upon a number of parameters, including reduction in the total number of rash sites, reduction in rash score as measured by the decrease in the severity of the rash and percentage improvement from the baseline condition. In each of three trials, Zimycan demonstrated statistically significant results in each of these three measures of performance in comparison with the placebo, except that in one of the trials, the reduction in rash sites approached statistical significance with a p-value of 0.054. In addition, Zimycan was well tolerated, with no serious drug-related adverse events reported. The results of the reduction of rash scores from these trials are summarized in the table below:

	Percentage Reduction in
	Diaper Dermatitis Rash Scores
	(After Seven Days of Treatment)

	Trial 1	Trial 2	Trial 3

Zimycan	75%	75%	85%
Placebo	56%	40%	47%
p-value	0.024	<0.001	<0.001

      A subanalysis was conducted on data from 84 infants from these trials who had been diagnosed with Candida-associated diaper dermatitis. The effect of Zimycan was compared to the placebo by measuring the respective mycological cure rates. Mycological cure is defined as the elimination of fungus, as confirmed by a culture. In this analysis, Zimycan exhibited a statistically significant clinical benefit, as illustrated by the following table:

Candida-associated
Diaper Dermatitis
Mycological Cure Rates

Zimycan	90%
Placebo	19%
p-value	<0.001

      Clinical Development. As required by the FDA, in the first quarter of 2003 we commenced a Phase III pivotal clinical trial in the United States and Latin America for the use of Zimycan in the treatment of infants with proven Candida-associated diaper dermatitis. Patients in this trial are receiving either Zimycan or a placebo, consisting solely of the zinc oxide and petrolatum base, at each diaper change for a period of seven days. The primary efficacy endpoint for this trial is the elimination of clinical signs and symptoms of Candida-associated diaper dermatitis and the absence of fungus at day 14, which is seven days after the completion of the seven-day treatment period.

      Regulatory Strategy. If the results of our Phase III pivotal clinical trial are favorable, we plan to file with the FDA an amendment to the Zimycan NDA, seeking marketing approval for the use of Zimycan in the treatment of infants with Candida-associated diaper dermatitis.

      In June 2003, we filed a marketing authorization application for Zimycan in the treatment of Candida-associated diaper dermatitis under the European Union’s mutual recognition procedure. We made the filing with Belgium as our reference member state for potential marketing approval in various European countries. The filing was based on the results of the clinical trials described above.

      Proprietary Rights. We have an exclusive, royalty-free license in the field of dermatology to an issued United States patent covering the formulation of the combination of miconazole and zinc oxide contained in Zimycan and methods of treating diaper dermatitis. The United States patent expires in 2007. We also have a license to corresponding patents in Europe, Japan and other foreign countries. The issued patents and any additional patents issuing from the patent applications in Europe, Japan and other foreign countries will expire in 2005. We have not been granted the rights to market Zimycan in Argentina, Australia, Belgium, Denmark, Germany, Indonesia, Luxembourg, Mexico, New Zealand, Peru or Venezuela. The active ingredient of Zimycan, miconazole, is off patent.

      Hyphanox. Hyphanox is an oral formulation of itraconazole, an antifungal agent, that we are developing for the treatment of various fungal infections, including vaginal candidiasis, tinea pedis and onychomycosis. Itraconazole is effective in treating these fungal infections. Janssen currently markets different formulations of itraconazole, under Sporanox and other brand names, in various countries. Sporanox is approved in the United States for the treatment of various disorders, including onychomycosis, but not for the treatment of vaginal candidiasis or tinea pedis. A 100 mg capsule is the maximum strength in which oral Sporanox is currently available. We are developing Hyphanox as a 200 mg tablet. We believe this 200 mg formulation will allow for more convenient once daily dosing.

      Market Opportunity — Vaginal Candidiasis. Approximately three-quarters of all women will experience an episode of vaginal candidiasis at some point in their lifetime. Up to 5% of women suffer from recurrent vaginal candidiasis. The prescription drugs typically used to treat vaginal candidiasis include oral antifungal drugs, such as Diflucan and Sporanox, and topical antifungal drugs, such as Terazol. The condition is also commonly treated with over the counter antifungal products, such as Monistat. In 2002, the IMS diagnosis value of drug sales to treat vaginal candidiasis was approximately $143 million worldwide.

      Diflucan is the most widely prescribed oral treatment for vaginal candidiasis. The active ingredient in Diflucan is the antifungal agent fluconazole. Diflucan is prescribed as a single day, single dose 150 mg pill. In 2002, the IMS diagnosis value of Diflucan sales to treat vaginal candidiasis was approximately $113 million worldwide, with approximately $67 million in the United States. Sporanox is also approved and sold in most European countries for the treatment of vaginal candidiasis. Sporanox is prescribed for this indication as either two 100 mg capsules given twice a day for a one-day period or two 100 mg capsules given once a day for a three-day period. In 2002, the IMS diagnosis value of Sporanox sales to treat vaginal candidiasis was approximately $26 million worldwide.

      In in vitro studies, itraconazole was shown to be more potent than fluconazole, the active ingredient in Diflucan, against the three most prevalent strains of yeast present in vaginal candidiasis. Furthermore, preclinical data indicate that the proportion of itraconazole in affected tissue, as compared to itraconazole in the blood, after the 24-hour post-treatment period is greater than such proportion for fluconazole. These studies suggest that itraconazole may be a more effective treatment for vaginal candidiasis than fluconazole. However, Diflucan has become the leading oral product for the treatment of this condition, we believe in large part because of its more convenient dosing regimen than Sporanox. We believe that the reformulation of itraconazole into Hyphanox may address this shortcoming of Sporanox in the treatment of vaginal candidiasis.

      Market Opportunity — Tinea Pedis and Onychomycosis.     Tinea pedis is one of the most prevalent skin diseases, occurring in approximately 10% of people in the United States. In 2002, the IMS diagnosis value of sales of oral drugs to treat tinea pedis was approximately $152 million worldwide, with approximately $59 million in the United States. Onychomycosis is also very common, occurring in approximately 2% to 18% of people worldwide. Up to 48% of the population experiences onychomycosis at least once by age 70. In 2002, the IMS diagnosis value of sales of oral drugs to treat onychomycosis was approximately $777 million worldwide, with approximately $341 million in the United States.

      Lamisil and Sporanox are the two leading oral antifungal treatments for the treatment of tinea pedis and onychomycosis. Preclinical studies have shown that itraconazole, the antifungal agent in Hyphanox, has a broader spectrum of activity than terbinafine, the antifungal agent in Lamisil. In addition, we believe that Hyphanox may allow users to benefit from pulse therapy in the treatment of onychomycosis, which is not available to users of Lamisil. Pulse therapy is a regimen of treatment in which a patient takes medication for a specified period of time followed by a period of time without treatment, with the cycle often repeated. Pulse therapy allows the patient to remain under treatment for extended periods of time without the need to take medicine on a daily basis during the entire course of therapy, thereby reducing the amount of systemic exposure to the active ingredient.

      Product Background. In an effort to produce a more convenient dosing form of Sporanox, Janssen conducted a program to reformulate itraconazole into 200 mg tablets using a melt extrusion manufacturing process. Melt extrusion is a manufacturing process that yields itraconazole melt extrudate, making it possible to formulate itraconazole into tablets. In two Phase III clinical trials in the treatment of tinea pedis, Janssen’s melt extrusion formulation exhibited statistically significant mycological cure rates over placebo when dosed as two 200 mg tablets, once a day for seven days. In these trials, no serious drug-related adverse events were reported.

      Clinical Development. We have commenced or plan to initiate the following clinical trials for Hyphanox:

•	In the first quarter of 2004, we commenced a Phase III pivotal clinical trial in the United States for the use of a single day, single dose treatment of two 200 mg tablets of Hyphanox in the treatment of vaginal candidiasis. We expect to enroll approximately 900 women in the trial, approximately 800 of whom will be measured for clinical and mycological cure rates 25 days after treatment. In this trial, we will be required to demonstrate that Hyphanox is not clinically inferior to Diflucan.

•	In the second quarter of 2004, we plan to initiate a Phase III pivotal clinical trial in the United States for the use of Hyphanox in the treatment of tinea pedis with a once daily dosage of two 200 mg tablets for seven days.

•	In early 2005, we plan to initiate additional Phase III pivotal clinical trials using pulse therapy designed to test a once daily dosage of two 200 mg tablets of Hyphanox for the treatment of onychomycosis.

      If the results of our recently completed bioequivalence study of Hyphanox relative to Sporanox described below, together with the results of a previous bioequivalence study of Janssen’s melt extrusion formulation relative to Sporanox, establish bioequivalence between Hyphanox and Janssen’s melt extrusion formulation, we may be able to use the data from the previous study to support filings for marketing approval for Hyphanox in the treatment of tinea pedis. However, regulatory authorities could require that we conduct further clinical work in tinea pedis to support regulatory filings even if we are able to demonstrate this bioequivalence. If our studies do not establish this bioequivalence, we will be required to conduct additional clinical trials for tinea pedis prior to filing for regulatory approval.

      Regulatory Strategy. If our planned clinical trials of Hyphanox as to a particular indication are successful, we anticipate filing for marketing approval in the United States and Europe for that indication.

      Proprietary Rights. We have an exclusive license in the field of dermatology to a United States patent claiming the Hyphanox formulation and methods of using this formulation for treatment of fungal infections. The United States patent claiming the formulation and methods of treatment expires in 2017. We also have an exclusive license to corresponding patents and patent applications in Europe, Japan and other foreign countries. The issued patent and any additional patents issuing from the patent applications in Europe, Japan and other foreign countries will expire in 2016 through 2017. The active ingredient of Hyphanox, itraconazole, is off patent.

      Janssen Option. Janssen has an exclusive option to acquire the right to commercialize Hyphanox on a region-by-region basis. In order to permit Janssen to exercise this right, we are obligated to notify them if we are able to manufacture Hyphanox batches that are reproducible and bioequivalent to Janssen’s melt extrusion formulation or Sporanox or if we prove clinical efficacy in subsequent Phase III clinical trials. In the fourth quarter of 2003, we completed a bioequivalence study of Hyphanox relative to Sporanox on 50 subjects. Bioequivalence exists when the bioavailability of one drug relative to another drug meets specified regulatory thresholds. Bioavailability is a measure of the degree to which a drug becomes available to the bloodstream after administration. We expect to receive the results of our bioequivalence study in the first quarter of 2004. If this study establishes bioequivalence between Hyphanox and either Sporanox or Janssen’s melt extrusion formulation, we expect to provide this notice along with the bioequivalency data to Janssen in the first quarter of 2004. Please see “—Johnson & Johnson License Agreements—Additional Terms Applicable to Hyphanox” for a further description of Janssen’s option.

      Liarozole. Liarozole is our first product candidate based on a class of molecules known as retinoic acid metabolism blocking agents, or RAMBAs. We are developing Liarozole as an oral treatment for congenital ichthyosis. Congenital ichthyosis is a rare genetic disease, affecting one in 6,000 people in the United States. The disease is characterized by severe dryness and scaling of the skin, with the scaling often occurring over large areas of the body. There is no oral prescription drug currently approved in the United States that is indicated for the treatment of congenital ichthyosis.

      Market Opportunity. We believe that there is an unmet medical need for a treatment for congenital ichthyosis. The current treatments for congenital ichthyosis include synthetic retinoids, such as Soriatane, that are prescribed off-label, and palliative therapies, such as topical moisturizers and emollients, that are available over the counter. Synthetic retinoid drugs work by adding synthetic retinoids to the natural retinoic acid already existing in the body. Retinoic acid is a natural vitamin that is essential for optimal functioning of the skin. It affects a number of processes, including aging, pigmentation and wound healing.

      We believe there are limitations to many of these current treatments. Although synthetic retinoids are used to treat a number of dermatological conditions, the introduction of synthetic retinoids into the body has been associated with adverse side effects, including the long-term risk of birth defects arising from the tissue retention of synthetic retinoids. Although palliative treatments may soothe the symptoms of the disease, they do not effect a cure of the underlying condition. In addition, topical treatments are not particularly effective in treating the large areas of the body often affected by congenital ichthyosis.

      In contrast to synthetic retinoid treatments, RAMBAs, such as Liarozole, do not introduce synthetic retinoids into the body. Instead, RAMBAs work by blocking the intracellular metabolism of natural retinoic acid in cells. This blocking results in an increased accumulation of the body’s own retinoic acid in the body’s cells, which we believe will provide the same therapeutic benefits as synthetic retinoid therapy but potentially with less risk of adverse side effects. We believe that one of the potential advantages of Liarozole and other RAMBAs over synthetic retinoids may be the reduction or absence of long-term risk for birth defects. Because of the risk of birth defects arising from the tissue retention of synthetic retinoids, long-term contraception is strongly recommended in women after use of these agents. Preclinical studies conducted in rats dosed with Liarozole showed no birth defects in pups conceived one week after completion of a one week treatment with Liarozole. In contrast, after treatment is completed with acitretin, the active ingredient in Soriatane, there is a risk of birth defects for several months.

      Product Background. Liarozole was originally developed for the treatment of prostate cancer and was tested in clinical trials at various doses of up to 600 mg per day. In these clinical trials, subjects treated with higher levels of Liarozole experienced serious toxic side effects as is often the situation with anti-cancer therapies. However, because subjects in these trials exhibited retinoid-like effects in the skin, a development program was started to explore the therapeutic potential of Liarozole at lower doses in a variety of retinoid-responsive diseases, including congenital ichthyosis.

      In an open label controlled Phase II clinical trial of Liarozole for the treatment of congenital ichthyosis, that was conducted prior to our acquisition of rights to Liarozole, 11 of 12 subjects that were treated with a twice daily 150 mg dosage of oral Liarozole showed marked improvement. The other subject showed moderate improvement. In addition, in a double-blind comparative Phase III clinical trial of Liarozole and acitretin, 15 of the 32 subjects with severe ichthyosis were treated with a twice daily 75 mg dosage of Liarozole. In this trial, Liarozole demonstrated similar efficacy as acitretin and was well tolerated.

      Clinical Development. We recently completed a retrospective, preliminary review of the side effects observed in people treated with Liarozole at doses of up to 600 mg per day. The results of this review suggest that the serious side effects seen at higher doses are less likely to be encountered at our proposed 150 mg per day dose for dermatological use.

      Regulatory Strategy. We are currently in discussions with the European Agency for the Evaluation of Medicinal Products, or EMEA, concerning clinical requirements for us to obtain marketing approval for Liarozole for the treatment of congenital ichthyosis. After completing discussions with the EMEA, we plan to initiate discussions with the FDA. Either the EMEA or the FDA, or both of them, may require us to perform additional clinical trials. If necessary, we expect to begin the trials in late 2004. The Commission for the European Community has granted Liarozole orphan drug status for the treatment of congenital ichthyosis. We recently filed an application for orphan drug status for Liarozole for this indication in the United States.

      Proprietary Rights. We have an exclusive, royalty-free license in the field of dermatology to United States patents claiming the chemical compound Liarozole, pharmaceutical formulations containing Liarozole and methods of treatment with Liarozole. The United States patents claiming the chemical compound

Liarozole and pharmaceutical formulations containing Liarozole expire in 2006. The United States patent claiming methods of treatment for congenital ichthyosis using Liarozole as a RAMBA expires in 2009. We also have an exclusive, royalty-free license to corresponding patents and patent applications in Europe, Japan and other foreign countries. The issued patent and any additional patents issuing from the patent applications in Europe, Japan and other foreign countries will expire in 2007 through 2009.

Earlier Stage Clinical Candidates

      Our product development pipeline includes four product candidates that are in earlier stages of clinical development. All of these product candidates are based on intellectual property licensed by us under our principal license agreements. We are developing these product candidates as treatments for a wide range of dermatological diseases and disorders, including acne, psoriasis, dermatitis, allergies and fungal infections. We plan to advance the clinical development of these product candidates based on our assessment of their market potential, the results of pilot studies and Phase I clinical trials and our available resources.

      Rambazole. Rambazole is our second product candidate based on the RAMBA class of molecules. We are developing an oral formulation of Rambazole for the treatment of psoriasis and severe acne and are exploring a topical formulation for common forms of acne. We believe that Rambazole may address some of the limitations of existing therapies, such as toxicity and immune suppression.

      Market Opportunity. Acne is an inflammatory disease of the skin that results in lesions occurring most frequently on the face, chest and back. Severe acne involves the worst form of acne lesions, which can result in painful infections and permanent scarring and require treatment by a physician. IMS does not specifically report on the severe acne market. We believe that Accutane is the most widely prescribed oral agent to treat severe acne. According to IMS, worldwide sales of Accutane in 2002 were approximately $488 million, with approximately $471 million in the United States.

      Psoriasis is an auto-immune disease characterized by inflammation and scaling of the skin. In 2002, the IMS diagnosis value of drug sales to treat psoriasis was approximately $451 million worldwide, with approximately $220 million in the United States. Prescription drugs currently used to treat psoriasis include vitamin D3-based products such as Dovonex, selective immune suppressive agents, such as Enbrel, synthetic retinoids, such as Soriatane, cytostatic agents, such as methotrexate, and steroids.

      Product Background. Various preclinical and clinical studies were conducted on Rambazole prior to our acquisition of rights to this product candidate. In preclinical in vitro and animal studies, Rambazole demonstrated potential effectiveness in the treatment of psoriasis and acne. These studies also suggested that Rambazole is more selective and more active than first generation RAMBA-based product candidates, such as Liarozole. In addition, animal studies conducted with RAMBAs indicate that topical RAMBA treatment may produce the same therapeutic results as retinoic acid treatments but with less irritation.

      An oral formulation of Rambazole was tested in two Phase I clinical trials. One of these clinical trials was a single dose escalation study, and the other was a multiple dose escalation study. In the multiple dose escalation study, increased doses of Rambazole resulted in increased manifestation of skin effects typical for retinoid therapy, including dry lips and skin.

      In addition, a Phase II clinical trial for acne compared 13 subjects treated with a topical formulation of Rambazole to 13 subjects treated with a placebo. Subjects were treated for 12 weeks. In this trial, subjects receiving topical Rambazole showed a greater percentage reduction of acne than those receiving the placebo. In addition, topical Rambazole was well tolerated, with no serious drug-related adverse events reported.

      Clinical Development. We intend to initiate two pilot clinical studies using oral Rambazole in Europe in the first half of 2004. The goal of these studies will be to determine safety and preliminary indications of effectiveness in the treatment of both psoriasis and severe acne. If the results of these studies are positive, we plan to pursue further clinical development of oral Rambazole in these indications. In addition, we plan to initiate Rambazole pilot clinical studies in the future to evaluate the effectiveness of Rambazole in mild psoriasis and mild to moderate acne when applied topically.

      Azoline. Azoline is a compound belonging to the triazole class of antifungal agents that we are developing as an oral treatment for skin and mucosal fungal infections. Preclinical testing has shown Azoline to be more potent than itraconazole against dermatological fungal infections and less interactive than itraconazole with the metabolism of other drugs. We have completed a one week Phase I clinical trial for Azoline in two different dose strengths. The results of this trial indicate that at the doses tested, Azoline has a half-life in the body of approximately 81 hours, which is nearly three times longer than that of itraconazole. As a result, we believe that Azoline may be an effective short course oral treatment for fungal infections. In this trial, Azoline was well tolerated, with no serious drug-related adverse events reported. In 2004, we intend to pursue additional pilot clinical studies in Europe for the use of Azoline in treating various types of dermatological fungal infections.

      Hivenyl. Hivenyl is an antihistamine that we are developing as an oral treatment for allergic reactions of the skin, such as the types of reactions associated with hives and those associated with poison ivy, which will not cause sedation typically associated with antihistamines. Patients experience sedation when an antihistamine crosses the blood-brain barrier. In preclinical studies in animal models, Hivenyl did not cross the blood-brain barrier. In addition, the results of two dose escalation Phase I clinical trials of Hivenyl suggest that Hivenyl inhibits allergic reactions, has a fast onset of action and does not cause sedation. In these trials, no cardiovascular side effects or sedation was experienced at doses of five to 15 times those that elicited an antihistamine response.

      Atopik. Atopik is a PDE4 inhibitor that we are developing as a topical treatment for eczema, which is an inflammatory skin condition. In a pilot clinical study, Atopik reduced inflammatory response to stimuli that cause dermatitis. We intend to conduct an additional pilot clinical study for this product candidate in 2004. We are working on an optimized topical formulation of Atopik that seeks to minimize systemic absorption while maintaining effectiveness. We plan to complete this reformulation prior to pursing further clinical development of this product candidate.

Preclinical Development

      Under our principal license agreements we have access to the classes of compounds claimed in the patents licensed to us in the field of dermatology. We are screening these compounds to determine if they are suitable product development candidates. Members of our management team have worked extensively with these compounds as a result of their previous positions with affiliates of Johnson & Johnson. We also work with academic institutions and third party laboratories to perform the screening on selected compounds.

      We plan to supplement these efforts by licensing or otherwise acquiring additional compounds that we believe to be potentially superior to currently marketed products. In October 2002, we entered into an agreement with a third party to obtain an exclusive, worldwide license, with the right to grant sublicenses, under the patents and know-how related to Ecalcidene to research, develop and commercialize products containing Ecalcidene.

      Ecalcidene. Ecalcidene is an orally available vitamin D3 derivative that we are developing for the treatment of psoriasis. Based on preclinical studies, we believe that Ecalcidene is active at doses that do not cause the toxic effect of hypercalcemia, which is normally seen with previous vitamin D3 compounds. Hypercalcemia is a condition that results from an excess of calcium in the blood resulting in muscle weakness, depression, nausea, constipation and renal failure. Based on preclinical studies, we believe that Ecalcidene may offer benefits over natural vitamin D3 in the treatment of psoriasis and has demonstrated potential to be the first vitamin D3 derivative that can be taken orally on a routine basis. We expect to initiate our first clinical trials with this compound in 2005 after we have completed the preclinical studies necessary for an IND. We plan to sub-license Ecalcidene to other parties for therapeutic development outside of dermatology for the treatment of disorders such as Crohn’s disease, rheumatoid arthritis, colon cancer and organ transplant rejection.

Other Product Candidates

      We have rights to two other products that are marketed by third parties in some countries outside the United States and Europe which we plan to reformulate prior to initiating clinical trials.

      Ketanserin. Ketanserin is a topical serotonin 2 antagonist that an affiliate of Johnson & Johnson developed and markets in some countries outside the United States and Europe as a wound healing agent for the treatment of chronic skin ulcers. We plan to reformulate ketanserin prior to pursuing further clinical development for the treatment of diabetic and arterial ulcers and serious cracking of the skin. We intend to conduct a pilot clinical study with ketanserin for the treatment of serious cracking of the skin in 2004.

      Oxatomide. Oxatomide is a topical histamine, serotonin and leukotriene antagonist that an affiliate of Johnson & Johnson developed and markets in some countries outside of the United States and Europe for the prevention and treatment of allergies. In preclinical studies, a topical formulation of oxatomide demonstrated early indications of effectiveness in the treatment of pain and itch. We plan to reformulate oxatomide as a topical ointment prior to pursuing further clinical development for the treatment of itch associated with various skin conditions. We intend to conduct a pilot clinical study with oxatomide for the treatment of eczema in 2004.

Johnson & Johnson License Agreements

      In May 2002, we licensed our initial portfolio of product candidates, other than Ecalcidene, and the patents and other intellectual property and know-how, test data, marketing data and other tangible property associated with those product candidates, from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., under two similar but separate intellectual property transfer and license agreements.

      Under these license agreements, we obtained exclusive licenses to a portfolio of patents and non-exclusive licenses to related know-how to make, use and sell our initial product candidates in the field of dermatology. For purposes of the agreements, the field of dermatology includes applications for the treatment or prevention of diseases of human skin, hair, nails and oral and genital mucosa, but excludes treatments for skin cancer. We also have access to classes of compounds claimed in the patents licensed to us under the agreements, which we can screen in our search for new product candidates in the field of dermatology. If we or an affiliate of Johnson & Johnson advances one of these compounds to Phase I clinical development, the developing party must give notice to the other party when the developing party has initiated a Phase I clinical trial for the particular compound. At that point, the other party must discontinue any development or commercialization of that compound for any indication in any field for so long as the compound continues to be in active clinical development or commercialization by the developing party. In addition, neither Johnson & Johnson nor its affiliates may develop Liarozole, Rambazole, Hivenyl, Atopik and several specified preclinical candidates in any formulation for any indication in any field. In exchange for these licenses, we issued an aggregate of 8,333,333 shares of our series A convertible preferred stock to Johnson & Johnson Consumer Companies, Inc. and Janssen Pharmaceutica Products, L.P.

License Terms for Our Product Candidates

      The following is a summary of the terms of the license agreements with respect to our existing product candidates and to any products that we may develop from the classes of compounds claimed in the patents licensed to us:

      Royalties. The licenses are royalty free.

      Territories and Exclusivity. The licenses are exclusive throughout most of the world, except that we have not been granted the right to sell the following products in the following countries:

•	Zimycan in Argentina, Australia, Belgium, Denmark, Germany, Indonesia, Luxembourg, Mexico, New Zealand, Peru and Venezuela;

•	Ketanserin in Mexico, Central America and the Caribbean, other than Cuba; and

•	Oxatomide in Japan, Italy, Mexico and much of Central America.

      Commercialization and Manufacturing Rights. We have the sole right to commercialize any product candidate covered by intellectual property licensed to us under the license agreements that we elect to commercialize ourselves or with the assistance of a contract sales organization. In other circumstances, however, Johnson & Johnson, through any of its affiliates, has a right of first negotiation for the commercialization of our product candidates based on such intellectual property. The rights of first negotiation for the commercialization of our product candidates can be exercised on a territory-by-territory basis. The material elements of these rights are as follows:

•	If we intend to commercialize any product through a third party, other than a contract sales organization, in a particular territory, we must provide notice of this intention in accordance with the provisions of the license agreements. Johnson & Johnson has 90 days after the provision of this notice to advise us if it desires to enter into a commercialization agreement for that product in that territory.

•	If, prior to the expiration of the 90-day offer period we do not receive that notice, we may enter into a commercialization agreement with a third party for that product without further restrictions or obligations under these rights of first negotiation.

•	If, prior to the expiration of the 90-day offer period we do receive that notice, we must negotiate exclusively for 90 days to execute a commercialization agreement.

•	If we do not agree on a definitive agreement within the 90-day negotiation period, we may, at any time within a specified period of time after the end of the 90-day negotiation period, enter into a commercialization agreement for that product with a third party so long as the terms are not, taken as a whole, materially less favorable to us than those proposed by the Johnson & Johnson affiliate with which we were negotiating.

•	If within the specified negotiation period, we intend to enter into a commercialization agreement with a third party with terms materially less favorable to us than those proposed by the Johnson & Johnson affiliate or, if after the specified negotiation period, we intend to enter into a commercialization agreement with a third party on any terms, then Johnson & Johnson, through any of its affiliates, is entitled to an additional 45-day offer period to express an interest in commercializing that product. If, prior to the termination of the additional 45-day offer period, Johnson & Johnson notifies us of its interest in commercializing the product, we must negotiate exclusively for 60 days to execute a commercialization agreement.

•	If we enter into a commercialization agreement with an affiliate of Johnson & Johnson, it will have the right to negotiate a manufacturing agreement with us relating to that particular product in the territory covered by the commercialization agreement. The terms of the right of first negotiation for a manufacturing agreement are the same as the terms of the right of first negotiation for a commercialization agreement.

      We triggered this right of first negotiation with respect to Sebazole, Zimycan, Liarozole and ketanserin by indicating our intention to commercialize these product candidates outside the United States through third party arrangements. The 90-day offer period for these product candidates in this territory has expired. Therefore, if we receive marketing approvals, we have the exclusive right to commercialize Sebazole, Zimycan, Liarozole and ketanserin outside the United States, either by ourselves or with a third party, in the territories where we hold these licenses under the license agreements. In addition, because we intend to commercialize these four product candidates in the United States ourselves, the rights of first negotiation do not apply to these product candidates in the United States. If we later decide to commercialize any of these product candidates in the United States through a third party, other than a contract sales organization, we will trigger the right of first negotiation with respect to that product candidate.

      Term and Termination. The license agreements expire on a country-by-country basis and product-by-product basis after the later of 10 years from the execution date or the expiration of the last patent included in the license agreement in the particular country. Following expiration of the license agreements with respect to a product, we receive a fully paid, royalty-free license applicable to that product in the particular country. These licenses may be terminated on a product-by-product basis, if, by dates specified in the license agreements, we are not conducting active clinical trials of the particular product or if we do not obtain regulatory approval for that product. Either of the license agreements may be terminated if we breach that agreement and do not cure the breach within 90 days or in the event of our bankruptcy or liquidation.

Additional Terms Applicable to Hyphanox

      The following is a summary of agreement terms that are unique to Hyphanox:

      Royalties. The license is royalty free unless we decide to use a third party to commercialize Hyphanox, in which case we will owe a royalty based on our net sales of Hyphanox.

      Territories and Exclusivity. The license is exclusive and worldwide.

      Janssen Option. Janssen has an exclusive option to acquire the right to commercialize Hyphanox on a geographic region-by-region basis. We are obligated to notify Janssen if we are able to manufacture Hyphanox batches that are reproducible and bioequivalent with the Janssen melt extrusion formulation or Sporanox or if we prove clinical efficacy in subsequent Phase III clinical studies. Janssen has 90 days following its receipt of this notice to inform us if it wishes to exercise its option and, if so, for which territories. If Janssen exercises its option, we will enter into a license agreement in a form that we have already negotiated pursuant to which Janssen will become obligated to:

•	pay us an up-front license fee and a regulatory milestone payment;

•	reimburse us for our reasonable development costs related to Hyphanox; and

•	pay us a royalty on net sales of Hyphanox, including a provision for minimum royalties by territory.

      We retain the right to commercialize Hyphanox in each of the territories of the world for which Janssen does not exercise its option. If we commercialize Hyphanox through a licensee or sublicense in any country where we retain commercialization rights, we are obligated to pay Janssen a royalty on our net sales of Hyphanox. If we distribute Hyphanox ourselves or use a contract marketing or sales organization to distribute Hyphanox in any country where we retain commercialization rights, we are not required to pay Janssen a royalty. If we do not enter into a commercialization agreement with a third party during a specified period following the 90-day period after we provide the notice to Janssen described above, Janssen is entitled to specified rights of first negotiation.

Patent Protection and Intellectual Property; Orphan Drug; Hatch-Waxman Act; Pediatric Treatment Exclusivity

      We are pursuing a number of methods to establish and maintain market exclusivity for our product candidates, including seeking patent protection for our product candidates, the use of statutory market exclusivity provisions and otherwise protecting our intellectual property.

Patents and Intellectual Property Protection

      Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

      Our patent portfolio includes patents and patent applications with claims directed to the active ingredients, pharmaceutical formulations, methods of use and methods of manufacturing of a number of our product candidates. We include a discussion of our proprietary rights related to each of our later stage products and the applicable limitations to our rights in the discussion of those products elsewhere in this “Business” section and in the “Risk Factors” section.

      United States patents issuing from patent applications filed on or after June 8, 1995 have a term of twenty years from the earliest claimed priority date. For United States patents in force on or after December 8, 1994 that issued from applications filed before June 8, 1995, the term is the greater of twenty years from the earliest claimed priority date or seventeen years from the date of issue.

      The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

      We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Orphan Drug Designation

      Some jurisdictions, including Europe and the United States, may designate drugs for relatively small patient populations as orphan drugs. The Commission for the European Community granted Liarozole orphan drug status for the treatment of congenital ichthyosis, and we filed an application for orphan drug designation for Liarozole in the United States. The FDA grants orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. In the United States, orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Also, competitors may receive approval of different drugs or biologics for the indications for which the orphan product has exclusivity.

      Under European Union medicines laws, criteria for designation as an “orphan medicine” are similar but somewhat different from those in the United States. Orphan medicines are entitled to ten years of market exclusivity, except under certain limited circumstances comparable to United States law. During this period of market exclusivity, no “similar” product, whether or not supported by full safety and efficacy data, will be approved unless a second applicant can establish that its product is safer, more effective or otherwise clinically superior. This period may be reduced to six years if the conditions that originally justified orphan designation change or the sponsor makes excessive profits.

The Hatch-Waxman Act

      Under the United States Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, newly approved drugs and indications benefit from a statutory period of non-patent marketing exclusivity. The Hatch-Waxman Act provides five year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active ingredient. Hatch-Waxman prohibits an abbreviated new drug application, an ANDA, or an NDA where the applicant does not own or have a legal right of reference to all the data required for approval, to be submitted by another company for another version of such drug during the five year exclusive period. Protection under Hatch-Waxman will not prevent the filing or approval of another full NDA, however, the applicant would be required to conduct its own adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for the approval of new NDAs with new clinical trials for previously approved drugs and supplemental NDAs, for example, for new indications, dosages, or strengths of an existing drug, if new clinical investigations are essential to the approval. This three year exclusivity covers only the new changes associated with the supplemental NDA and does not prohibit the FDA from approving ANDAs for drugs containing the original active ingredient.

      The Hatch-Waxman Act also permits a patent extension term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent extension cannot extend the remaining term of a patent beyond a total of 14 years. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and it must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for patent term extension. We are considering applying for patent term extensions for some of our current patents, to add patent life beyond the expiration date, depending on the expected length of clinical trials and other factors involved in the filing of a new drug application.

Pediatric Treatment Exclusivity

      The Best Pharmaceuticals for Children Act signed into law January 4, 2002, provides an additional six months of marketing exclusivity for new or marketed drugs for specific pediatric studies conducted at the written request of the FDA. On December 3, 2003, President Bush signed the Pediatric Research Equity Act of 2003, or PREA, into law, authorizing the FDA to require pediatric studies for drugs to ensure the drugs’ safety and efficacy in children. PREA requires that new NDAs or supplements to NDAs contain data assessing the safety and effectiveness for the claimed indication in all relevant pediatric subpopulations. Dosing and administration must be supported for each pediatric subpopulation for which the drug is safe and effective. The FDA may also require this data for approved drugs that are used in pediatric patients for the labeled indication, or where there may be therapeutic benefits over existing products. The FDA may grant deferrals for submission of data, or full or partial waivers from PREA. Unless otherwise required by regulation, PREA does not apply to any drug for an indication with orphan designation.

Manufacturing

      We have no experience in, and we do not own any facilities for, manufacturing products or our product candidates. We have relied and will continue to rely on third-party contract manufacturers to produce sufficient quantities of our product candidates for use in our preclinical studies and clinical trials. Except as described below, we are not obligated to obtain our product candidates from any particular third-party contract manufacturer, and we believe that we would be able to obtain our product candidates from a number of third-party manufacturers at comparable cost.

      If any of our product candidates are approved, we plan to rely on third party contract manufacturers to produce sufficient quantities for large scale commercialization. Johnson & Johnson and its affiliates has a right of first negotiation for the manufacture of our product candidates in some circumstances, the terms of which are described above under the caption “—Johnson & Johnson License Agreements.” If we do enter into manufacturing arrangements with third parties, these contract manufacturers will be subject to extensive governmental regulation. Regulatory authorities in the markets which we intend to serve require that drugs be manufactured, packaged and labeled in conformity with current Good Manufacturing Practices, or cGMPs. In this regard, we plan to engage only contract manufacturers who have the capability to manufacture drug products in compliance with cGMPs in bulk quantities for commercialization.

      Our product candidates include both oral and topical formulations and are produced through a variety of manufacturing processes of varying degrees of difficulty. For example, Zimycan is produced through a fairly common process, which combines miconazole in a zinc oxide and petrolatum base, while Hyphanox is manufactured as a tablet using a proprietary melt extrusion process that is currently only available through our development agreement with a contract manufacturer. The active pharmaceutical ingredients of three of our later stage product candidates are generic and are currently available from a number of suppliers. The active pharmaceutical ingredient of Liarozole and a number of our earlier stage clinical candidates are proprietary. We are currently in the process of negotiating contracts with third parties to develop and supply us with these active pharmaceutical ingredients as well as finished products on commercial scale.

Marketing and Sales

      We currently have no sales or distribution capabilities and limited marketing capabilities. However, we have recruited a Chief Commercial Officer with significant experience in sales and marketing roles at large pharmaceutical companies and a Head of Global Marketing. In order to commercialize any of our product candidates, we must either acquire or internally develop sales, marketing and distribution capabilities, or make arrangements with third parties to perform these services for us.

      In the United States and Canada, we plan to build our own sales force to market our products directly to dermatologists and other target physicians. The dermatological medical communities in the United States and Canada are relatively small. We believe that we can best serve this discrete target physician market with a focused, specialty sales force. We believe that by developing our own sales force, we can control marketing efforts more effectively and obtain better access to the physicians that we target. We are, however, engaged in discussions with parties who could provide sales and distribution services for us as a contract sales organization until we are able to build our sales force or until we have sufficient products to market in the United States. If we initially use a contract sales organization, we may transition the contract sales organization into a proprietary sales force. In general, should we decide to enter into third-party collaboration agreements for the marketing and sale of any of our later stage product candidates in the United States, we would trigger the right of first negotiation with respect to any such product as further described under the caption “—Johnson & Johnson License Agreements.”

      We are currently in the process of negotiating marketing and distribution agreements for some of our later stage products with potential collaborators and distributors for the major countries outside the United States and Canada in addition to less significant markets. We intend to market our products globally and not just in the United States and Europe. We plan to begin negotiating similar marketing and distribution agreements for our earlier stage products when and if we determine that these products have progressed to later stages of development. Currently, we have distribution agreements for Zimycan for the United Kingdom, Ireland, Israel, Turkey, the territories administered by the Palestinian Authority and Scandinavia.

Government Regulation

      Government authorities in the United States, at the federal, state, and local level, and foreign countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, sampling, marketing, and import and export of our proposed products. All of our products will require regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal, state, local, and foreign statutes and regulations also govern testing, manufacturing, safety, labeling, storage and record-keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent substantial compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

United States Government Regulation

      In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. If we fail to comply with the applicable requirements at any time during the product development process, approval process, or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawals of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution. Any agency enforcement action could have a material adverse effect on us.

      The steps required before a drug may be marketed in the United States include:

•	preclinical laboratory tests, animal studies and formulation studies under the FDA’s good laboratory practices regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	execution of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each indication for which approval is sought;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP; and

•	FDA review and approval of the NDA.

      Preclinical studies generally are conducted in laboratory animals to evaluate the potential safety and activity of a product. Violation of the FDA’s good laboratory practices regulations can, in some cases, lead to invalidation of the studies, requiring these studies to be replicated. In the United States, drug developers submit the results of preclinical trials, together with manufacturing information and analytical and stability data, to the FDA as part of the IND, which must become effective before clinical trials can begin in the United States. An IND becomes effective 30 days after receipt by the FDA unless before that time the FDA raises concerns or questions about issues such as the proposed clinical trials outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. If these concerns or questions are unresolved, the FDA may not allow the clinical trials to commence.

      Pilot studies generally are conducted in a limited patient population, approximately three to 25 subjects, to determine whether the product candidate warrants further clinical trials based on preliminary indications of efficacy. These pilot studies may be performed in the United States after an IND has become effective or outside of the United States prior to the filing of an IND in the United States in accordance with government regulations and institutional procedures.

      Clinical trials involve the administration of the investigational product candidate to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in assessing the safety and the effectiveness of the drug. Each protocol must be submitted to the FDA as part of the IND prior to beginning the trial.

      Typically, clinical evaluation involves a time-consuming and costly three-phase sequential process, but the phases may overlap. Each trial must be reviewed, approved and conducted under the auspices of an independent Institutional Review Board, and each trial must include the patient’s informed consent.

Phase I	Refers typically to closely monitored clinical trials and includes the initial introduction of an investigational new drug into human patients or health volunteer subjects. Phase I clinical trials are designed to determine the safety, metabolism and pharmacologic actions of a drug in humans, the potential side effects of the product candidate’s associated with increasing drug doses and, if possible, to gain early evidence of the product candidate’s effectiveness. Phase I trials also include the study of structure-activity relationships and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes. During Phase I clinical trials, sufficient information about a drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid Phase II studies. The total number of subjects and patients included in Phase I clinical trials varies, but is generally in the range of 20 to 80 people.
Phase II	Refers to controlled clinical trials conducted to evaluate appropriate dosage and the effectiveness of a drug for a particular indication or indications in patients with a disease or condition under study and to determine the common short-term side effects and risks associated with the drug. These clinical trials are typically well controlled, closely monitored and conducted in a relatively small number of patients, usually involving no more than several hundred subjects.
Phase III	Refers to expanded controlled and uncontrolled clinical trials. These clinical trials are performed after preliminary evidence suggesting effectiveness of a drug has been obtained. Phase III clinicals are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. Phase III trials usually include from several hundred to several thousand subjects.

      Phase I, II and III testing may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted in the United States and may, at its discretion, reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient. The FDA, upon request through a special protocol assessment, can also provide specific guidance on the acceptability of protocol design for clinical trials. The FDA or we may suspend or terminate clinical trials at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request additional clinical trials be conducted as a condition to product approval During all clinical trials, physicians monitor the patients to determine effectiveness and to observe and report any reactions or other safety risks that may result from use of the drug candidate.

      Assuming successful completion of the required clinical trial, drug developers submit the results of preclinical studies and clinical trials, together with other detailed information including information on the manufacture and composition of the product, to the FDA, in the form of an NDA, requesting approval to market the product for one or more indications. In most cases, the NDA must be accompanied by a substantial user fee. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use.

      Before approving an application, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve the application unless cGMP compliance is satisfactory. The FDA will issue an approval letter if it determines that the application, manufacturing process and manufacturing facilities are acceptable. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and will often request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a not approvable letter.

      The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. Furthermore, the FDA may prevent a drug developer from marketing a product under a label for its desired indications or place other conditions on distribution as a condition of any approvals, which may impair commercialization of the product. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Similar regulatory procedures must also be complied with in countries outside the United States.

      If the FDA approves the new drug application, the drug becomes available for physicians to prescribe in the United States. After approval, the drug developer must comply with a number of post-approval requirements, including delivering periodic reports to the FDA, submitting descriptions of any adverse reactions reported, and complying with drug sampling and distribution requirements. The holder of an approved NDA is required to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. Drug manufacturers and their subcontractors are required to register their facilities and are subject to periodic unannounced inspections by the FDA to assess compliance with cGMP which imposes certain procedural and documentation requirements relating to quality assurance and quality control. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. The FDA may require post market testing and surveillance to monitor the product’s safety or efficacy, including additional studies, known as Phase IV trials, to evaluate long-term effects.

      In addition to studies requested by the FDA after approval, a drug developer may conduct other trials and studies to explore use of the approved compound for treatment of new indications, which require FDA approval. The purpose of these trials and studies is to broaden the application and use of the drug and its acceptance in the medical community.

      We use, and will continue to use, third party manufacturers to produce our products in clinical and commercial quantities. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product or the failure to comply with requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

Foreign Regulation

      Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country. Although governed by the applicable country, clinical trials conducted outside of the United States typically are administered with the three-phase sequential process that is discussed above under “—United States Governmental Regulation.” However, the foreign equivalent of an IND is not a prerequisite to performing pilot studies or Phase I clinical trials.

      Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure which is available for medicines produced by biotechnology or which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. This authorization is a marketing authorization approval, or MAA. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. This procedure is referred to as the mutual recognition procedure, or MRP.

      In addition, regulatory approval of prices is required in most countries other than the United States. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us or our collaborators.

Competition

      The pharmaceutical industry, and the dermatology segment in particular, is highly competitive and includes a number of established, large and mid-sized pharmaceutical companies, as well as smaller emerging companies, whose activities are directly focused on our target markets and areas of expertise. If approved, our product candidates will compete with a large number of products that include over the counter treatments, prescription drugs specifically indicated for a dermatological condition and prescription drugs that are prescribed off-label. In addition, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, occur in the pharmaceutical industry at a rapid pace. These developments may render our product candidates or technologies obsolete or noncompetitive.

      If approved, each of our product candidates will compete for a share of the existing market with numerous products that have become standard treatments recommended or prescribed by physicians. For example, we believe the primary competition for our later stage products are:

•	For Sebazole, in the treatment of seborrheic dermatitis, Nizoral from Janssen and Desowen from Galderma S.A.

•	For Zimycan, in the treatment of Candida-associated diaper dermatitis, ointments and creams containing nystatin, and Mycolog II from Bristol-Myers Squibb Company.

•	For Hyphanox, in the treatment of vaginal candidiasis, Diflucan from Pfizer Inc. and Sporanox from Janssen. For Hyphanox, in the treatment of tinea pedis and onychomycosis, Sporanox from Janssen and Lamisil from Novartis AG.

•	For Liarozole in the treatment of congenital ichthyosis, Soriatane from Hoffmann-La Roche Inc. and over the counter topical moisturizers and emollients.

      Although we believe that, if approved, our product candidates have favorable features for the treatment of their intended indications, existing treatments may possess advantages in competing for market share. For example, if approved, Sebazole will compete with generic ketoconazole creams, which will claim to offer equivalent therapeutic benefits at a lower cost. In some cases, insurers and other third-party payors seek to encourage the use of generic products making branded products less attractive, from a cost perspective, to buyers.

      If our product candidates receive marketing approval, we believe that the key factors affecting their success in the market will be their efficacy, side effects and treatment regimens. Competing successfully will depend on our continued ability to attract and retain skilled and experienced personnel, to identify, secure the rights to, and develop pharmaceutical products and compounds and to exploit these products and compounds commercially before others are able to develop competitive products.

Third Party Reimbursement and Pricing Controls

      In the United States and elsewhere, sales of pharmaceutical products depend in significant part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. It will be time consuming and expensive for us to go through the process of seeking reimbursement from Medicare and private payors. Our products may not be considered cost effective, and coverage and reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis. The passage of the Medicare Prescription Drug and Modernization Act of 2003 imposes new requirements for the distribution and pricing of prescription drugs which may affect the marketing of our products.

      In many foreign markets, including the countries in the European Union, pricing of pharmaceutical products is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Employees

      As of December 31, 2003, we had 41 employees, consisting of 40 full-time employees and 1 part-time employee. Of the full-time employees, 11 hold Ph.D., M.D. or equivalent degrees. Of the total 41 employees, 25 are located at our corporate headquarters in Princeton, New Jersey, and 16 are located at the facility of our subsidiary, Barrier Therapeutics, N.V. in Geel, Belgium. None of our employees are represented by a collective bargaining arrangement, and we believe our relationship with our employees is good.

Trademarks

      We are seeking U.S. trademark registrations for our proposed trademarks Barrier TherapeuticsTM, SebazoleTM, ZimycanTM, RambazoleTM and HivenylTM. Hyphanox and Liarozole are temporary designations. We are developing commercial names for our Hyphanox and Liarozole product candidates.

Facilities

      We currently occupy approximately 11,400 square feet in our principal executive offices located in Princeton, New Jersey and 2,500 square feet in our Geel, Belgium offices. Our Princeton, New Jersey lease expires in 2010 if not renewed by September 30, 2010, and our lease in Belgium is short term and renewable.

Legal Proceedings

      We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

      The name, age and position of our executive officers and directors as of February 3, 2004 are as follows:

Name	Age	Position

Geert Cauwenbergh, Ph.D.	49	Chairman of the Board, Chief Executive Officer and Director
Charles T. Nomides	47	Chief Operating Officer
Marcel Borgers, Ph.D.	64	Chief Scientific Officer
Alfred Altomari	44	Chief Commercial Officer
Anne M. VanLent	55	Executive Vice President, Chief Financial Officer and Treasurer
Albert C. Bristow	34	General Counsel and Secretary
Srinivas Akkaraju, M.D., Ph.D.(1)(2)	35	Director
Peter Ernster(1)(2)	61	Director
Marc Ostro, Ph.D.(1)(2)	54	Director
Andrew N. Schiff, M.D.(1)(2)	38	Director
Nicholas J. Simon III	49	Director

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.

      Geert Cauwenbergh, Ph.D. is the founder of our company and has been our Chairman of the Board and Chief Executive Officer since our inception in September 2001. Prior to joining us, Dr. Cauwenbergh was at Johnson & Johnson Consumer and Personal Care Products Companies from 2000 to 2002 where he served in various capacities, most recently as Vice President of Technology. From 1994 to 2000, Dr. Cauwenbergh was at Johnson & Johnson Consumer Companies Worldwide where he served in various capacities, most recently as Vice President of Research & Development. He received his Ph.D. in Medical Sciences from the Catholic University of Leuven, Faculty of Medicine, Belgium where he also completed his Masters and undergraduate work.

      Charles T. Nomides has been our Chief Operating Officer since July 2002. Prior to joining us, Mr. Nomides was at Johnson & Johnson Consumer Products Worldwide from 1997 to 2002 where he served as Director of Research and Development in charge of the Ortho Neutrogena prescription drug development group. Mr. Nomides received a bachelor’s degree in Biology from Clarion State University and received graduate training from Temple University and The Milton S. Hershey Medical Center.

      Marcel Borgers, Ph.D. has been our Chief Scientific Officer and Chairman of our Scientific Advisory Board since May 2002. Prior to joining us, from September 1969 to April 2000, Dr. Borgers was the Vice President of Life Sciences for the Janssen Research Foundation. Dr. Borgers held the Dr. Paul Janssen Chair in Cell Biology at the University of Antwerp from 1992 to 2002, and has been a professor at the Faculty of Medicine and Pharmaceutical Sciences of the Free University of Brussels since his appointment in 1994. He received his doctorate in sciences from the University of Paris, Faculty of Sciences.

      Alfred Altomari has been our Chief Commercial Officer since August 2003. Prior to joining us, Mr. Altomari was at Johnson & Johnson from 1982 to 2003 where he most recently served as General Manager of the Ortho Neutrogena prescription drug development group. Mr. Altomari received a bachelor’s degree in Science with a dual major in finance and accounting from Drexel University and received his M.B.A. from Rider University.

      Anne M. VanLent has been our Executive Vice President, Chief Financial Officer and Treasurer since May 2002. Prior to joining us, Ms. VanLent served as a principal of the Technology Compass Group, LLC, a healthcare/technology consulting firm, since she founded it in October 2001. From July 1997 to October 2001, she was the Executive Vice President—Portfolio Management for Sarnoff Corporation, a multidisciplinary research and development firm. Ms. VanLent also currently serves as a director of Penwest Pharmaceuticals Co. She received a bachelor’s degree in Physics from Mount Holyoke College and did graduate work in biophysics.

      Albert C. Bristow has been our General Counsel since October 2003. Mr. Bristow was an attorney with Morgan, Lewis & Bockius LLP, Princeton, New Jersey, from January 2000 until joining us, and an attorney with Archer & Greiner, Haddonfield, New Jersey, from September 1995 until January 2000. Mr. Bristow received a bachelor’s degree in the Arts from Lafayette College and a J.D. from the University of Pennsylvania.

      Srinivas Akkaraju, M.D., Ph.D. has been a director since May 2002. Dr. Akkaraju has served as a principal of the Life Sciences team in the Healthcare Group at JPMorgan Partners, LLC, formerly Chase Capital Partners, a global private equity company affiliated with J.P. Morgan Chase & Co., since April 2001. Prior to JPMorgan Partners, LLC, from October 1998 to April 2001, Dr. Akkaraju was in the Business and Corporate Development group at Genentech, Inc. where he served in various capacities, most recently as Senior Manager and project team leader for one of Genentech’s clinical development products. Dr. Akkaraju also currently serves as a director of Eyetech Pharmaceuticals, Inc. and Seattle Genetics, Inc. Dr. Akkaraju received his undergraduate degrees in Biochemistry and Computer Science from Rice University and his M.D. and Ph.D. in Immunology from Stanford University.

      Peter Ernster has been a director since September 2003. Mr. Ernster has served as European Counsel of Merck & Co., from 1974 to 2001. Mr. Ernster completed his undergraduate studies at New York University, receiving a bachelor’s degree in Economics and European History. A graduate of Rutgers University School of Law, Mr. Ernster completed advanced studies at Columbia University’s Parker School of Foreign and Comparative Law.

      Marc J. Ostro, Ph.D. has been a director since May 2002. He has been a partner at TL Ventures, L.P., a Pennsylvania-based venture capital firm since January 2002. Immediately prior to that, Dr. Ostro was a private consultant to the biotechnology industry since May 2000. From November 1997 to May 2000, he was Senior Managing Director and Group Leader for KPMG Life Science Corporate Finance (Mergers and Acquisitions). In 1981, Dr. Ostro co-founded The Liposome Company, a biotechnology company. Dr. Ostro received a bachelor’s degree in biology from Lehigh University, a Ph.D. in biochemistry from Syracuse University, and was a postdoctoral fellow and assistant professor at the University of Illinois Medical School. Dr. Ostro also currently serves as a director of NaPro BioTherapeutics, Inc.

      Andrew N. Schiff, M.D. has been a director since May 2002. Dr. Schiff has served as Managing Director of Perseus-Soros Management, LLC, an affiliate of Perseus-Soros BioPharmaceutical Fund, LP, a venture capital firm, since September 1999. Since June 1990, Dr. Schiff has practiced internal medicine at The New York Presbyterian Hospital where he is a Clinical Assistant Professor of Medicine. He also currently serves as a director of Bioenvision, Inc., Myogen, Inc. and Zanett Inc. Dr. Schiff received his M.D. from Cornell University Medical College and his M.B.A. from Columbia University. His bachelor’s degree in neuroscience was awarded with honors by Brown University.

      Nicholas J. Simon III has been a director since December 2003. He has been a general partner at MPM Capital, L.P., a venture capital firm focused on investments in the life sciences industry, since October 2001. Prior to joining MPM Capital, from April 2000 to July 2001, Mr. Simon was Chief Executive Officer and the founder of Collabra Pharma, Inc., a pharmaceutical development company. From 1989 to March 2000, Mr. Simon held several business development positions at Genentech, Inc., including, most recently, Vice President, Business & Corporate Development. He also currently serves as a director of Genitope Corp., Rigel Pharmaceuticals, Inc. and several private companies. Mr. Simon received a bachelor’s degree in Microbiology from the University of Maryland and an M.B.A. in Marketing from Loyola College.

Board Composition

      Following the closing of this offering our board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Our board of directors will consist of two Class I directors, whose term of office will continue until the 2005 annual meeting of stockholders, two Class II directors, whose term of office will continue until the 2006 annual meeting of stockholders, and two Class III directors, whose term of office will continue until the 2007 annual meeting of stockholders. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. We currently intend to elect one additional independent director within 90 days following completion of this offering. We expect that this director will serve on our audit committee and our compensation committee.

Board Committees

      Audit Committee. The members of our audit committee are Peter Ernster, Marc Ostro, Ph.D., Srinivas Akkaraju, M.D., Ph.D. and Andrew N. Schiff, M.D. Dr. Ostro chairs the committee. Our audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	our independent auditors’ qualifications and independence; and

•	the performance of our independent auditors.

      The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee.

      Compensation Committee. The members of our compensation committee are Peter Ernster, Marc Ostro, Ph.D., Srinivas Akkaraju, M.D., Ph.D. and Andrew N. Schiff, M.D. Mr. Ernster chairs the committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our stock incentive and employee stock purchase plans; and

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

      Governance and Nominations Committee. As of the closing of this offering, our board will have a governance and nominations committee. Our governance and nominations committee will:

•	identify and recommend nominees for election to our board of directors;

•	develop and recommend to our board our corporate governance principles; and

•	oversee the evaluation of our board and management.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the members of our compensation committee has ever been our employee.

Director Compensation

      During the year ended December 31, 2003, members of our board of directors received no directors’ fees. We are obligated to reimburse the members of the board of directors who are not employees for all reasonable expenses incurred in connection with their attendance at directors’ meetings. Upon joining our board, any new non-employee, non-investor director will receive options to purchase 20,000 shares of our common stock under our 2002 equity compensation plan. In September 2003, we granted to Mr. Peter Ernster, our only non-employee, non-investor director, options to purchase 20,000 shares of our common stock. These options have an exercise price equal to the fair market value of our common stock on the grant date and vest ratably each month over two years. Directors who are also our officers or employees will not receive compensation for their services as directors.

Our Scientific Advisory Board

      We have established a scientific advisory board made up of a group of experienced scientists and clinicians chosen for their particular expertise. Members of our scientific advisory board consult with us regularly on matters relating to:

•	our research and development programs;

•	the design and implementation of our clinical trials;

•	market opportunities from a clinical perspective;

•	new technologies relevant to our research and development programs; and

•	scientific and technical issues relevant to our business.

      We compensate scientific advisory board members with stock options pursuant to our 2002 equity compensation plan, and an annual fee for attendance at meetings and other advisory services. We may add additional members to our scientific advisory board in the future. The current scientific advisory board members are:

Name	Professional Affiliation

Marcel Borgers, Ph.D.(1)	Professor; Faculty of Medicine and Pharmaceutical Sciences of the Free University of Brussels
Hugo Degreef, M.D.	Professor, Clinical Dermatology University of Leuven, Belgium
Bertrand Dupont, M.D., Ph.D.	Professor, Infectious Disease Institut Pasteur, France
Carl W. Ehmann, M.D., F.A.C.P.	Chairman of the Board for the Medical University of South Carolina Foundation for Research Development
Roderick Hay, M.D., Ph.D.	Professor, Medicine and Health Sciences Queens University, Belfast
Paul Khavari, M.D., Ph.D.	Professor, Skin Genomics Stanford University
John Voorhees, M.D., Ph.D.	Professor, Department of Dermatology University of Michigan Medical Center

(1)	Dr. Borgers is also our Chief Scientific Officer.

Executive Compensation

      The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during the year ended December 31, 2003 awarded to, earned by or paid to our chief executive officer and our other most highly compensated executive officers whose salary and bonus exceeded $100,000 for the year ended December 31, 2003. We refer to these persons as our named executive officers.

Summary Compensation Table

		Long-Term
		Compensation
	Annual
	Compensation	Shares
		Underlying	All Other
Name and Principal Position	Salary($)	Options(#)	Compensation

Geert Cauwenbergh, Ph.D.	$241,298	—	$270	(1)
Chairman of the Board and Chief Executive Officer
Charles T. Nomides	190,000	13,250	252	(1)
Chief Operating Officer
Anne M. VanLent	221,500	20,250	714	(1)
Executive Vice President and Chief Financial Officer

(1)	Consists of the payment of premiums for group term life insurance.

Stock Options

      The following table contains information regarding grants of options to purchase shares of our common stock to our named executive officers during the year ended December 31, 2003.

      Amounts in the following table represent potential realizable gains that could be achieved for the options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are calculated based on the requirements of the Securities and Exchange Commission and do not represent an estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions. The amounts reflected in the following table may not necessarily be achieved.

Option Grants in Last Fiscal Year

Potential Realizable Value at
	Number of	Percentage of			Assumed Annual Rates of
	Securities	Total Options			Stock Price Appreciation for
	Underlying	Granted to	Exercise		Option Term(1)
	Options	Employees in	Price	Expiration
Name	Granted(#)	Fiscal Year	($/Share)	Date	5%($)	10%($)

Geert Cauwenbergh, Ph.D.	—	—	—	—
Charles T. Nomides	13,250	1.3%	$.40	01/01/2013
Anne M. VanLent	20,250	1.9	.40	01/01/2013

(1)	The dollar amounts under these columns are the result of calculations at rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying common stock. The potential realizable values are calculated using an assumed initial public offering price of $ per share and assuming that the market price appreciates from this price at the indicated rate for the entire term of each option and that each option is exercised and sold on the last day of its term at the assumed appreciated price.

Option Exercises and Year-End Option Values

      The following table provides information concerning the number and value of unexercised options to purchase our common stock held as of December 31, 2003 by our named executive officers. There was no public trading market for our common stock as of December 31, 2003. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of the unexercised in-the-money options at fiscal year end on the basis of an assumed initial public offering price of $          per share, less the applicable exercise price multiplied by the number of shares which may be acquired on exercise. None of the named executive officers exercised any stock options in fiscal 2003.

Aggregated Fiscal Year-End Option Values

Number of Securities
	Underlying Unexercised		Value of Unexercised
	Options at		In-the-Money Options at
	December 31, 2003(#)		December 31, 2003($)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Geert Cauwenbergh, Ph.D.	—	—	—	—
Charles T. Nomides	—	13,250	—
Anne M. VanLent	—	20,250	—

Stock Option and Other Compensation Plans

     2002 Equity Compensation Plan

      We maintain an equity compensation plan, that our board of directors and our stockholders have approved. The plan provides for grants of incentive stock options, nonqualified stock options, and stock awards to our employees, advisors, consultants, and non-employee directors. The plan authorizes up to 3,075,000 shares of our stock for issuance under the terms of the plan. After the consummation of this offering, options to purchase no more than 750,000 shares of our common stock in the aggregate may be granted to any individual in any calendar year. As of December 31, 2003, options to purchase 1,757,166 shares were outstanding under the plan, restricted stock awards covering 200,000 shares had been made, options to purchase 20,000 shares had been exercised and 1,097,834 shares were available under the plan for future grant. If options granted under the plan expire or are terminated for any reason without being exercised, or if any stock award is forfeited, the shares of stock underlying the grants will again be available for purposes of the plan.

      Administration of the Plan. The plan is administered by the compensation committee of our board of directors, which will, among other things, determine the terms and recipients of grants under the plan.

      Options. The exercise price of an incentive stock option must be equal to or greater than the fair market value of our stock on the date the incentive stock option is granted. However, if the grantee of an incentive stock option is a person who holds more than 10% of the combined voting power of all of our classes of outstanding stock, the exercise price must be at least 110% of the fair market value. The exercise price of a nonqualified stock option may be equal to, greater than or less than the fair market value of our stock on the date the nonqualified stock option is granted. The compensation committee will determine the term of each option, up to a maximum ten year term. The term of an incentive stock option granted to an employee who owns more than 10% of our stock may not exceed five years from the date of grant.

      Stock Awards. The compensation committee may grant stock awards to participants subject to restrictions or no restrictions, and for consideration or no consideration, as the compensation committee determines. Unless the compensation committee determines otherwise, during the restriction period, grantees will have the right to vote shares of restricted stock and to receive dividends or other distributions paid on such shares. If a grantee’s employment or service terminates during the restriction period or if any other conditions are not met, the restricted stock will terminate as to all shares on which restrictions are still applicable, and the shares must be immediately returned to us, unless the compensation committee determines otherwise.

      Change of Control. Upon a change of control as defined in the plan, where we are not the surviving corporation or we survive only as a subsidiary of another corporation, unless the compensation committee determines otherwise, all outstanding options that are not exercised will be assumed by, or replaced with, comparable options of the surviving corporation, and all outstanding restricted stock will be converted to restricted stock of the surviving corporation.

      Upon a change of control, the compensation committee may, but is not required to:

•	accelerate the vesting and exercisability of outstanding stock options and cause the restrictions on restricted stock to lapse;

•	require that grantees surrender their outstanding options in exchange for payment by us, in cash or stock, as determined by the compensation committee, in an amount equal to the amount by which the fair market value of the shares of stock subject to the grantee’s unexercised options exceeds the exercise price of the options; or

•	after giving grantees an opportunity to exercise their outstanding options, terminate any or all unexercised options.

      Termination and Amendment. Our board of directors may amend or terminate the plan at any time. However, the board of directors may not amend the plan without stockholder approval if such approval is required in order for grants of incentive stock options to meet the requirements of Section 422 of the Internal Revenue Code or such approval is required in order to exempt compensation under the plan from the deduction limit under Section 162(m) of the Internal Revenue Code.

401(k) Plan

      Our employees are eligible to participate in our 401(k) plan. Under our 401(k) plan, employees may elect to make a salary reduction contribution up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit, which was $12,000 in 2003. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code, so that the contributions by our employees will be deductible when made and income earned on plan contributions are not taxable to the employees until withdrawn. We do not make matching or profit sharing contributions.

Employment Agreements

      Geert Cauwenbergh, Ph.D. We entered into an employment agreement with Dr. Cauwenbergh on May 7, 2002 regarding Dr. Cauwenbergh’s employment as our Chief Executive Officer until April 30, 2004. Under the agreement, Dr. Cauwenbergh is entitled to an annual base salary of $225,000 per year, subject to increases upon an annual review by our board of directors. In May 2003, the compensation committee increased Dr. Cauwenbergh’s annual base salary to $250,000 per year effective from May 6, 2002. Dr. Cauwenbergh is also entitled to participate in all bonus and incentive programs, with the amount of any such bonus or incentive being determined by our board of directors. Dr. Cauwenbergh also agreed to certain confidentiality and non-competition provisions in his employment agreement. The agreement may be terminated either by us for cause at any time or without cause upon 30 days advance written notice or by Dr. Cauwenbergh upon 30 days advance written notice. If Dr. Cauwenbergh terminates his employment or if we do so for cause, then we have an option under his restricted stock purchase agreement to purchase all or any portion of his then unreleased shares for a price of $0.001 per share. If we terminate his employment without cause, 50% of any shares then remaining subject to Dr. Cauwenbergh’s restricted stock purchase agreement will be released from our repurchase right under that agreement. As of December 31, 2003, 453,125 shares of Dr. Cauwenbergh’s 1,000,000 shares of common stock remain subject to our repurchase option, with 15,625 shares being released each month thereafter.

      Charles T. Nomides. We entered into an employment agreement with Mr. Nomides on July 22, 2002 regarding Mr. Nomides’s employment as our Chief Operating Officer until July 22, 2004. Under the agreement, Mr. Nomides is entitled to an annual base salary of $180,000 per year, subject to increases upon an annual review by our board of directors. Effective July 1, 2003, the compensation committee increased

Mr. Nomides annual base salary to $200,000 per year. Mr. Nomides is also entitled to participate in all bonus and incentive programs, with the amount of any such bonus or incentive being determined by our board of directors. Mr. Nomides also agreed to certain confidentiality and non-competition provisions in his employment agreement. The agreement may be terminated either by us for cause at any time or without cause upon 30 days advance written notice or by Mr. Nomides upon 30 days advance written notice. If Mr. Nomides terminates his employment or if we do so for cause, then we have an option under his restricted stock purchase agreement to purchase all or any portion of his then unreleased shares for a price of $0.001 per share. If we terminate his employment without cause, 50% of any shares then remaining subject to Mr. Nomides’s restricted stock purchase agreement will be released from our repurchase right, and we must continue to pay his salary and benefits for a period equal to the lesser of six months, or until July 22, 2004. As of December 31, 2003, 72,656 shares of Mr. Nomides’ 150,000 shares of common stock remain subject to our repurchase option, with 2,344 shares being released each month thereafter.

      Anne M. VanLent. We entered into an employment agreement with Ms. VanLent on August 1, 2002 regarding Ms. VanLent’s employment as our Chief Financial Officer until April 30, 2004. Under the agreement, Ms. VanLent is entitled to an annual base salary of $210,000 per year, subject to increases upon an annual review by our board of directors. Effective July 1, 2003, the compensation committee increased Ms. VanLent’s annual base salary to $231,000 per year. Ms. VanLent is also entitled to participate in all bonus and incentive programs, with the amount of any such bonus or incentive being determined by our board of directors. Ms. VanLent also agreed to certain confidentiality and non-competition provisions in her employment agreement. The agreement may be terminated either by us for cause at any time or without cause upon 30 days advance written notice or by Ms. VanLent upon 30 days advance written notice. If Ms. VanLent terminates her employment or if we do so for cause, then we have an option under her restricted stock purchase agreement to purchase all or any portion of her then unreleased shares for a price of $0.30 per share. If we terminate her employment without cause, 50% of any shares then remaining subject to Ms. VanLent’s stock restriction agreement will be released from our repurchase right, and we must continue to pay her salary and benefits for a period of six months. As of December 31, 2003, 101,613 shares of Ms. VanLent’s 200,000 shares of common stock remain subject to our repurchase option, with 3,629 shares being released each month thereafter.

Limitation of Liability and Indemnification of Officers and Directors

      Our certificate of incorporation that will be in effect upon completion of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

      Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

      In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Since our incorporation in September 2001, we have engaged in the following transactions with our directors and officers and holders of more than 5% of our voting securities and affiliates of our directors, officers and 5% stockholders:

Stock Issuances

Issuances of Common Stock

      In October 2001, in connection with our formation, we issued 1,250,000 shares of restricted common stock at a price per share of $0.001 to the following officers:

	Number of Shares
	of Restricted	Aggregate
Name	Common Stock	Purchase Price

Geert Cauwenbergh	1,000,000	$1,000
Marcel Borgers	250,000	250

      In February 2002, we issued 150,000 shares of restricted common stock to Charles T. Nomides at a price per share of $0.001 for an aggregate purchase price of $150.

      In August 2002, we issued 200,000 shares of restricted common stock to Anne M. VanLent at a price per share of $0.30 for an aggregate purchase price of $60,000.

Issuance of Series A Convertible Preferred Stock

      In May 2002, in connection with our principal license agreements, we issued an aggregate of 8,333,333 shares of our series A convertible preferred stock in exchange for intellectual property, patent applications and licenses valued at approximately $25.0 million. The following table sets forth the number of series A shares sold to our 5% stockholders and their affiliates.

	Number of Shares
	of Series A	Aggregate
Name	Preferred Stock	Purchase Price

Johnson & Johnson Consumer Companies, Inc.	2,033,333	$6,099,999
Janssen Pharmaceutica Products, L.P.	6,300,000	18,900,000

      All shares of our series A convertible preferred stock will automatically convert into an aggregate of 8,333,333 shares of our common stock upon the consummation of this offering.

Issuance of Series B Convertible Preferred Stock

      In May 2002 and May 2003, we issued an aggregate of 15,383,336 shares of our series B convertible preferred stock at a price per share of $3.00 for a total purchase price of approximately $46.2 million. The following table sets forth the number of series B shares sold to our 5% stockholders and their affiliates.

	Number of Shares
	of Series B	Aggregate
Name	Preferred Stock	Purchase Price

Johnson & Johnson Development Corporation	50,000	$150,000
J.P. Morgan Partners (BHCA), L.P.	4,201,280	12,603,840
J.P. Morgan Partners Global Investors (Cayman) II, L.P.	37,657	112,971
J.P. Morgan Partners Global Investors, L.P.	665,744	1,997,232
J.P. Morgan Partners Global Investors (Cayman), L.P.	337,900	1,013,700
J.P. Morgan Partners Global Investors A, L.P.	90,754	272,262
Perseus-Soros Biopharmaceutical Fund, LP	4,666,667	14,000,001
TL Ventures V, L.P.	3,276,660	9,829,980
TL Ventures V Interfund L.P.	56,674	170,022

      Dr. Akkaraju, one of our directors, is an affiliate of the J.P. Morgan entities, Dr. Schiff, one of our directors, is an employee of an affiliate of Perseus-Soros Biopharmaceutical Fund and Dr. Ostro, one of our directors, is an affiliate of TL Ventures.

      All shares of our series B convertible preferred stock will automatically convert into an aggregate of 15,383,336 shares of our common stock upon the consummation of this offering.

Issuance of Series C Convertible Preferred Stock

      In October 2003, we issued an aggregate of 8,205,140 shares of our series C convertible preferred stock at a price per share of $3.90 for a total purchase price of approximately $32.0 million. The following table sets forth the number of series C shares sold to our 5% stockholders and their affiliates.

	Number of Shares of
	Series C	Aggregate
Name	Preferred Stock	Purchase Price

Johnson & Johnson Development Corporation	512,820	$1,999,998
J.P. Morgan Partners (BHCA), L.P.	740,321	2,887,252
J.P. Morgan Partners Global Investors, L.P.	130,207	507,807
J.P. Morgan Partners Global Investors (Cayman), L.P.	65,370	254,943
J.P. Morgan Partners Global Investors A, L.P.	20,007	78,027
J.P. Morgan Partners Global Investors (Cayman) II, L.P.	7,310	28,509
MPM BioVentures III-QP, L.P.	3,564,477	13,901,460
MPM BioVentures III GmbH & Co. Beteiligungs KG	301,242	1,174,844
MPM BioVentures III, L.P.	239,666	934,698
MPM BioVentures III Parallel Fund, L.P.	107,651	419,839
MPM Asset Management Investors 2003 BVIII LLC	69,014	269,155
Perseus-Soros Biopharmaceutical Fund, LP	842,810	3,286,959
TL Ventures V, L.P.	591,775	2,307,923
TL Ventures V Interfund L.P.	10,235	39,917

      In addition to the director affiliations set forth above under “—Issuance of Series B Preferred Stock,” Mr. Simon, one of our directors, is an affiliate of the MPM entities.

      All shares of our series C convertible preferred stock will automatically convert into an aggregate of 8,205,140 shares of our common stock upon the consummation of this offering.

Certain Relationships

Convertible Promissory Notes

      We entered into two convertible promissory notes with Johnson & Johnson Development Corporation, a Johnson & Johnson company. In November 2001, we issued a convertible promissory note payable to Johnson & Johnson Development Corporation for $100,000. In April 2002, we issued a convertible promissory note payable to Johnson & Johnson Development Corporation for $50,000. Johnson & Johnson Development Corporation converted both notes in May 2002 into an aggregate of 50,000 shares of series B convertible preferred stock. We paid cash interest of $5,671 to Johnson & Johnson Development Corporation in connection with the conversion.

Johnson & Johnson License Agreements

      In May 2002, we entered into two intellectual property transfer and license agreements with Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., each a Johnson & Johnson company. Under these license agreements, we obtained exclusive licenses to a portfolio of patents and non-exclusive licenses to related know-how to make, use and sell our initial product candidates in the field of dermatology in various countries throughout the world. These agreements are discussed above under the heading “Business—Johnson & Johnson License Agreements.”

Purchases of Raw Materials and Clinical Supplies

      We purchased approximately $0.3 million of raw materials and clinical supplies in 2002 and approximately $1.6 million in 2003 from affiliates of Johnson & Johnson.

Loan to Executive Officer

      During 2002, we loaned Anne VanLent $59,980 in connection with our issuance to her of 200,000 shares of restricted common stock. In September 2003, Ms. VanLent repaid the loan in full, including accrued interest of $3,024.

Director Compensation

      Please see “Management–Director Compensation” for a discussion of options granted to our non-investor, non-employee director.

Executive Compensation and Employment Agreements

      Please see “Management–Executive Compensation” for a discussion of additional information on compensation of our executive officers. Information regarding employment agreements with several of our executive officers is set forth under “Management–Employment Agreements.”

Right to Purchase Shares of Common Stock in this Offering

      Under an Amended and Restated Investor Rights Agreement, the holders of our series A and series B convertible preferred stock have the right to purchase up to an aggregate of five percent of the shares of our common stock offered for sale in this offering. At our request, the underwriters have reserved for sale, at the initial public offering price, five percent of the shares offered in this prospectus for this purpose. The underwriters will offer these shares to each holder in proportion to the holder’s ownership interest in us. The underwriters will not reallocate to other holders of series A or series B convertible preferred stock any shares that are offered pursuant to this purchase right but are not purchased. The holders of our series C convertible preferred stock do not have this purchase right because this offering is occurring within one year of the sale of our series C convertible preferred stock. However, the holders of our series C convertible preferred stock have the right to buy, at the initial public offering price, a number of unregistered shares of our common stock equal to the amount of shares that they would have been entitled to buy in this offering had the offering occurred after the first anniversary of the sale of our series C convertible preferred stock.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2003 and on an as adjusted basis to reflect the sale of the common stock offered in this offering by:

•	all persons known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

      The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of December 31, 2003 through the exercise of any warrant, stock option or other right. Unless otherwise indicated, the address of all listed stockholders is c/o Barrier Therapeutics, Inc., 600 College Road East, Suite 3200, Princeton, New Jersey 08540. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

			Percentage of Shares
			Beneficially Owned(1)
	Number of Shares
	Beneficially		Before	After
Name of Beneficial Owner	Owned		Offering	Offering

Johnson & Johnson	8,896,153	(2)	26.5%	%
1 Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
JPMP Capital Corp.	6,296,550	(3)	18.8%	%
1221 Avenue of the Americas
New York, New York 10020
Perseus-Soros BioPharmaceutical Fund, LP	5,509,477		16.4%	%
888 Seventh Avenue, 29th Floor
New York, New York 10106
MPM BioVentures III-QP, L.P.	4,282,050	(4)	12.8%	%
111 Huntington Avenue, 31st Floor
Boston, Massachusetts 02199
TL Ventures V, L.P.	3,935,344	(5)	11.7%	%
700 Building, 435 Devon Park Drive
Wayne, Pennsylvania 19087
Geert Cauwenbergh	1,006,120	(6)	3.0%	%
Charles T. Nomides	159,028	(7)	*	*
Anne M. VanLent	211,604	(8)	*	*
Srinivas Akkaraju	—	(9)	*	*
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
New York, New York 10020
Peter Ernster	4,166	(10)	*	*
Marc Ostro	3,935,344	(5)	11.7%	%
c/o TL Ventures V, L.P.
700 Building, 435 Devon Park Drive
Wayne, Pennsylvania 19087

			Percentage of Shares
			Beneficially Owned(1)
	Number of Shares
	Beneficially		Before	After
Name of Beneficial Owner	Owned		Offering	Offering

Andrew N. Schiff	—	(11)	*	%
c/o Perseus-Soros BioPharmaceutical Fund, L.P.
888 Seventh Avenue, 29th Floor
New York, New York 10106
Nicholas J. Simon III	4,282,050	(4)	12.8%	%
c/o MPM BioVentures III-QP, L.P.
111 Huntington Avenue, 31st Floor
Boston, Massachusetts 02199
All current directors and executive officers as a group (11 persons)	9,860,672	(12)	29.3%	%

*	Less than 1%.

(1)	Our calculation of the percentage of shares beneficially owned before this offering is based on the number of shares of our common stock and common stock equivalents outstanding as of December 31, 2003. Our calculation includes 1,645,000 shares of common stock, 31,921,809 shares of common stock issuable upon the conversion of 8,333,333 shares of our series A convertible preferred stock, 15,383,336 shares of common stock issuable upon the conversion of our series B convertible preferred stock and 8,205,140 shares of common stock issuable upon the conversion of our series C convertible preferred stock. For purposes of calculating the percentage of shares beneficially owned after this offering, the number of shares of common stock deemed outstanding after this offering assumes our issuance of shares of common stock in this offering. Each share of our series A, B and C convertible preferred stock will automatically convert into one share of our common stock upon the closing of this offering.

(2)	Includes 6,300,000 shares held by Janssen Pharmaceutica Products, L.P., 2,033,333 shares held by Johnson & Johnson Consumer Companies, Inc. and 562,820 shares held by Johnson & Johnson Development Corporation. Johnson & Johnson is the ultimate parent of Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Johnson & Johnson Development Corporation.

(3)	Consists of 4,941,601 shares held by J.P. Morgan Partners (BHCA), L.P., 795,951 shares held by J.P. Morgan Partners Global Investors, L.P., 403,270 shares held by J.P. Morgan Partners Global Investors (Cayman), L.P., 110,761 shares held by J.P. Morgan Partners Global Investors A, L.P. and 44,967 shares held by J.P. Morgan Partners Global Investors (Cayman) II, L.P. The general partner of J.P. Morgan Partners (BHCA), L.P. is JPMP Master Fund Manager, L.P. The general partner of each of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors A, L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P. is JPMP Global Investors, L.P. JPMP Capital Corp., a wholly owned subsidiary of J.P. Morgan Chase & Co., a publicly traded company, is the general partner of each of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P. Each of JPMP Master Fund Manager, L.P., JPMP Global Investors, L.P., JPMP Capital Corp., and J.P. Morgan Chase & Co. may be deemed beneficial owners of the shares held by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P., however, the foregoing shall not be construed as an admission that such entities are the beneficial owners of the shares held by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P.

(4)	Includes 3,564,477 shares held by MPM BioVentures III-QP, L.P., 301,242 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 239,666 shares held by MPM BioVentures III, L.P., 107,651 shares held by MPM BioVentures III Parallel Fund, L.P. and 69,014 shares held by MPM Asset Management Investors 2003 BVIII LLC. MPM Capital LP and Medical Portfolio Management LLC, its general partner, are a direct or indirect parent and/or control person of MPM BioVentures III LLC, funds managed or advised by them, including the funds listed in this footnote above, and the general partners of such funds, and may be deemed to beneficially hold the securities owned by such entities. Mr. Simon is a general partner of MPM Capital, an affiliate of the MPM BioVentures entities. Although Mr. Simon may be deemed a beneficial owner of the shares held be the MPM BioVentures entities, he disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(5)	Includes 3,868,435 shares held by TL Ventures V, L.P. and 66,909 shares held by TL Ventures V Interfund L.P. Dr. Ostro is a partner in TL Ventures, L.P., an affiliate of the investment manager of the TL Venture funds. Although Dr. Ostro may be deemed a beneficial owner of the shares held by the TL Venture funds, he disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(6)	Includes 6,120 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2003. Also includes 421,875 shares of restricted common stock as of December 31, 2003. We have a repurchase right with respect to these shares of restricted common stock in specific situations, and 15,625 shares are released from restriction each month.

(7)	Includes 9,028 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2003. Also includes 67,969 shares of restricted common stock as of December 31, 2003. We have a repurchase right with respect to these shares of restricted common stock in specific situations, and 2,344 shares are released from restriction each month.

(8)	Includes 11,604 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2003. Also includes 94,355 shares of restricted common stock as of December 31, 2003. We have a repurchase right with respect to these shares of restricted common stock in specific situations, and 3,629 shares are released from restriction each month.

(9)	Srinivas Akkaraju, M.D., Ph.D. is a principal with J.P. Morgan Partners, LLC, but does not have voting or dispositive power with respect to any of the shares beneficially owned by any of the entities listed in footnote (3) above.

(10)	Represents 4,166 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2003.

(11)	Andrew N. Schiff is a managing director of Perseus-Soros Management, LLC, an affiliate of Perseus-Soros BioPharmaceutical Fund, LP but does not have voting or dispositive power with respect to any of the shares owned by Perseus-Soros BioPharmaceutical Fund, LP.

(12)	Includes 43,278 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2003.

DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the completion of this offering. We have filed copies of these documents with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

      Upon consummation of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which preferred stock will remain undesignated.

      As of December 31, 2003, we had issued and outstanding:

•	1,645,000 shares of common stock, held by 6 stockholders of record;

•	8,333,333 shares of series A convertible preferred stock;

•	15,383,336 shares of series B convertible preferred stock; and

•	8,205,140 shares of series C convertible preferred stock.

      Upon the completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 31,921,809 shares of our common stock.

Common Stock

      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

      In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

      Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

      The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Options

      As of December 31, 2003, options to purchase 1,757,166 shares were outstanding at a weighted average exercise price of $0.42 per share, of which options to purchase 316,308 shares were exercisable. As of that date, an additional 1,097,834 shares were available for issuance under our 2002 equity compensation plan.

Registration Rights

      Upon completion of this offering, the holders of an aggregate of       shares of our common stock that will be outstanding after this offering are entitled to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. Subject to limitations specified in this agreement, these registration rights include the following:

•	an unlimited number of piggyback registration rights that require us to register sales of a holder’s shares when we undertake a public offering, other than our initial public offering, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register;

•	two demand registration rights that holders may exercise no sooner than 180 days after our initial public offering, if a certain percentage of the holders request registration of shares with an aggregate offering price of $5,000,000, which require us to register sales of a holder’s shares, subject to the discretion of our board of directors to delay the registration in specified circumstances; and

•	an unlimited number of rights (up to two per twelve-month period) to require us to register sales of shares on Form S-3, a short form of registration statement permitted to be used by some companies, which holders may exercise if they request registration of the sale of more than $1,000,000 of common stock following the time we first qualify for the use of this form of registration with the Securities and Exchange Commission.

      We will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions. These registration rights terminate as to a holder’s shares when that holder may sell those shares under Rule 144(k) of the Securities Act, which for most parties means two years after the acquisition of the shares from us.

Anti-Takeover Provisions

      We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us, and the interested stockholder and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

      Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

      Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

      The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to case in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to case in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in the prior two paragraphs.

Transfer Agent And Registrar

      The transfer agent and registrar for our common stock is StockTrans, Inc.

NASDAQ National Market

      We have applied for the quotation of our common stock on the NASDAQ National Market under the symbol “BTRX.”

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of options and warrants, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

      Upon completion of this offering, we will have outstanding       shares of common stock, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 31,921,809 shares of common stock.

      Of these shares, the          shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining          shares of common stock to be outstanding after this offering are “restricted securities” under Rule 144. All of these restricted securities will be subject to the 180-day lock-up period described below. After the 180-day period,       shares will be freely tradeable under Rule 144(k) and          shares will be eligible for resale under Rule 144, subject to volume limitations. An additional       shares will become freely tradeable under Rule 144(k) in                     .

      Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of the common stock on the NASDAQ National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the share proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

      In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements

      The holders of substantially all of our currently outstanding stock have agreed that, subject to the exceptions described in the “Underwriters” section, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Registration Rights

      Upon the completion of this offering, the holders of an aggregate of       shares of our common stock will have the right to require us to register these shares under the Securities Act under certain circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. For more information regarding these registration rights, see “Description of Capital Stock—Registration Rights.”

Stock Options

      As of December 31, 2003, we had outstanding options to purchase 1,757,166 shares of common stock. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding stock options and options and other awards issuable pursuant to our 2002 equity compensation plan.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Underwriter	Shares

Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
J.P. Morgan Securities Inc.

Total

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                    a share under the public offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $                    , the total underwriters’ discounts and commissions would be $                    and the total proceeds to us would be $                    .

      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

      We and all of our directors and officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

      These restrictions do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by us of shares or options to purchase shares of our common stock pursuant to our 2002 equity compensation plan, provided that the recipient of the shares agrees to be subject to the restrictions described in the immediately preceding paragraph;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers of shares as a gift or charitable contribution, or by will or intestacy;

•	transfers of shares to any trust the sole beneficiaries of which are the transferee and/or its immediate family members; or

•	transfers to certain entities or persons affiliated with the stockholder;

provided that in the case of each of the last three transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph, no filing under Section 16 of the Exchange Act is required in connection with these transactions, other than a filing on a Form 5 made after the expiration of the 180-day period, and no transaction includes a disposition for value.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Paid by Barrier

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      We have applied for quotation of our common stock on the NASDAQ National Market under the symbol “BTRX.”

      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

      This offering is being conducted in accordance with applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. because affiliates of J.P. Morgan Securities Inc., one of the underwriters, beneficially own 10% or more of our preferred stock, which will convert into common stock upon completion of this offering. In addition, Srinivas Akkaraju, M.D., Ph.D., a principal for a venture capital firm affiliated with J.P. Morgan Securities Inc., has served as one of our directors since May 2002. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Morgan Stanley & Co. Incorporated is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than the price recommended by Morgan Stanley & Co. Incorporated. Morgan Stanley & Co. Incorporated will not receive any additional fees for serving as the qualified independent underwriter in connection with this offering. We have agreed to indemnify Morgan Stanley & Co. Incorporated against liabilities incurred in connection with its acting as the qualified independent underwriter, including liabilities under the Securities Act.

Directed Share Program

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to           % of the shares offered in this prospectus for the holders of our series A and series B convertible preferred stock who have a right to purchase such shares. For a further discussion regarding this right, see “Certain Relationships and Related Party Transactions—Right to Purchase Shares of Common Stock in this Offering.” Any reserved shares that are not purchased by the holders of our series A or series B convertible preferred stock will be offered to our directors, officers, employees, business associates and other persons with whom we have a relationship. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Recipients of reserved shares will be required to agree with the underwriters not to sell, transfer, assign, pledge or hypothecate these shares for a period of           days after purchasing the shares.

Pricing of the Offering

      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

      Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Princeton, New Jersey. Hale and Dorr LLP, New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated balance sheets as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders’ deficiency and cash flows for the period from September 17, 2001 (inception) to December 31, 2001, the year ended December 31, 2002 and the period from September 17, 2001 (inception) through December 31, 2002, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We anticipate making these documents publicly available, free of charge, on our website at www.barriertherapeutics.com as soon as reasonably practicable after filing such documents with the Securities and Exchange Commission.

      You can read the registration statement and our future filings with the Securities and Exchange Commission, over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at its public reference room at 450 Fifth Street, NW, Washington DC 20549.

      You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

BARRIER THERAPEUTICS, INC.

(a development stage company)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 2001, 2002 and September 30, 2003 (Unaudited)	F-3
Consolidated Statements of Operations for the Period from September 17, 2001 (inception) to December 31, 2001, the Year Ended December 31, 2002, the Nine Months Ended September 30, 2002 (Unaudited) and 2003 (Unaudited) and the Period from September 17, 2001 (inception) to September 30, 2003 (Unaudited)
F-4
Consolidated Statements of Stockholders’ Deficiency for the Period from September 17, 2001 (inception) to December 31, 2001, the Year Ended December 31, 2002 and the Nine Months Ended September 30, 2003 (Unaudited)
F-5
Consolidated Statements of Cash Flows for the Period from September 17, 2001 (inception) to December 31, 2001, the Year Ended December 31, 2002, the Nine Months Ended September 30, 2002 (Unaudited) and 2003 (Unaudited) and the Period from September 17, 2001 (inception) to September 30, 2003 (Unaudited)
F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Barrier Therapeutics, Inc.

      We have audited the accompanying consolidated balance sheets of Barrier Therapeutics, Inc. (a development stage company) as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders’ deficiency and cash flows for the period from September 17, 2001 (inception) to December 31, 2001, and the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barrier Therapeutics, Inc. at December 31, 2001 and 2002 and the consolidated results of their operations and their cash flows for the period from September 17, 2001 (inception) to December 31, 2001, and the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

MetroPark, New Jersey
March 28, 2003

BARRIER THERAPEUTICS, INC.

(a development stage company)

CONSOLIDATED BALANCE SHEETS

	December 31,		September 30,

				2003
				Pro Forma
	2001	2002	2003	(Note 1)

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$88,813	$6,034,929	$9,316,535	$9,316,535
Marketable securities	—	12,109,565	18,513,903	18,513,903
Interest receivable	—	244,020	330,153	330,153
Prepaid expenses and other current assets	—	669,668	1,002,885	1,002,885

Total current assets	88,813	19,058,182	29,163,476	29,163,476
Fixed assets, net	—	237,481	642,955	642,955
Deferred financing costs	17,832	—	—	—
Security deposits	—	—	38,579	38,579

Total assets	$106,645	$19,295,663	$29,845,010	$29,845,010

Liabilities, redeemable convertible preferred stock and stockholders’ (deficiency) equity
Current liabilities:
Accounts payable	$20,704	$1,249,462	$644,503	$644,503
Accrued expenses	4,747	286,497	1,312,854	1,312,854
Deferred revenue	—	—	347,947	347,947
Other current liabilities	1,185	47,446	49,031	49,031

Total current liabilities	26,636	1,583,405	2,354,335	2,354,335
Convertible promissory notes	100,000	—	—	—
Series A redeemable convertible preferred stock, $.0001 par value; no shares authorized, issued and outstanding at December 31, 2001, 8,333,333 shares authorized, issued and outstanding at December 31, 2002 and September 30, 2003 (aggregate liquidation preference of $49,999,998 at December 31, 2002 and September 30, 2003)	—	26,750,330	28,925,725	—
Series B redeemable convertible preferred stock, $.0001 par value; no shares authorized, issued and outstanding at December 31, 2001, 15,383,336 shares authorized, 7,716,670 shares issued and outstanding at December 31, 2002 (aggregate liquidation preference of $46,300,020 at December 31, 2002); and 15,383,336 shares authorized, issued and outstanding at September 30, 2003 (aggregate liquidation preference of $92,300,016 at September 30, 2003)	—	24,159,433	50,360,360	—
Stockholders’ deficiency:
Common stock, $.0001 par value, 28,216,669 shares authorized, 1,275,000 issued and outstanding at December 31, 2001; 1,645,000 issued and outstanding at December 31, 2002 and September 30, 2003; and 25,361,669 issued and outstanding pro forma	128	165	165	2,537
Additional paid-in capital	1,148	39,477	373,767	79,657,480
Deficit accumulated during the development stage	(21,267)	(33,217,306)	(51,935,670)	(51,935,670)
Notes receivable from officer	—	(59,980)	—	—
Deferred compensation	—	—	(237,203)	(237,203)
Other comprehensive income	—	40,139	3,531	3,531

Total stockholders’ (deficiency) equity	(19,991)	(33,197,505)	(51,795,410)	27,490,675

Total liabilities and stockholders’ (deficiency) equity	$106,645	$19,295,663	$29,845,010	$29,845,010

See accompanying notes.

BARRIER THERAPEUTICS, INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from				Period from
	September 17,				September 17,
	2001		Nine Months Ended		2001
	(inception) to	Year Ended	September 30,		(inception) to
	December 31,	December 31,			September 30,
	2001	2002	2002	2003	2003

			(unaudited)	(unaudited)	(unaudited)
Grant revenue	$—	$—	$—	$202,636	$202,636
Operating expenses:
Research and development	—	3,542,638	878,229	11,438,646	14,981,284
General and administrative	20,097	1,531,347	901,427	2,373,295	3,924,739
In-process research and development	—	25,000,000	25,000,000	—	25,000,000

Total operating expenses	20,097	30,073,985	26,779,656	13,811,941	43,906,023

Loss from operations	(20,097)	(30,073,985)	(26,779,656)	(13,609,305)	(43,703,387)
Interest income	15	274,636	177,162	267,265	541,916
Interest expense	(1,185)	(4,586)	(4,586)	—	(5,771)

Net loss	(21,267)	(29,803,935)	(26,607,080)	(13,342,040)	(43,167,242)
Preferred stock accretion	—	(3,392,104)	(2,057,961)	(5,376,324)	(8,768,428)

Net loss attributable to common stockholders	$(21,267)	$(33,196,039)	$(28,665,041)	$(18,718,364)	$(51,935,670)

Basic and diluted net loss attributable to common stockholders per share	—	$(120.37)	$(130.67)	$(30.43)

Weighted-average shares outstanding—basic and diluted	—	275,777	219,376	615,217

Unaudited pro forma basic and diluted net loss attributable to common stockholders		$(3.00)		$(.89)

Unaudited pro forma weighted-average shares outstanding—basic and diluted		11,078,664		20,990,006

See accompanying notes.

BARRIER THERAPEUTICS, INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

Period from September 17, 2001 (inception) to December 31, 2001, the year ended December 31, 2002 and the nine months ended September 30, 2003 (Unaudited)

				Deficit
				Accumulated			Other
	Common Stock		Additional	During			Comprehensive	Total
			Paid-in	Development	Notes	Deferred	Income	Stockholders’
	Shares	Amount	Capital	Stage	Receivable	Compensation	(Loss)	Deficiency

Initial incorporation on September 17, 2001 (inception)	1,275,000	$128	$1,148	$—	$—	$—	$—	$1,276
Net loss				(21,267)				(21,267)

Balance at December 31, 2001	1,275,000	128	1,148	(21,267)	—	—	—	(19,991)
Issuance of common stock	370,000	37	20,862					20,899
Compensation expense related to options issued to non-employees			17,467					17,467
Loan to officer					(59,980)			(59,980)
Preferred stock accretion				(3,392,104)				(3,392,104)
Net loss				(29,803,935)				(29,803,935)
Other comprehensive loss:
Unrealized gain on available for sale securities							30,992	30,992
Foreign currency translation							9,147	9,147

Total comprehensive loss								(29,763,796)

Balance at December 31, 2002	1,645,000	165	39,477	(33,217,306)	(59,980)	—	40,139	(33,197,505)
Compensation expense related to options issued to non-employees			33,540					33,540
Deferred compensation relating to stock options			300,750			(300,750)		—
Amortization of deferred compensation						63,547		63,547
Repayment of loan to officer					59,980			59,980
Preferred stock accretion				(5,376,324)				(5,376,324)
Net loss				(13,342,040)				(13,342,040)
Other comprehensive loss:
Unrealized loss on available for sale securities							(28,130)	(28,130)
Foreign currency translation							(8,478)	(8,478)

Total comprehensive loss								(13,378,648)

Balance at September 30, 2003 (unaudited)	1,645,000	$165	$373,767	$(51,935,670)	$—	$(237,203)	$3,531	$(51,795,410)

See accompanying notes.

BARRIER THERAPEUTICS, INC.

(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from				Period from
	September 17,				September 17,
	2001		Nine Months Ended		2001
	(inception) to	Year Ended	September 30,		(inception) to
	December 31,	December 31,			September 30,
	2001	2002	2002	2003	2003

			(unaudited)	(unaudited)	(unaudited)
Operating activities
Net loss	$(21,267)	$(29,803,935)	$(26,607,080)	$(13,342,040)	$(43,167,242)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	38,462	11,474	85,244	123,706
Amortization of deferred compensation	—	—	—	63,547	63,547
Purchased in-process research and development	—	25,000,000	25,000,000	—	25,000,000
Non-cash compensation expense related to the issuance of options to non-employees consultants	—	17,467	2,526	33,540	51,007
Changes in operating assets and liabilities:
Interest receivable	—	(244,020)	(249,737)	(86,133)	(330,153)
Prepaid expenses and other current assets	—	(669,668)	(160,690)	(333,217)	(1,022,885)
Deferred financing costs	(17,832)	17,832	17,832	—	—
Accounts payable and accrued expenses	25,451	1,510,508	218,153	421,398	1,957,357
Deferred revenue	—	—	—	347,947	347,947
Other current liabilities	1,185	1,009	(150)	1,585	3,779

Net cash used in operating activities	(12,463)	(4,132,345)	(1,767,672)	(12,808,129)	(16,952,937)
Investing activities
Purchase of fixed assets	—	(275,943)	(201,312)	(490,718)	(766,661)
Security deposits	—	—	—	(38,579)	(38,579)
Purchase of marketable securities	—	(13,034,234)	(21,169,070)	(7,478,947)	(20,513,181)
Maturities of marketable securities	—	955,811	742,011	1,046,111	2,001,922

Net cash used in investing activities	—	(12,354,366)	(20,628,371)	(6,962,133)	(19,316,499)
Financing activities
Issuance of convertible promissory notes	100,000	50,000	50,000	—	150,000
Repayment of loan to officer	—	—	—	59,980	59,980
Proceeds from issuance of preferred stock	—	22,367,659	22,367,659	22,999,998	45,367,657
Proceeds from issuance of common stock	1,276	171	171	—	1,447
Proceeds from exercise of stock options	—	6,000	6,000	—	6,000

Net cash provided by financing activities	101,276	22,423,830	22,423,830	23,059,978	45,585,084
Effect of exchange rate on cash	—	9,147	6,793	(8,478)	669

Net increase in cash and cash equivalents	88,813	5,946,266	34,580	3,281,238	9,316,317
Cash and cash equivalents, beginning of period	—	88,813	88,813	6,034,929	—

Cash and cash equivalents, end of period	$88,813	$6,035,079	$123,393	$9,316,167	$9,316,317

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$—	$5,671	$5,671	$—	$5,671

Non-cash investing and financing activities
Issuance of common stock in exchange for notes payable	$—	$59,980	$59,980	$—	$59,980

Preferred stock issued for convertible promissory note	$—	$150,000	$—	$—	$150,000

Issuance of series A redeemable convertible preferred stock in exchange for purchased in-process research and development	$—	$25,000,000	$25,000,000	$—	$25,000,000

See accompanying notes.

BARRIER THERAPEUTICS, INC.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

(Information as of September 30, 2003 and the
nine-months ended September 30, 2002 and 2003 is unaudited)

1.	Summary of Significant Accounting Policies and Basis of Presentation

Organization, Description of Business and Basis of Presentation

      Barrier Therapeutics, Inc. (the “Company”) was incorporated in Delaware on September 17, 2001 but commenced active operations in May 2002. The Company was formed to develop and market products that address medical needs in the treatment of dermatological diseases and disorders initially based on intellectual property in-licensed from Janssen Pharmaceutica Products, L.P., Johnson & Johnson Consumer Companies, Inc. and Ortho-McNeil Pharmaceutical, Inc., each a Johnson & Johnson company. The Company’s activities since inception have consisted principally of raising capital, performing research and development, hiring personnel and establishing facilities. Accordingly, the Company is considered to be in the development stage. The Company has offices in Princeton, New Jersey and Geel, Belgium.

      Since inception, the Company has relied primarily upon the private sale of equity securities to fund operations. While the Company believes that its existing resources should be sufficient to meet its capital and liquidity requirements through at least the end of 2005, the Company will require additional funds or need to generate significant revenue to achieve and maintain profitability. Even if the Company succeeds in developing and commercializing one or more of its product candidates, it may never achieve sufficient sales revenue to achieve or maintain profitability. There can be no assurance that we will be able to obtain additional capital when needed on acceptable terms, if at all.

Interim Financial Statements

      The financial statements for the nine months ended September 30, 2002 and 2003 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations and cash flows for the nine months ended September 30, 2002 and 2003 have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or eliminated.

Consolidation

      The financial statements include the accounts of Barrier Therapeutics, Inc. and its wholly-owned subsidiary, Barrier Therapeutics, N.V. Intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At September 30, 2003, the Company has substantially all of its cash and cash equivalents deposited with one financial institution.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Marketable Securities

      Short-term marketable securities are carried at cost, which approximates fair value. Investments classified as available-for-sale are carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date.

Fair Value of Financial Instruments

      The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts payable and accrued expenses, approximate their fair values. The estimated fair value of the redeemable convertible preferred stock at September 30, 2003 is approximately $92,500,000 based on the October 2003 preferred stock sales price of $3.90 per share.

Fixed Assets

      Fixed assets include furniture and fixtures, computer and office equipment and software. Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets, generally three to seven years, using the straight-line method. Leasehold improvements are amortized over the estimated useful lives of the assets or related lease terms, whichever is shorter.

Impairment of Long-Lived Assets

      The Company reviews long-lived assets, including fixed assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. Through September 30, 2003, no impairment has occurred.

Redeemable Convertible Preferred Stock

      The carrying value of redeemable convertible preferred stock is increased by periodic accretions so that the carrying amount will equal the redemption amount at the earliest redemption date. These increases are effected through charges to additional paid-in capital, to the extent there is any, and thereafter, to accumulated deficit.

Grant Revenue

      Grant revenues are recognized as the Company provides the services stipulated in the underlying grant based on the time and materials incurred. Amounts received in advance of services provided are recorded as deferred revenue and amortized as revenue when the services are provided.

Research and Development Costs

      Costs to develop the Company’s products are expensed as incurred. Assets acquired that are used for research and development and have no future alternative use are expensed as in-process research and development.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Concentration of Credit Risk

      The Company’s financial instruments that are exposed to concentration of credit risks consist primarily of cash and cash equivalents, and marketable securities. The Company maintains its cash and cash equivalents in bank accounts which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on cash and cash equivalents.

Income Taxes

      The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign Currency Translation

      Assets and liabilities are translated into U.S. dollars at period-end exchange rates and equity accounts are translated at historical exchange rates. The Company translates income and expense accounts at weighted average rates for each month and records gains and losses from the translation of financial statements in foreign currencies into U.S. dollars in other comprehensive income.

Comprehensive Loss

      Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires components of other comprehensive loss, including unrealized gains and losses on available-for-sale securities and foreign currency translation, to be included as part of total comprehensive loss. The components of comprehensive loss are included in the statements of stockholders’ deficiency.

Stock-Based Compensation

      The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations as permitted under Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123) which requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

date of grant, no compensation expense is recorded. The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS 123.

	Period from
	September 17,
	2001		Nine Months Ended
	(inception) to	Year Ended	September 30,
	December 31,	December 31,
	2001	2002	2002	2003

			(unaudited)	(unaudited)
Net loss attributable to common stockholders, as reported	$(21,267)	$(33,196,039)	$(28,665,041)	$(18,718,364)
Add: Non-cash employee compensation as reported	—	—	—	63,547
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	—	(13,525)	(5,750)	(65,605)

SFAS 123 pro forma net loss	$(21,267)	$(33,209,564)	$(28,670,791)	$(18,720,422)

Basic and diluted loss attributable to common stockholders per share, as reported	$—	$(120.37)	$(130.67)	$(30.43)

Basic and diluted loss attributable to common stockholders per share, SFAS 123 pro forma	$—	$(120.42)	$(130.69)	$(30.43)

Unaudited pro forma basic and diluted net loss attributable to common stockholders per share (Note 1), SFAS 123 pro forma		$(3.00)		$(.89)

      SFAS 123 pro forma information regarding net loss is required by SFAS 123, and has been determined as if the Company had accounted for its stock-based employee compensation under the fair value method prescribed in SFAS 123. The fair value of the options was estimated at the date of grant using the minimum value pricing model with the following assumptions:

	Period from
	September 17,
	2001		Nine Months Ended
	(inception) to	Year Ended	September 30
	December 31,	December 31,
	2001	2002	2002	2003

			(unaudited)	(unaudited)
Risk-free interest rate	4.5%	4.0-4.5%	4.0-4.5%	2.8-3.0%
Dividend yield	0%	0%	0%	0%
Expected life	10 years	9.5 years	9.5 years	9.2 years

      The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. Stock option grants are expensed over their respective vesting periods.

      The Company accounts for options issued to nonemployees under SFAS 123 and EITF Issue 96-18, “Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

with Selling Goods or Services” (“EITF 96-18”). As such, the value of such options is periodically remeasured and income or expense is recognized during their vesting terms.

Deferred Stock Compensation

      During the nine month period ended September 30, 2003, in connection with the grant of stock options to employees and directors, the Company recorded deferred stock compensation totaling $300,750, representing the difference between the fair value of common stock on the date such options were granted, determined in accordance with GAAP, and the exercise price. These amounts are included as a reduction of stockholders’ equity and are being amortized over the vesting period of the individual options, generally four years, using an accelerated vesting method. The accelerated vesting method provides for vesting of portions of the overall award at interim dates and results in higher vesting in earlier years than straight-line vesting. During the nine month period ended September 30, 2003, the Company recorded amortization of deferred stock compensation of $63,547.

Net Loss Per Common Share

      The Company computes basic net loss per common share (“Basic EPS”) by dividing net loss by the weighted-average number of common shares outstanding. Diluted net loss per common share (“Diluted EPS”) is computed by dividing net loss by the weighted-average number of common shares and dilutive common share equivalents then outstanding. Common equivalent shares consist of the incremental common shares issuable upon the conversion of preferred stock, and the shares issuable upon the exercise of stock options. Diluted EPS is identical to Basic EPS since common equivalent shares are excluded from the calculations, as their effect is anti-dilutive. The following table summarizes the Company’s calculation of net loss per common share:

	Period from
	September 17,
	2001		Nine Months Ended
	(inception) to	Year Ended	September 30,
	December 31,	December 31,
	2001	2002	2002	2003

			(unaudited)	(unaudited)
Net loss attributable to common stockholders	$(21,267)	$(33,196,039)	$(28,665,041)	$(18,718,364)

Basic and diluted:
Weighted-average shares of common stock outstanding	1,275,000	1,470,577	1,412,436	1,645,000
Less: weighted-average shares subject to repurchase	(1,275,000)	(1,194,800)	(1,193,060)	(1,029,783)

Shares used in computing basic and diluted net loss per common share	—	275,777	219,376	615,217

Basic and diluted net loss per common share	$—	$(120.37)	$(130.67)	$(30.43)

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Unaudited Pro Forma Information

      The unaudited pro forma balance sheet as of September 30, 2003, reflects the automatic conversion of all outstanding shares of the Company’s redeemable convertible preferred stock into an aggregate of 23,716,669 shares of common stock upon completion of the Company’s initial public offering.

      Unaudited pro forma net loss per share is computed using the weighted-average number of common shares outstanding, including the pro forma effects of the automatic conversion of all outstanding convertible preferred stock into shares of the Company’s common stock effective upon the assumed closing of the Company’s proposed initial public offering, as if such conversion had occurred at the date of the original issuance.

Recently Issued Accounting Pronouncements

      During 2003, the Financial Accounting Standards Board (“FASB”), issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which is an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 requires that if an entity has a controlling interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003.

      The Company will implement the provisions of FIN 46 for its financial statements for the year ending December 31, 2003 for any variable interest entities created before February 1, 2003. The Company believes that the adoption of FIN 46 will not have a material effect on the financial position or results of operations of the Company.

      In May 2003, SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”) was issued. This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable convertible preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the interim period commencing July 1, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The FASB has indefinitely deferred implementation of certain provisions of SFAS 150. The adoption of SFAS 150 did not have a material effect on the financial position or results of operations of the Company.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

2.     Available for Sale Investments

      The following is a summary of available for sale investments as of December 31, 2002 and September 30, 2003 (unaudited):

		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2002
Maturities within one year:
Corporate notes	$10,011,538	$15,577	$—	$10,027,115
Maturities between one to five years:
Corporate notes	2,067,035	15,415	—	2,082,450

Total	$12,078,573	$30,992	$—	$12,109,565

September 30, 2003 (unaudited)
Maturities within one year:
Corporate notes	$13,997,758	$4,287	$—	$14,002,045
Federal agency notes	4,513,283	—	(1,425)	4,511,858

Total	$18,511,041	$4,287	$(1,425)	$18,513,903

3.     Fixed Assets

      Fixed assets consist of the following (none at December 31, 2001):

	December 31,	September 30,
	2002	2003

		(unaudited)
Furniture and fixtures	$38,871	$177,757
Computer, laboratory and office equipment	161,249	391,344
Computer software	75,823	197,560

	275,943	766,661
Less accumulated depreciation	(38,462)	(123,706)

	$237,481	$642,955

      Depreciation expense was $38,462 and $85,244 for the year ended December 31, 2002 and the nine months ended September 30, 2003.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

4.     Balance Sheet Detail

      Accrued expenses consist of the following as of December 31:

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Accrued clinical trial costs	$—	$89,164	$659,512
Accrued compensation and benefits		86,755	374,662
Accrued other	4,747	110,578	278,680

	$4,747	$286,497	$1,312,854

5.     Convertible Promissory Notes

      The Company issued two promissory notes to Johnson & Johnson Development Corporation. The first note for $100,000 was issued on November 29, 2001. The second note for $50,000 was issued on April 10, 2002. Both notes were converted into series B redeemable convertible preferred stock on May 7, 2002 at $3.00 per share, and accrued interest of $5,671 was paid in cash.

6.     Income Taxes

      There is no tax provision (benefit) for federal or state income taxes as the Company incurred operating losses since inception.

      At December 31, 2002, the Company has net operating loss carryforwards for federal income tax purposes of approximately $4,663,000, which begin to expire in 2021. The Company has research tax credit carryovers at December 31, 2002 of approximately $120,000, which begin to expire in 2021.

      Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of net operating loss carryforwards attributable to periods before the change.

      Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets relate primarily to its net operating loss carryforwards. At December 31, 2002 and September 30, 2003, a valuation allowance was recorded to fully offset the net deferred tax asset. The change in the valuation allowance for the nine months ended September 30, 2003 was approximately

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

$5,347,000. Significant components of the Company’s deferred tax assets at December 31, 2002 and September 30, 2003 are as follows:

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Deferred tax assets:
Net operating loss carryforwards	$7,443	$1,808,444	$6,880,518
Stock-based compensation	—	—	20,403
Research tax credits	—	—	119,769
Other	—	121,637	287,927
Total deferred tax asset	7,443	1,930,081	7,308,617
Deferred tax liabilities:
Depreciation	—	—	(31,380)

Total gross deferred tax liabilities	—	—	(31,380)
Less valuation allowance	(7,443)	(1,930,081)	(7,277,237)

Net deferred tax asset	$—	$—	$—

      A reconciliation of the statutory tax rates and the effective tax rates for the period September 17, 2001 (inception) to December 31, 2001, the year ended December 31, 2002, the nine months ended September 30, 2003 (unaudited) and the period from September 17, 2001 (inception) to September 30, 2003 (unaudited) is as follows:

	Period from				Period from
	September 17,				September 17,
	2001		Nine Months Ended		2001
	(inception) to		September 30,		(inception) to
	December 31,	Year Ended			December 31,
	2001	December 31, 2002	2002	2003	2003

			(unaudited)	(unaudited)	(unaudited)
Statutory rate	(34)%	(34)%	(34)%	(34)%	(34)%
Change in valuation allowance	34	6	6	34	18
Purchased in-process research and development	(0)	28	28	0	16

	0%	0%	0%	0%	0%

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

7.     Stockholders’ Deficiency and Capital Structure

Redeemable Convertible Preferred Stock

      The authorized, issued and outstanding shares of redeemable convertible preferred stock were as follows:

	September 30, 2003 (Unaudited)

		Shares Issued	Liquidation	Aggregate
	Shares	and	Preference	Liquidation
	Authorized	Outstanding	Per Share	Preference

Series A	8,333,333	8,333,333	$6.00	49,999,998
Series B	15,383,336	15,383,336	$6.00	92,300,016

	23,716,669	23,716,669		142,300,014

      Both series of redeemable convertible preferred stock are convertible at the stockholders’ option at any time into common stock on a one-for-one basis, subject to adjustment for antidilution, and carry voting rights equivalent to common stock.

Series A Redeemable Convertible Preferred Stock

      Series A redeemable convertible preferred stock (“Series A”) was issued in exchange for intellectual property, patent applications and licenses valued at $25,000,000 (see Note 8). The holders of Series A are Janssen Pharmaceutica Products, L.P. and Johnson & Johnson Consumer Companies, Inc.

Series B Redeemable Convertible Preferred Stock

      The Company received an aggregate of $46,150,008 in exchange for the issuance of the Series B redeemable convertible preferred stock (“Series B”) at $3.00 per share. As a result of the initial closing of 7,716,670 shares during May 2002, the Company received $23,000,010 cash, and $150,000 of debt was converted to Series B (see Note 4) during 2002. On May 7, 2003 (the second closing), the Company issued 7,666,666 shares for an aggregate purchase price of $22,999,998. Offering costs of $632,350 were netted against gross proceeds.

	Series A Redeemable		Series B Redeemable
	Convertible		Convertible
	Preferred Stock		Preferred Stock

	Shares	Amount	Shares	Amount

Balance at December 31, 2001	—	$—	—	$—
Issuance of Series A Redeemable Convertible Preferred Stock	8,333,333	25,000,000	—	—
Issuance of Series B Redeemable Convertible Preferred Stock	—	—	7,716,670	22,517,659
Accretion to redemption value		1,750,330		1,641,774

Balance at December 31, 2002	8,333,333	26,750,330	7,716,670	24,159,433
Issuance of Series B Redeemable Convertible Preferred Stock	—	—	7,666,666	22,999,998
Accretion to redemption value	—	2,175,395	—	3,200,929

Balance at September 30, 2003	8,333,333	$28,925,725	15,383,336	$50,360,360

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Preferred Stock Voting

      The holders of Series A shall have a maximum voting power equal to the lesser of (a) the actual percentage interest held by such holders, or (b) 19.9% of the aggregate outstanding voting interests of the combined capitalization of the Company (the “Series A Voting Adjustment”). There is no such limitation on the voting interests of holders of Series B.

Preferred Stock Dividends

      The holders of Series A and Series B shall be entitled to receive cumulative dividends at the rate of 8% of the purchase price per share per annum in preference to the common stock, when and if declared by the Board and to share pro rata with any dividends paid to the common stock. No such dividends have been declared from inception through September 30, 2003.

Redemption Rights

      At any time after the fifth anniversary of the original Series B issue date, the holders of Series B may require the Company to redeem all of Series B for an amount equal to two times the original Series B purchase price. If the Series B shareholders elect to redeem Series B shares the Series A stockholders also have a redemption right to redeem their shares for an amount equal to two times the original Series A purchase price.

      If the Company does not have sufficient funds legally available to redeem all shares of preferred stock for which redemption has been requested, then the Company shall redeem such shares ratably.

Liquidation Preference

      In the event of a Liquidity Event (liquidation, winding up, sale, merger or reorganization in which the Company is not the controlling surviving entity), the holders of Series A and Series B shall be entitled to receive in preference to the common stock or any other junior ranking stock an amount equal to two times the original purchase price per share plus any accrued but unpaid dividends.

Conversion

      Each holder of Series A and Series B shall be entitled at any time to convert its holdings into common stock for that number of shares of common stock which is the determined by dividing the original purchase price plus any accrued but unpaid dividends by the original purchase price. Series A and Series B shall be automatically converted into common stock upon (a) the consummation of an IPO at an offering price which is not less than three times the original purchase price per share in an offering with aggregate proceeds to the Company of not less than $30,000,000 or (b) the vote of a two-thirds interest of Series B voting together with Series A (after the Series A Voting Adjustment) as a single class (see Note 15).

Common Stock

      The Company is authorized to issue 28,216,669 shares of common stock. The Company is required to, at all times, reserve and keep available out of its authorized but unissued shares of common stock sufficient shares to effect the conversion of the shares of the redeemable convertible preferred stock and stock options.

Restricted Stock Purchase Agreements

      On October 31, 2001 the Company entered into restricted stock purchase agreements with three individuals who were founders of the Company, for an aggregate of 1,275,000 shares at a price of $.001 per share. Additionally, in February 2002, 150,000 shares were issued to another individual considered to be a

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

founder of the Company, under a restricted stock purchase agreement. On August 1, 2002, the Company issued 200,000 shares of common stock under a restricted stock purchase agreement to one of the officers of the Company for $20 cash and a full-recourse note for $59,980. The note and accrued interest were repaid in full during 2003.

      The restricted shares generally vest as follows: (a) 25% on the common stock shall vest on the date each founder commences employment with the Company, (b) 18.75% shall vest on the first anniversary of the date of employment, (c) the remaining 56.25% shall vest in equal installments over a three year period beginning the month following the first anniversary.

Stock Options

      On April 26, 2002, the Company’s Board of Directors and stockholders approved the Company’s 2002 Equity Compensation Plan (the “2002 Plan”). The 2002 Plan provides for the granting of options to purchase shares of the Company’s common stock to key employees, advisors and consultants at a price not less than the fair market value at the date of grant, or 110% of the fair market value at the date of grant if the optionee is a ten percent owner. Under the provisions of the 2002 Plan, no option will have a term in excess of 10 years. In September 2003, the Board increased by 1,000,000 to 3,075,000, the shares reserved for issuance upon exercise of options.

      The 2002 Plan is intended to encourage ownership of stock by employees and consultants of the Company and to provide additional incentives for them to promote the success of the Company’s business and is administered by the Board of Directors or committee consisting of members of the Board. The Board or committee is responsible for determining the individuals to be granted options, the number of options each individual will receive, the option price per share and the exercise period of each option. Options granted pursuant to the 2002 Plan generally vest 25% after the first year, and the remaining 75% vest monthly over the next three years.

      The following table summarizes information about stock options outstanding at September 30, 2003. There were no stock options issued in 2001.

		Options Outstanding

	Shares		Option	Weighted-
	Available	Number	Price	Average
	for	of	Per Share	Exercise
	Grant	Shares	Range	Price

Balance at December 31, 2001	—	—	$—	$—
Shares authorized	2,075,000	—	—	—
Options granted	(735,000)	735,000	.30	.30
Options exercised	—	(20,000)	.30	.30
Options forfeited	—	—	—	—
Restricted shares granted	(200,000)	—	—	—

Balance at December 31, 2002	1,140,000	715,000	.30	.30
Shares authorized	1,000,000	—	—	—
Options granted	(909,666)	909,666	.40-.75	.50
Options exercised	—	—	—	—
Options forfeited	—	—	—	—

Balance at September 30, 2003 (unaudited)	1,230,334	1,624,666	$.30-.75	$.41

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

      The following table summarizes information about vested stock options outstanding:

	December 31,	September 30,
	2002	2003

		(unaudited)
Vested stock options	49,444	237,674
Weighted-average exercise price	$.30	$.35

      The following table summarizes information about stock options outstanding at September 30, 2003 (unaudited):

			Weighted-
			Average
	Options	Options	Remaining
Exercise Price	Outstanding	Vested	Contractual Life

$.30	715,000	207,231	9.00
.40	290,666	5,443	9.50
.50	493,000	—	9.75
.75	126,000	25,000	10.00

	1,624,666	237,674

      At September 30, 2003, the average remaining contractual life of outstanding options was approximately 9 years. The weighted-average fair value of options outstanding as of September 30, 2003 was $.39.

      Compensation expense of $17,467 has been recognized in 2002 and compensation expense of $33,540 has been recognized for the nine months ended September 30, 2003, for non-employee options granted.

8.     In-Process Research and Development

      In 2002, the Company licensed its initial portfolio of product candidates, other than Ecalcidene, and the patents and other intellectual property and know-how, test data, marketing data and other tangible property associated with those product candidates, from affiliates of Johnson & Johnson under two similar but separate intellectual property transfer and license agreements for use in the field of dermatology. Under the license agreements, the Company also has access to the classes of compounds claimed in the patents licensed to the Company under the license agreements, which the Company can screen in its search for new product candidates in the field of dermatology. This transaction was accounted for as an acquisition of assets.

      The status of the most advanced of these product candidates at the time of acquisition are described below:

Seboride, a once-a-day dose topical gel based on the combination of ketoconazole and desonide for the treatment of seborrheic dermatitis that combines the long-lasting effect of the antifungal agent with the fast-acting, mid-potency steroid. As of the date acquired, Phase II clinical trials were completed for Seboride, and two Phase III clinical trials needed to be initiated and successfully completed prior to a new drug application filing.

Zimycan, an ointment with an active ingredient of 0.25% miconazole, an antifungal agent in a zinc oxide and petrolatum base for the treatment of infants with Candida-associated diaper dermatitis. When acquired, the Company needed to design, initiate and successfully complete an additional Phase III clinical trial in Candida-associated diaper dermatitis and file an amendment to the Company’s new drug application that was assigned to the Company under the license agreements.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Hyphanox, formerly referred to by the Company as Sporamelt, an oral formulation of itraconazole, an antifungal agent, that the Company is developing for the treatment of various fungal infections. Bioequivalence studies and two Phase III clinical trials with an initial melt extrusion formulation of the drug were performed prior to the Company’s acquisition of rights to the product candidate. As part of the license agreements, Johnson & Johnson, through its affiliates, retained an exclusive option to acquire the right to commercialize Hyphanox on a geographic region-by-region basis.

Liarozole, the Company’s first product candidate based on a class of molecules known as retinoic acid metabolism blocking agents, or RAMBAs. The Company is developing Liarozole as an oral treatment for congenital ichthyosis. As of the acquisition date, topical Liarozole had undergone initial Phase II and Phase III clinical trials for ichthyosis.

      The project rights were reviewed to determine the stage of their development, the achievement of technological feasibility and the technical milestones needed to be reached before commercialization is possible. It was determined as of the acquisition date that each project had significant technical risk associated with achieving the technological feasibility needed for FDA approval and each project had significant milestones to reach before commercialization. It was also determined that all of the projects had no alternative future uses if they were not successful. Accordingly, each product was classified as in-process research and development and expensed immediately.

      The Company valued the assets acquired based on the value of the consideration that Johnson & Johnson received in the transaction. Concurrent with the transaction the Company issued for cash 15,333,336 shares of its series B redeemable convertible preferred stock, with similar characteristics to its series A redeemable convertible preferred stock, to investors not related to the Company or Johnson & Johnson. Based on the value of the Company’s series B redeemable convertible preferred stock, the Company valued the in-process research and development at $25,000,000.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

9.     Loss Per Share

      The following table set forth the computation of basic and diluted net loss attributed to common stockholders per share:

	Period from
	September 17,
	2001		Nine Months Ended
	(inception) to	Year Ended	September 30,
	December 31,	December 31,
	2001	2002	2002	2003

			(unaudited)	(unaudited)
Numerator
Net loss	$(21,267)	$(29,803,935)	$(26,607,080)	$(13,342,040)
Preferred stock accretion	—	(3,392,104)	(2,057,961)	(5,376,324)

Numerator for basic and diluted net loss attributable to common stockholders per share— net loss attributable to common stockholders	$(21,267)	$(33,196,039)	$(28,665,041)	$(18,718,364)

Denominator
Denominator for basic and diluted net loss attributable to common stockholders per share— weighted-average shares	—	275,777	219,376	615,217

Basic and diluted net loss attributable to common stockholders per share	—	$(120.37)	$(130.67)	$(30.43)

Denominator for unaudited pro forma basic and diluted net loss attributable to common stockholders per share— weighted-average shares (Note 1)	—	11,078,664		20,990,006

Unaudited pro forma basic and diluted net loss attributable to common stockholders per share (Note 1)	—	$(3.00)		$(.89)

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

      The following table shows dilutive common share equivalents outstanding, which are not included in the above historical calculation, as the effect of their inclusion is anti-dilutive during each period.

	Period from
	September 17,
	2001		Nine Months Ended
	(inception) to	Year Ended	September 30,
	December 31,	December 31,
	2001	2002	2002	2003

			(unaudited)	(unaudited)
Preferred stock	—	16,050,003	16,050,003	23,716,669
Options	—	715,000	735,000	1,624,666

10.     Significant Agreements and Commitments

  Johnson & Johnson

      In addition to the series A redeemable convertible preferred stock exchanged for the acquisition of in-process research and development, Johnson & Johnson, through its affiliates, received certain rights of first negotiation for the marketing and sales of those drugs which the Company successfully develops from that portfolio. The most significant terms of the license provide the following:

(a) the licenses are subject to a right of first negotiation for the marketing and sale of those drugs which the Company elects not to market itself or through contract sales organizations on a territory-by-territory basis,

(b) the licenses are royalty-free, except for the so-called “itraconazole melt extrusion,” Hyphanox, which will require the payment of a royalty with respect to those sales not effectuated directly by the Company or through contract sales organizations on a territory-by-territory basis, and

(c) as to the “itraconazole melt extrusion” only, Johnson & Johnson, through its affiliates, has an option to acquire the marketing and sales rights on a territory-by-territory basis subject to payment to the Company of: fees as specified in the contract; all of the Company’s development costs on such project; and a royalty on sales, as stated in the contract, depending on the duration from the date of delivery of materials until the Company’s first major market filing for drug approval (NDA or equivalent).

  Other Significant Agreements

      The Company enters into agreements for clinical trials management, contract manufacturing and testing of its compounds and license agreements. At September 30, 2003, the Company has aggregate commitments of approximately $9.7 million under such contracts.

      Additionally, the Company has entered into one development and supply agreement which provides for a future royalty payment equal to a stated percentage of the weighted-average market price of sales of certain finished products which incorporate the product developed under the same contract.

     Equipment Line of Credit

      In September 2003, the Company entered into an equipment and furniture line of credit for $750,000 with an interest rate of 6.4% plus the three year Treasury Constant Maturities rates at the time of funding. At each funding the Company will enter into a promissory note with a term of 3 years. The note(s) will be collateralized by the related equipment and furniture. At September 30, 2003, the line of credit was fully available.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

11.     Related Party Transactions

      The Company had expensed $330,363 and $1,546,809 for the purchase of raw materials and clinical supplies from a company related to a preferred stockholder during 2002 and the nine months ended September 30, 2003, respectively.

      The Company accrued interest of $4,586 and $1,085 to a preferred stockholder on the convertible promissory notes during 2002 and 2001, respectively.

      During 2002, the Company entered into an agreement with an officer to loan $59,980 for the purchase of 200,000 shares of restricted stock. At December 31, 2002, interest of $1,150 is accrued and included in interest receivable (see Note 6). In September 2003, the principal amount of $59,980 and $3,024 of interest was paid in full.

12.     Leases

      The Company leases its U.S. corporate facilities in Princeton, New Jersey under a lease which expires in September 2010. The Company leases space in Geel, Belgium under a short-term service agreement with a monthly fee of approximately $4,700. Future minimum lease commitments, net of sublease income, are as follows:

Remainder of 2003	$37,396
2004	306,862
2005	368,625
2006	373,254
2007	391,439
2008	395,715
Thereafter	714,950

$2,588,241

      Total rent expense was approximately $0 in 2001, $115,757 in 2002, $59,016 for the nine months ended September 30, 2002 and $208,880 for the nine months ended September 30, 2003.

13.     Pension Plan

      In July 2002, the Company established a 401(k) plan (the “Plan”) covering all eligible employees. As of September 30, 2003, the Company has not elected to match any of the employee’s contributions to the Plan.

BARRIER THERAPEUTICS, INC.
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

14.     Selected Quarterly Financial Data (Unaudited)

	Quarter Ended

	March 31,	June 30,	September 30,	December 31,

2001
Net loss	$—	$—	$—	$(21,267)
Net loss attributable to common stockholders	—	—	—	(21,267)
Basic and diluted net loss per common share(1)	$—	$—	$—	$—

2002
Net loss	$(30,608)	$(25,292,188)	$(1,284,284)	$(3,196,855)
Net loss attributable to common stockholders	(30,608)	(26,050,983)	(2,583,451)	(4,530,997)
Basic and diluted net loss per common share(1)	$—	$(111.49)	$(6.09)	$(10.18)

2003
Net loss	$(4,104,126)	$(4,604,222)	$(4,633,692)
Net loss attributable to common stockholders	(5,474,186)	(6,435,977)	(6,808,201)
Basic and diluted net loss per common share(1)	$(12.30)	$(10.47)	$(8.66)

(1)	Per common share amounts for the quarters and full years have been calculated separately. Accordingly, quarterly amounts do not add to the annual amount because of differences in the weighted-average common shares outstanding during each period principally due to the effect of the Company’s issuing shares of its common stock during the year.

      Diluted EPS is identical to Basic EPS since common equivalent shares are excluded from the calculation, as their effect is anti-dilutive.

15.     Subsequent Event (Unaudited)

      On October 20, 2003, the Company’s Board of Directors approved an Amended and Restated Certificate of Incorporation (the “Charter”). The Charter provides for the increase of the Company’s authorized shares of Common Stock to 40,000,000 and the creation of series C redeemable convertible preferred stock to consist of 8,205,140 shares with a par value of $.0001 per share.

      On October 23, 2003, in exchange for gross proceeds of $32,000,046, the Company issued 8,205,140 shares of series C redeemable convertible preferred stock at $3.90 per share. The rights and privileges are substantially similar to the series A and B redeemable convertible preferred stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The expenses (other than underwriting discounts and commissions) payable in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$10,928
NASD filing fee	9,125
NASDAQ listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses (including legal fees)	*
Transfer agent and rights agent and registrar fees and expenses	*
Miscellaneous	*

Total	*

*	To be filed by amendment.

      All expenses are estimated except for the SEC fee, the NASD filing fee and the NASDAQ listing fee.

Item 14.	Indemnification of Directors and Officers

      Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant’s certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

      Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

      The Registrant’s certificate of incorporation provides that the Registrant will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the Registrant’s request as a director, officer, partner, employee or trustee of, or in similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Registrant’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The Registrant’s certificate of incorporation provides that the Registrant will indemnify any Indemnitee who was or in a party to an action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the Registrant’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by the Registrant against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Item 15.	Recent Sales of Unregistered Securities

      In the preceding three years, the Registrant has issued the following securities that were not registered under the Act:

      Since our inception, we have issued an aggregate of 1,645,000 shares of common stock, par value $0.01 per share. These shares include a total of 1,425,000 shares of common stock issued between October 31, 2001 and February 20, 2002, at a purchase price per share of $0.001, for a total of $1,425 in cash and a total of 220,000 shares of common stock issued between August 1, 2002 and October 24, 2002, at a purchase price per share of $0.30, for a total of $66,000 in cash.

      Since our inception, we have also issued an aggregate of 31,921,809 shares of preferred stock, par value of $0.01 per share. These shares include: (1) 8,333,333 shares of series A convertible preferred stock issued on May 7, 2002 in exchange for intellectual property, patent applications and licenses valued at approximately $25,000,000; (2) 7,716,670 and 7,666,666 shares of series B convertible preferred stock issued on May 7, 2002 and May 7, 2003, respectively, at a purchase price per share of $3.00, for a total of approximately $46,150,008; and (3) 8,205,140 shares of series C convertible preferred stock issued on October 23, 2003 at a purchase price per share of $3.90, for a total of approximately $32,000,046.

      No underwriters were involved in the foregoing sales of securities. The securities described in this Item 15 were issued to U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of the Registrant’s convertible preferred stock described above represented to the Registrant in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

      As of December 31, 2003, pursuant to our equity compensation plan, since our inception, we have granted options to purchase a total of 1,757,166 shares of common stock at a weighted average exercise price of $0.42 per share. For a more detailed description of our equity compensation plan, see “Management—Equity Compensation Plan”.

      The issuance of stock options and the common stock issuable upon the exercise of such options as described in this Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant’s employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

      All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

      All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the application restrictions on transfer.

Item 16.     Exhibits and Financial Statement Schedules

      (a) Exhibits:

Exhibit
Number	Description

1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of the Registrant
3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant to be effective upon closing of the offering
3.3	Amended and Restated Bylaws of the Registrant
3.4*	Form of Bylaws of the Registrant to be effective upon the closing of the offering
4.1*	Specimen Certificate evidencing shares of Registrant’s common stock
4.2	Amended and Restated Investors Rights Agreement, dated as of October 23, 2003, by and among the Registrant and the Investors listed therein
5.1*	Opinion of Morgan, Lewis & Bockius LLP
10.1*	2002 Equity Compensation Plan
10.2*	Intellectual Property Transfer and License Agreement, dated as of May 6, 2002, by and between the Registrant and Johnson & Johnson Consumer Companies, Inc.
10.3*	Intellectual Property Transfer and License Agreement, dated as of May 6, 2002, by and among the Registrant and Janssen Pharmaceutica Products, L.P., and Ortho-McNeil Pharmaceutical, Inc.
10.4*	Employment Agreement, dated as of May 7, 2002, by and between the Registrant and Geert Cauwenbergh, Ph.D.
10.5*	Employment Agreement, dated as of July 22, 2002, by and between the Registrant and Charles Nomides
10.6*	Employment Agreement, dated as of August 1, 2002, by and between the Registrant and Anne M. VanLent
10.7*	Consulting Agreement, dated as of November 1, 2002, by and between the Registrant and Marcel Borgers, Ph.D.
10.8*	Restricted Stock Purchase Agreement, dated as of October 31, 2001, by and between the Registrant and Geert Cauwenbergh, Ph.D.
10.9*	Amendment No. 1 to Restricted Stock Purchase Agreement, dated as of May 7, 2002, by and between the Registrant and Geert Cauwenbergh, Ph.D.
10.10 *	Restricted Stock Purchase Agreement, dated as of February 20, 2002, by and between the Registrant and Charles Nomides

Exhibit
Number		Description

10.11	*	Amendment No. 1 to Restricted Stock Purchase Agreement, dated as of May 7, 2002, by and between the Registrant and Charles Nomides
10.12	*	Restricted Stock Purchase Agreement, dated as of August 1, 2002, by and between the Registrant and Anne M. VanLent
10.13		Lease Agreement, dated May 28, 2003, between the Registrant and Peregrine Investment Partners-I relating to property located at 600 College Road East, Princeton Forrestal Center, New Jersey
10.14		Amendment No. 1, dated November 6, 2003, to Lease Agreement, dated May 28, 2003, between the Registrant and Peregrine Investment Partners-I relating to property located at 600 College Road East, Princeton Forrestal Center, New Jersey
10.15		Master Security Agreement, dated as of August 21, 2003, and Amendment, dated as of September 3, 2003, between the Registrant and General Electric Capital Corporation
23.1*		Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
23.2		Consent of Ernst & Young LLP
24.1		Powers of Attorney (included on signature page)

*	To be filed by amendment.

      (b) Financial Statement Schedules

      All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 17.     Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430(A) and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the township of Plainsboro, State of New Jersey, on February 5, 2004.

BARRIER THERAPEUTICS, INC.

By	/s/ GEERT CAUWENBERGH

Geert Cauwenbergh, Ph.D.
Chief Executive Officer

Power of Attorney

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints Geert Cauwenbergh, Ph.D. and Anne M. VanLent and each of them acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement and a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ GEERT CAUWENBERGH Geert Cauwenbergh, Ph.D.	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 5, 2004

/s/ ANNE M. VANLENT Anne M. VanLent	Chief Financial Officer (Principal Financial and Accounting Officer)	February 5, 2004

/s/ SRINIVAS AKKARAJU Srinivas Akkaraju, M.D., Ph.D.	Director	February 5, 2004

/s/ PETER ERNSTER Peter Ernster	Director	February 5, 2004

/s/ MARC OSTRO Marc Ostro, Ph.D.	Director	February 5, 2004

/s/ ANDREW N. SCHIFF Andrew N. Schiff, M.D.	Director	February 5, 2004

/s/ NICHOLAS SIMON Nicholas Simon	Director	February 5, 2004

Index of Exhibits

Exhibit
Number		Description

1.1*		Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of the Registrant
3.2*		Form of Amended and Restated Certificate of Incorporation of Registrant to be effective upon closing of the offering
3.3		Amended and Restated Bylaws of the Registrant
3.4*		Form of Bylaws of the Registrant to be effective upon the closing of the offering
4.1*		Specimen Certificate evidencing shares of Registrant’s common stock
4.2		Amended and Restated Investors Rights Agreement, dated as of October 23, 2003, by and among the Registrant and the Investors listed therein
5.1*		Opinion of Morgan, Lewis & Bockius LLP
10.1*		2002 Equity Compensation Plan
10.2*		Intellectual Property Transfer and License Agreement, dated as of May 6, 2002, by and between the Registrant and Johnson & Johnson Consumer Companies, Inc.
10.3*		Intellectual Property Transfer and License Agreement, dated as of May 6, 2002, by and among the Registrant and Janssen Pharmaceutica Products, L.P., and Ortho-McNeil Pharmaceutical, Inc.
10.4*		Employment Agreement, dated as of May 7, 2002, by and between the Registrant and Geert Cauwenbergh, Ph.D.
10.5*		Employment Agreement, dated as of July 22, 2002, by and between the Registrant and Charles Nomides
10.6*		Employment Agreement, dated as of August 1, 2002, by and between the Registrant and Anne M. VanLent
10.7*		Consulting Agreement, dated as of November 1, 2002, by and between the Registrant and Marcel Borgers, Ph.D.
10.8*		Restricted Stock Purchase Agreement, dated as of October 31, 2001, by and between the Registrant and Geert Cauwenbergh, Ph.D.
10.9*		Amendment No. 1 to Restricted Stock Purchase Agreement, dated as of May 7, 2002, by and between the Registrant and Geert Cauwenbergh, Ph.D.
10.10	*	Restricted Stock Purchase Agreement, dated as of February 20, 2002, by and between the Registrant and Charles Nomides
10.11	*	Amendment No. 1 to Restricted Stock Purchase Agreement, dated as of May 7, 2002, by and between the Registrant and Charles Nomides
10.12	*	Restricted Stock Purchase Agreement, dated as of August 1, 2002, by and between the Registrant and Anne M. VanLent
10.13		Lease Agreement, dated May 28, 2003, between the Registrant and Peregrine Investment Partners-I relating to property located at 600 College Road East, Princeton Forrestal Center, New Jersey
10.14		Amendment No. 1, dated November 6, 2003, to Lease Agreement, dated May 28, 2003, between the Registrant and Peregrine Investment Partners-I relating to property located at 600 College Road East, Princeton Forrestal Center, New Jersey
10.15		Master Security Agreement, dated as of August 21, 2003 and Amendment, dated as of September 3, 2003, between the Registrant and General Electric Capital Corporation
23.1*		Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
23.2		Consent of Ernst & Young LLP
24.1		Powers of Attorney (included on signature page)

*	To be filed by amendment.